As filed with the Securities and Exchange Commission on April 23, 2014.

Registration No. 333-195176

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zendesk, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	26-4411091
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	989 Market Street, Suite 300 San Francisco, California 94103 415.418.7506
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
	Mikkel Svane Chief Executive Officer Zendesk, Inc. 989 Market Street, Suite 300 San Francisco, California 94103 415.418.7506
(Name, address, including zip code, and telephone number, including area code, of agent for service) Copies to:
William J. Schnoor Jr., Esq. Bradley C. Weber, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 650.752.3100	John M. Geschke, Esq. Senior Vice President and General Counsel Zendesk, Inc. 989 Market Street, Suite 300 San Francisco, California 94103 415.418.7506	Eric C. Jensen, Esq. David G. Peinsipp, Esq. Andrew S. Williamson, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 415.693.2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 23, 2014.

             Shares

Zendesk, Inc.

Common Stock

This is an initial public offering of shares of common stock of Zendesk, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We have applied to list our common stock on the New York Stock Exchange under the symbol “ZEN.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we are subject to reduced public company reporting requirements.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional              shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Morgan Stanley	Credit Suisse

Pacific Crest Securities	Canaccord Genuity

Prospectus dated                     , 2014.

zendesk

Bringing organizations and their customers closer together

zendesk
Bringing organizations and their customers closer together

zendesk

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

-i-

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless expressly indicated or the context requires otherwise, the terms “Zendesk,” “company,” “we,” “us,” and “our” in this prospectus refer to Zendesk, Inc., a Delaware corporation, and its consolidated subsidiaries.

Overview

Zendesk believes the fundamental relationship between organizations and their customers is changing, and a new customer service philosophy is emerging.

Zendesk was formed to help organizations capitalize on this profound shift. We are a software development company that provides a software-as-a-service, or SaaS, customer service platform. Our beautifully simple platform helps organizations engage with people in new ways that foster long-term customer loyalty and satisfaction. We empower organizations to better answer customers’ questions, and to solve their problems through the channels that people use every day when seeking help, such as email, chat, voice, social media, and websites. Our platform also helps people find answers on their own through knowledge bases and communities, capitalizing on the increasing customer preference for self-service. Our customer engagement capabilities allow organizations to proactively serve their customers, reaching out to those who may need help and soliciting feedback about their experience. The openness of our customer service platform makes it easy for organizations to integrate with their other applications. Our platform consolidates the data from customer interactions and provides organizations with powerful analytics and performance benchmarking.

Our business model is designed to drive organic growth, leverage positive word-of-mouth, and remove friction from the evaluation and purchasing process. The majority of our customers find us online and subscribe to our customer service platform directly from our website. Exemplifying the success of our sales and marketing strategy, during the three months ended March 31, 2014, 70% of our qualified sales leads, which are largely comprised of prospects that commence a free trial of our customer service platform, came from organic search, customer referrals, and other unpaid sources. For larger organizations, our sales team focuses on a land and expand strategy, which leverages this grassroots adoption and seeks to expand our footprint within organizations.

We currently have more than 42,000 customer accounts on our customer service platform, which represent organizations across a broad array of sizes, industries, and geographies. Our customers are located in over 140 countries and provide customer service through our platform in over 40 languages.

In March 2014, we completed the acquisition of Zopim Technologies Pte Ltd., or Zopim, a software development company that provides a SaaS live chat service. Through Zopim, we provide live chat software as a standalone service and as an integrated service with our customer service platform for chat-enabled agents.

Our financial performance reflects our significant customer growth and strong customer retention and expansion. For the years ended December 31, 2012 and 2013, our revenue was $38.2 million and $72.0 million, respectively, representing an 88% growth rate. For the three months ended March 31,

2013 and 2014, our revenue was $13.9 million and $25.1 million, respectively, representing an 80% growth rate. For the years ended December 31, 2012 and 2013, we derived $15.8 million, or 41%, and $29.6 million, or 41%, respectively, of our revenue from customers located outside of the United States. For the three months ended March 31, 2013 and 2014, we derived $5.9 million, or 42%, and $10.2 million, or 41%, respectively, of our revenue from customers located outside of the United States. For the years ended December 31, 2012 and 2013, we generated net losses of $24.4 million and $22.6 million, respectively. For the three months ended March 31, 2013 and 2014, we generated net losses of $5.4 million and $10.3 million, respectively. We intend to invest aggressively to drive continued growth and market leadership.

Industry Background

Over the last several years, the ways in which people research, purchase from, and communicate with organizations have evolved from a relatively simple set of interactions into a rapidly expanding network of information and communications. The result is people who are better informed about the products and services they buy; have more choices and potentially less loyalty; and can influence many others with their opinions. People have higher expectations about how an organization will relate to them and less patience for organizations that do not meet these expectations.

We believe this transformation creates tremendous opportunities for organizations of all sizes that make customer service a critical focus of their operations. We believe that many successful organizations today exemplify this new approach and have discovered that a deep understanding of the customer experience can be the foundation for building highly valuable customer relationships. While opportunities abound for organizations that recognize and capitalize on these trends, the penalties for failing to evolve to this changing landscape can be severe. Acting as brand advocates or adversaries, individuals can influence peers’ opinions and purchasing behavior.

Various software tools, delivered both “on-premise” and in the cloud, have attempted to address the difficult nature of customer support for many years. This legacy customer support software is costly and complex, causing the vast majority of small and medium-sized businesses, or SMBs, to rely primarily on tools like email, phones, and spreadsheets. Even larger organizations able to afford customer support software often adopt a piecemeal approach with the goal of minimizing support costs. The result is the inability to support multiple channels or expand to new channels, ultimately leading to customer frustration.

Legacy customer support software also limits employees’ effectiveness in responding to customer inquiries and offers few, if any, analytics, recommendations, or performance benchmarks. Familiar with consumer web software like Facebook, Twitter, and Gmail, employees desire tools with similar ease-of-use and sophistication. Most enterprise software, particularly customer support software, has not progressed to embrace consumer design tactics including optimized user experience, availability on personal devices, and ease-of-deployment.

We believe that effective customer service requires a purpose-built platform that embraces the new landscape of omni-channel communication and the empowered and informed customer, and places an emphasis on well-designed experiences.

According to International Data Corporation, or IDC, a global market intelligence firm, in 2012 the worldwide customer relationship management, or CRM, software market comprised $20.7 billion. Our customer service platform primarily addresses the customer service and contact center segments which comprised a total of $10.2 billion in 2012 worldwide. In addition, IDC has estimated that between

2012 and 2017 SaaS solutions in the overall CRM applications market will grow over ten times faster than legacy on-premise solutions. In a 2013 report, IDC also estimated that there were approximately 76 million SMBs worldwide. We believe that many of these organizations have not been able to implement or afford legacy customer support software and therefore represent a substantial greenfield market opportunity for our customer service platform.

The Zendesk Approach

Zendesk’s mission is to help organizations build successful long-term relationships with their customers. Our intuitive platform facilitates listening to the customer, finding the best possible answer, communicating through the appropriate channel, and sharing the knowledge gained with the whole organization.

•	Beautifully Simple. We have an overarching philosophy to be beautifully simple. We take intuitive design elements that people have grown to expect from consumer software and incorporate them into our platform. We also offer a free trial and a transparent purchase process with numerous self-service options that are suitable for SMBs and enterprise departments as well as assisted options for larger clients.

•	Omni-Channel and Contextual. Our customer service platform is built to support customers across a wide variety of integrated channels—email, voice, social media, and websites. Through Zopim, we offer live chat as a standalone service and as an integrated service with our customer service platform for chat-enabled agents. In addition, our customer service platform provides important contextual information around customer issues by encouraging employee collaboration and enabling real-time information sharing.

•	Affordable. We believe our subscription plans are significantly less expensive and offer greater pricing transparency than many legacy customer support software applications (especially when software updates, ongoing maintenance, and consultant fees required for integration, installation, customization, and training are taken into account).

•	Natively Mobile. Through native mobile apps, employees can access our platform anywhere with robust product functionality, an elegant interface, and performance analytics.

•	Cloud-Based Architecture. Our architecture automates frequent software updates and introduction of new features while also allowing our platform to easily scale within organizations. Configurations made with simple tools tailor the functionality and design of our platform to an organization’s particular needs and keep customer service efforts of any size organized.

•	Open Platform. Our customer service platform includes over 120 pre-built integrations with CRM, e-commerce, telephony, live chat, and other apps. Developed with our open application programming interfaces, or APIs, our customer service platform can also be customized, integrated, or expanded upon with private apps.

•	Proactive Engagement. Organizations are equipped to proactively communicate with customers at the most relevant and critical moments. For example, organizations can automatically trigger workflow to proactively reach out to customers that may signal they have had a bad experience or need particular attention.

•	Strategic Analytics. Our customer service platform provides analytics that are mission critical for an organization’s operations. In all subscription plans, managers have access to real-time operational efficiency and customer satisfaction analytics at the interaction, agent, and organizational level.

Growth Strategy

We are focused on the following key areas of growth:

•	Introducing new products and broadening our platform functionality;

•	Furthering our data-driven approach;

•	Maintaining our leadership in the SMB market;

•	Expanding our enterprise customer base;

•	Continuing to increase our global customer footprint;

•	Broadening our integrations and partnerships; and

•	Developing our brand.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We may fail to adapt our customer service platform, from which we derive substantially all of our revenue and cash flows, to changing market dynamics and customer preferences or achieve increased market acceptance of our platform;

•	We have a history of losses and we expect our revenue growth rate to decline; as our costs increase, we may not be able to generate sufficient revenue to achieve or sustain profitability;

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future operating results;

•	We may not be able to develop enhancements to our customer service platform and live chat software that achieve market acceptance or that keep pace with technological developments;

•	We may fail to effectively manage our growth and organizational change in a manner that preserves the key aspects of our culture;

•	The market in which we participate is intensely competitive, and we may not compete effectively;

•	The market for SaaS business software applications may develop more slowly than we expect or decline;

•	If we are not successful in selling live chat software as a standalone service or more fully integrating our Zopim live chat software with our customer service platform, our business could be harmed;

•	Our security measures may be breached or unauthorized access to customer data may otherwise be obtained, causing our platform to be perceived as insecure;

•	We may experience service interruptions or performance problems associated with our technology and infrastructure;

•	Real or perceived errors, failures, or bugs in our customer service platform or live chat software may occur;

•	We depend substantially on our customers renewing their subscriptions and purchasing additional subscriptions from us and we may suffer declines in our customer retention or expansion;

•	We may fail to effectively expand our sales capabilities; and

•	Our stock price may be volatile or may decline regardless of our operating performance.

General Corporate Information

We were founded in Copenhagen, Denmark in 2007. We reincorporated in Delaware in 2009. Our principal executive offices are located at 989 Market Street, Suite 300, San Francisco, California 94103, and our telephone number is (415) 418-7506. Our website address is www.zendesk.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“Zendesk,” “Zopim,” the Lotus flower image, and other trademarks or service marks of Zendesk appearing in this prospectus are the property of Zendesk or its consolidated subsidiaries. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive from this offering for working capital or other general corporate purposes, including the expansion of our sales organization, international expansion, further development of our platform, and general and administrative matters.

We may also use a portion of the net proceeds to:

• satisfy all or a portion of the anticipated tax withholding and remittance obligations related to the settlement of our outstanding restricted stock units;

• repay all or some of the outstanding principal and accrued interest on the equipment line of credit or the revolving line of credit under our existing credit facility; and

• acquire complementary businesses, products, services, or technologies.

We also expect to contribute up to              of the net proceeds of this offering to the financial support of our global corporate responsibilities objectives. Among other matters, this may include the establishment and funding of a foundation to manage these efforts.

See the section titled “Use of Proceeds” for additional information.

Concentration of ownership	Upon the completion of this offering, our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

Proposed New York Stock Exchange trading symbol	“ZEN”

The number of shares of common stock that will be outstanding after this offering is based on 59,074,030 shares outstanding as of March 31, 2014, assuming the conversion of the redeemable convertible preferred stock outstanding as of March 31, 2014, and excludes:

•	14,665,486 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2014, with a weighted-average exercise price of $5.19 per share;

•	2,656,871 shares of our common stock subject to restricted stock units outstanding as of March 31, 2014;

•	125,000 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of March 31, 2014, with an exercise price of $1.92 per share;

•	shares of common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective immediately prior to the time that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, or the SEC, and includes shares of common stock that were reserved for future grants under our 2009 Stock Option and Grant Plan;

•	3,625,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date the registration statement of which this prospectus is a part is declared effective by the SEC; and

•	any shares of common stock that become available subsequent to this offering under our 2014 Stock Option and Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a one-for-two reverse split of our common stock and a proportional adjustment to the conversion ratio of our redeemable convertible preferred stock that was effected on April 21, 2014;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 34,323,089 shares of common stock, the conversion of which will occur upon the completion of this offering;

•	the automatic conversion of all outstanding shares of our Series B common stock as of March 31, 2014 into an aggregate of 14,869,760 shares of Series A common stock, the conversion of which will occur upon the completion of this offering;

•	the amendment of our certificate of incorporation in connection with the completion of this offering to redesignate our outstanding Series A common stock (following the conversion noted above) as common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We have derived the consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2011 are derived from unaudited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and March 31, 2014 and the consolidated balance sheet data as of March 31, 2014 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The following summary of consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands, except per share data)
	(Unaudited)			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$15,598	$38,228	$72,045	$13,911	$25,092
Cost of revenue(1)	4,679	13,253	24,531	4,870	8,995

Gross profit	10,919	24,975	47,514	9,041	16,097
Operating expenses:(1)
Research and development	4,474	14,816	15,288	3,349	5,178
Sales and marketing	9,794	22,749	37,622	7,995	14,287
General and administrative	3,726	11,558	16,437	2,958	6,384

Total operating expenses	17,994	49,123	69,347	14,302	25,849

Operating loss	(7,075)	(24,148)	(21,833)	(5,261)	(9,752)
Other expense, net	(37)	(96)	(517)	(77)	(458)

Loss before provision for income taxes	(7,112)	(24,244)	(22,350)	(5,338)	(10,210)
Provision for income taxes	46	121	221	20	49

Net loss	(7,158)	(24,365)	(22,571)	(5,358)	(10,259)
Accretion of redeemable convertible preferred stock	(51)	(50)	(49)	(12)	(12)
Deemed dividend to investors in relation to tender offer	—	(8,326)	—	—	—

Net loss attributable to common stockholders	(7,209)	(32,741)	(22,620)	(5,370)	(10,271)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.46)	$(1.67)	$(1.04)	$(0.26)	$(0.45)

Weighted-average shares used to compute net loss per share attributable to common stockholders(2)	15,591	19,629	21,674	20,853	22,762

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.40)		$(0.18)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholder (unaudited)(2)			56,025		57,202

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands)
	(Unaudited)			(Unaudited)
Cost of revenue	$12	$129	$254	$39	$90
Research and development	50	4,117	635	71	310
Sales and marketing	—	1,313	1,210	159	490
General and administrative	184	4,081	2,755	133	934

(2)	See Note 11 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,855	$50,855	$
Marketable securities	10,632	10,632
Working capital	17,227	17,227
Property and equipment, net	22,257	22,257
Goodwill and intangible assets, net	16,088	16,088
Total assets	117,162	117,162
Deferred revenue	33,449	33,449
Credit facility	27,700	27,700
Total liabilities	88,712	88,712
Redeemable convertible preferred stock	71,381	—
Total stockholders’ equity (deficit)	(42,931)	28,450

(1)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 34,323,089 shares of common stock which conversion will occur upon the completion of this offering, as if such conversion had occurred on March 31, 2014.
(2)	The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to the pro forma adjustments set forth in footnote 1 above and the sale and issuance by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, together with all of the other information contained in this prospectus, including our financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks could have a material adverse effect on our business, operating results, and financial condition and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

We derive, and expect to continue to derive, substantially all of our revenue and cash flows from our customer service platform. If we fail to adapt this platform to changing market dynamics and customer preferences or to achieve increased market acceptance of our customer service platform, our business, results of operations, financial condition, and growth prospects would be harmed.

We derive, and expect to continue to derive, substantially all of our revenue and cash flows from sales of subscriptions to our customer service platform. As such, the market acceptance of this platform is critical to our success. Demand for our customer service platform is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our platform by customers for existing and new use cases, the timing of development and release of new products, features, and functionality introduced by our competitors, technological change, and growth or contraction in our addressable market. We expect that an increasing focus on customer satisfaction and the growth of various communications channels will profoundly impact the market for customer support software and blur distinctions between traditionally separate systems for customer support, marketing automation, and customer relationship management, enabling new competitors to emerge. If we are unable to meet customer demands to manage customer experiences through flexible solutions designed to address all these needs or otherwise achieve more widespread market acceptance of our customer service platform, our business, results of operations, financial condition, and growth prospects will be adversely affected.

We have a history of losses and we expect our revenue growth rate to decline. As our costs increase, we may not be able to generate sufficient revenue to achieve and sustain our profitability.

We have incurred net losses in each year since our inception, including net losses of $24.4 million and $22.6 million in the years ended December 31, 2012 and 2013, respectively, and net losses of $5.4 million and $10.3 million for the three months ended March 31, 2013 and 2014, respectively. We had an accumulated deficit of $74.7 million at March 31, 2014. For the years ended December 31, 2012 and 2013, our revenue was $38.2 million and $72.0 million, respectively, representing an 88% growth rate. For the three months ended March 31, 2013 and 2014, our revenue was $13.9 million and $25.1 million, respectively, representing an 80% growth rate. We expect that our revenue growth rate will decline over time. We may not be able to generate sufficient revenue to achieve and sustain profitability as we also expect our costs to increase in future periods. We expect to continue to expend substantial financial and other resources on:

•	development of our customer service platform, including investments in our research and development team, the development or acquisition of new products, features and functionality, and improvements to the scalability, availability, and security of our customer service platform;

•	our technology infrastructure, including expansion of our activities in third-party data centers in which we lease space and where we manage our own hosting and network equipment, or self-

managed colocation data centers, enhancements to our network operations and infrastructure, and hiring of additional employees for our operations team;

•	sales and marketing, including a significant expansion of our direct sales organization;

•	additional international expansion in an effort to increase our customer base and sales; and

•	general administration, including legal, accounting, and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. If we fail to continue to grow our revenue, our operating results, and business would be harmed.

We have a limited operating history, which makes it difficult to evaluate our prospects and future operating results.

We incorporated and first launched our customer service platform in 2007. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth has been inconsistent, and should not be considered indicative of our future performance. Further, in future periods, our revenue could decline for a number of reasons, including any reduction in demand for our customer service platform or live chat software, increase in competition, contraction of our overall market, or our failure, for any reason, to capitalize on growth opportunities. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

If we are not able to develop enhancements to our customer service platform or live chat software that achieve market acceptance and that keep pace with technological developments, our business would be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing platform and live chat software and to introduce new products and services. In order to grow our business, we must develop products and services that reflect the changing nature of customer service, and expand beyond customer service to other areas of managing relationships with customers. The success of any enhancement to our customer service platform or live chat software depends on several factors, including timely completion, adequate quality testing, and market acceptance. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the market acceptance necessary to generate sufficient revenue. If we are unable to successfully develop new products or services, enhance our existing customer service platform and live chat software to meet customer requirements, or otherwise gain market acceptance, our business and operating results will be harmed.

Because our customer service platform and live chat software are available over the Internet, we need to continuously modify and enhance them to keep pace with changes in Internet-related hardware, software, communications, and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and changes in standards, our customer service platform and live chat software may become less marketable, less competitive, or obsolete, and our operating results will be harmed.

If we fail to effectively manage our growth and organizational change in a manner that preserves the key aspects of our culture, our business and operating results could be harmed.

We have experienced and may continue to experience rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. For example, our headcount has grown from 319 employees on March 31, 2013 to 614 employees on March 31, 2014. In addition, we have established subsidiaries in Denmark, the United Kingdom, Australia, Ireland, Japan, the Philippines, and Brazil since our inception in 2007, and, as a result of the acquisition of Zopim, we also have a subsidiary in Singapore. We may continue to expand our international operations into other countries in the future. We have also experienced significant growth in the number of customers, end users, transactions, and data that our customer service platform and our associated hosting infrastructure support. Finally, our organizational structure is becoming more complex and we may need to scale and adapt our operational, financial, and management controls, as well as our reporting systems and procedures to manage this complexity. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, simplicity in design, and attention to customer satisfaction that has been critical to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our culture, the quality of our products and services may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for customer service solutions is fragmented, rapidly evolving, and highly competitive, with relatively low barriers to entry. Among the small to medium sized organizations that make up a large proportion of our customers, we often compete with general use computer applications and other tools, which these organizations use to provide support and which can be deployed for little or no cost. These include shared accounts for email communication, phone banks for voice communication, and pen and paper, text editors, and spreadsheets for tracking and management. With respect to larger organizations and enterprises seeking to deploy a customer service software system, we have many competitors that are larger and which have greater name recognition, much longer operating histories, more established customer relationships, larger marketing budgets, and significantly greater resources, than we do.

Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our platform, and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from in-house software systems, large integrated systems vendors, and smaller companies offering alternative SaaS applications. Our competitors vary in size and in the breadth and scope of the products and services they offer. We face substantial competition from salesforce.com, Inc., Oracle Corporation, and Microsoft Corporation, each of which can bundle competing products and services with other software offerings, or offer them at a low price as part of a larger sale. In addition, we compete with a number of other SaaS providers with focused customer support applications, including desk.com (a salesforce.com service), Kayako Helpdesk Pvt. Ltd., Freshdesk, Inc., Brightwurks, Inc. (Help Scout), SupportBee, Inc., and Tenmiles Technologies Pvt. Ltd. (Happy Fox), many of which offer free or significantly discounted prices for their services. Further, other established SaaS providers not currently focused on customer support may expand their services to compete with us. Many of our current and potential competitors have established marketing relationships, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators, and resellers. Additionally, some potential customers, particularly large organizations, have elected, and may in the future elect, to develop their own internal customer support software system. Certain of our competitors have partnered with, or have acquired, and may in the future partner with or acquire, other competitors to offer services, leveraging their collective competitive positions, which makes, or would make, it more difficult to compete with them. For all of these reasons, we may not be able to compete successfully against our current and future competitors, which would harm our business.

If the market for SaaS business software applications develops more slowly than we expect or declines, our business would be adversely affected.

The market for SaaS business software applications is less mature than the market for on-premise business software applications, and the adoption rate of SaaS business software applications may be slower among subscribers in industries with heightened data security interests or business practices requiring highly customizable application software. Our success will depend to a substantial extent on the widespread adoption of SaaS business applications in general, and of SaaS customer service applications in particular. Many organizations have invested substantial personnel and financial resources to integrate traditional on-premise business software applications into their businesses, and therefore may be reluctant or unwilling to migrate to SaaS applications. It is difficult to predict customer adoption rates and demand for our customer service platform and live chat software, the future growth rate and size of the SaaS business applications market or the entry of competitive applications. The expansion of the SaaS business applications market depends on a number of factors, including the cost, performance, and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Additionally, government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or may seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS business applications, including our customer service platform and live chat software, may be negatively affected. If SaaS business applications do not continue to achieve market acceptance, or there is a reduction in demand for SaaS business applications caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending, it would result in decreased revenue and our business would be adversely affected.

If we are not successful in selling our live chat software as a standalone service or more fully integrating our Zopim live chat software with our customer service platform, our business could be harmed.

As a result of the acquisition of Zopim, we now sell the Zopim live chat software as a standalone service. The Zopim live chat software can also be integrated with our customer service platform as a means to enable live chat functionality for agents and we expect this integration to be the primary means by which we offer chat functionality on our customer service platform in the future.

We have limited experience selling separate products in general or live chat software in particular, and as a result, our live chat software may not gain acceptance with our customers and potential customers.

Our expected reliance on the Zopim live chat software as a primary means of enabling chat functionality in connection with our customer service platform may not be successful. In particular, we expect to charge a separate subscription fee per chat-enabled agent. While we believe the Zopim live chat software represents a substantial upgrade in functionality over the chat functionality currently embedded in our customer service platform, our current or prospective customers may resist paying for functionality that, to some degree, was previously available to all agents under a single subscription to our customer service platform. If our customers do not purchase the Zopim live chat software as a standalone service or as integrated with customer service platform, our business, revenue, and operating results could be harmed.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our customer service platform and live chat software may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.

Use of our customer service platform and live chat software involve the storage, transmission, and processing of our customers’ proprietary data, including personal or identifying information regarding their customers or employees. Unauthorized access or security breaches of our customer service platform or live chat software could result in the loss of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liability.

We have experienced significant breaches of our security measures and our customer service platform and live chat software are at risk for future breaches as a result of third-party action, employee, vendor, or contractor error, malfeasance, or other factors. For example, in February 2013, we experienced a security breach involving unauthorized access to three of our customers’ accounts and personal information of consumers maintained in those customer accounts.

We have only been offering the Zopim live chat software since the completion of our acquisition of Zopim in March 2014. We are aware that Zopim experienced breaches of its security measures prior to the acquisition. The systems, networks, personnel, equipment, and vendors utilized to provide our live chat software are entirely separate from those utilized in connection with our customer service platform and have not been subject to the same security reviews and assessments as those used to provide our customer service platform. Our failure to complete these assessments and implement improvements to the security measures deployed to protect our live chat software in a timely manner could increase our risk of a security breach with respect to this service, which would harm our business as a whole.

Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

Because data security is a critical competitive factor in our industry, we make numerous statements in our privacy policies and terms of service, through our certifications to privacy standards, and in our marketing materials, providing assurances about the security of our customer service platform and live chat software including detailed descriptions of security measures we employ. Should any of these statements be untrue or become untrue, even through circumstances beyond our reasonable control, we may face claims of misrepresentation or deceptiveness by the U.S. Federal Trade Commission, state and foreign regulators, and private litigants.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our customer service platform and live chat software at any time and within an acceptable amount of time. Our customer service platform and live chat software are proprietary, and we rely on the expertise of members of our engineering, operations, and software development teams for their continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our customer service platform or live chat software simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our customer service platform and live chat software become more complex and our user traffic increases. If our customer service platform or live chat software is unavailable or if our users are unable to access our customer service platform or live chat software within a reasonable amount of time or at all, our business would be negatively affected. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any of the factors described above, or certain other failures of our infrastructure, customer data may be permanently lost. Moreover, some of our customer agreements include performance guarantees and service level standards that obligate us to provide credits or termination rights in the event of a significant disruption in our platform. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

Real or perceived errors, failures, or bugs in our customer service platform or live chat software could adversely affect our operating results and growth prospects.

Because our customer service platform and live chat software are complex, undetected errors, failures, vulnerabilities, or bugs may occur, especially when updates are deployed. Our customer service platform and live chat software are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors or failures of our customer service platform, our live chat software, or other aspects of the computing environment into which they are deployed. In addition, deployment of our customer service platform or live chat software into complicated, large-scale computing environments may expose undetected errors, failures, vulnerabilities, or bugs in our customer service platform or live chat software. Despite testing by us, errors, failures, vulnerabilities, or bugs may not be found in our customer service platform or live chat software until after they are deployed to our customers. We have discovered and expect will continue to discover software errors, failures, vulnerabilities, and bugs in our customer service platform and live chat software and anticipate that certain of these errors, failures, vulnerabilities, and bugs will only be discovered and remediated after deployment to customers. Real or perceived errors, failures, or bugs in our customer service platform or live chat software could result in negative publicity, loss of or delay in market acceptance of our customer service platform or live chat software, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

Incorrect or improper implementation or use of our customer service platform or live chat software could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our customer service platform and live chat software are deployed in a wide variety of technology environments and into a broad range of complex workflows. Increasingly, our customer service platform and live chat software have been integrated into large-scale, complex technology environments, and specialized use cases, and we believe our future success will depend on our ability to increase use of our customer service platform and live chat software in such deployments. We often assist our customers in implementing our customer service platform and live chat software, but many customers attempt to implement even complex deployments themselves. If we or our customers are unable to implement our customer service platform or live chat software successfully, or unable to do so in a timely manner, customer perceptions of our customer service platform, our live chat software, and company may be impaired, our reputation and brand may suffer, and customers may choose not to renew or expand the use of our customer service platform or live chat software.

Our customers and third-party partners may need training in the proper use of our customer service platform or live chat software to maximize its potential. If our customer service platform or live chat software is not implemented or used correctly or as intended, inadequate performance may result. Because our customers rely on our customer service platform to manage a wide range of operations, the incorrect or improper implementation or use of our customer service platform, our failure to train customers on how to efficiently and effectively use our customer service platform, or our failure to provide adequate product support to our customers, may result in negative publicity or legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for additional subscriptions to our customer service platform and live chat software.

Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results.

In deploying and using our customer service platform and live chat software, our customers depend on our product support team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope, and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our customer service platform and live chat software to existing and prospective customers, our business, operating results, and financial position.

We depend on our executive officers and other key employees and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, support, general and administrative functions, and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Chief Executive Officer, or key employees could have an adverse effect on our business.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and SaaS applications and experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

We are highly dependent upon free trials of our customer service platform and live chat software and other inbound lead generation strategies to drive our sales and revenue. If these strategies fail to continue to generate sales opportunities or do not convert into paying customers, our business and results of operations would be harmed.

We are highly dependent upon our marketing strategy of offering free trials of our customer service platform and live chat software and other inbound lead generation strategies to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the trial version to the paid version of our customer service platform or live chat software. Further, we often depend on individuals within an organization who initiate the trial versions of our customer service platform and live chat software being able to convince decision makers within their organization to convert to a paid version. Many of these organizations have complex and multi-layered purchasing requirements. To the extent that these users do not become, or are unable to convince others to become, paying customers, we will not realize the intended benefits of this marketing strategy and our ability to grow our revenue will be adversely affected.

We employ a pricing model that subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

We charge our customers for their use of our customer service platform based on the number of users they enable as “agents” to provide customer service under their customer account. At the same time, we provide features and functionality within our customer service platform that enable our customers to promote customer self-service and otherwise efficiently and cost-effectively address product support requests without the need for substantial human interaction. As a result of these features, customer agent staffing requirements may be minimized and our revenue may be adversely impacted.

We separately charge on a per agent basis for the use of our live chat software. Historically, we have provided limited chat functionality for all agents within our customer service platform for no additional charge. In the future, we expect to require a separate subscription to enable chat functionality in connection with our customer service platform. We do not know whether our customers or the market in general will accept this change in our pricing model and if it fails to gain acceptance our business and results of operations could be harmed.

Our terms of service prohibit the sharing of user logins and passwords. These restrictions may be improperly circumvented or otherwise bypassed by certain users and, if they are, we may not be able to capture the full value for the use of our customer service platform. We license access and use of our customer service platform and live chat software exclusively for our customers’ internal use only. If customers improperly resell or otherwise make our customer service platform or live chat software available to their customers, it may cannibalize our sales or commoditize our customer service platform and live chat software in the market. Additionally, if a customer that has received a volume discount from us offers our customer service platform to its customers in violation of our terms of service, we may experience price erosion and be unable to capture sufficient value from the use of our customer service platform or live chat software by those customers.

While our terms of service provide us the ability to enforce our terms, our customers may resist or refuse to allow us to audit their usage, in which case we may have to pursue legal recourse to enforce our rights. Any such enforcement action would require us to spend money, distract management, and potentially adversely affect our relationship with our customers.

We do not have the history with our subscription or pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain existing customers.

We have limited experience with respect to determining the optimal prices for our customer service platform and live chat software and as a result, we have in the past and expect in the future that we will need to change our pricing model from time to time. For example, in September 2013, we changed the way we price subscription plans for our customer service platform and have not yet determined the long-term impact of this change. As the market for our customer service platform and live chat software matures, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenue. Moreover, larger organizations, which are a primary focus of our direct sales efforts, may demand substantial price concessions. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

Our financial results may fluctuate due to increasing variability in our sales cycles.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. These assumptions are based upon historical trends for sales cycles and conversion rates associated with our existing customers, many of whom to date have been small to medium-sized organizations that make purchasing decisions without interacting with our sales or other personnel. As we continue to focus on and become more dependent on sales to larger organizations, we expect our sales cycles to lengthen and become less predictable. This may adversely affect our financial results. Factors that may influence the length and variability of our sales cycle include:

•	the need to educate prospective customers about the uses and benefits of our customer service platform and live chat software;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the competitive nature of evaluation and purchasing processes;

•	evolving functionality demands;

•	announcements or planned introductions of new products, features, or functionality by us or our competitors; and

•	lengthy purchasing approval processes.

Our increasing dependence on sales to larger organizations may increase the variability of our financial results. If we are unable to close one or more expected significant transactions with these customers in a particular period, or if an expected transaction is delayed until a subsequent period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

Our quarterly results may fluctuate for various other reasons, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate as a result of a variety of other factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Some of the important factors that may cause our revenue, operating results, and cash flows to fluctuate from quarter to quarter include:

•	our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;

•	the number of new employees added;

•	the rate of expansion and productivity of our sales force;

•	changes in our or our competitors’ pricing policies;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	new products, features, or functionalities introduced by our competitors;

•	significant security breaches, technical difficulties, or interruptions to our customer service platform or live chat software;

•	the timing of customer payments and payment defaults by customers;

•	general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscription contracts, or affect customer retention;

•	changes in the relative and absolute levels of professional services we provide;

•	changes in foreign currency exchange rates;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	the impact of new accounting pronouncements; and

•	the timing of the grant or vesting of equity awards to employees.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, operating results, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, operating results, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our customers. The revenue growth and potential profitability of our business depend on demand for business software applications and services generally and for customer service systems in particular. In addition, our revenue is entirely dependent on the number of users of our customer service platform or live chat software at each of our customers, which in turn is influenced by the employment and hiring patterns of our customers. To the extent that weak economic conditions cause our customers and prospective customers to freeze or reduce their hiring for personnel providing service and support, demand for our customer service platform and live chat software may be negatively affected. Historically, during economic downturns there have been reductions in spending on information technology and customer service systems as well as pressure for extended billing terms and other financial concessions. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology and customer service budgets, which would limit our ability to grow our business and negatively affect our operating results.

Our business depends substantially on our customers renewing their subscriptions and purchasing additional subscriptions from us. Any decline in our customer retention or expansion would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions when the initial contract term expires and add additional authorized users to their customer accounts. Even though the majority of our revenue is derived from subscriptions to our customer service platform that have terms longer than one month, a significant portion of the subscriptions to our customer service platform have monthly terms. Our customers have no obligation to renew their subscriptions, and our customers may not renew subscriptions with a similar contract period or with the same or a greater number of agents. Some of our customers have elected not to renew their agreements with us and we do not have enough history to accurately predict long-term customer retention.

Our customer retention may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our customer service platform or live chat software, our product support, our prices, the prices of competing software systems, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels. Our future success is also substantially dependent on our ability to sell more subscriptions to our current customers. If our customers do not renew their subscriptions, renew on less favorable terms or fail to add more agents, our revenue may decline, and we may not realize improved operating results from our customer base.

We face a number of risks in our strategy to increasingly target larger organizations for sales of our customer service platform and live chat software and, if we do not manage these efforts effectively, our business and results of operations could be adversely affected.

As we target more of our sales efforts to larger organizations, we expect to incur higher costs and longer sales cycles and we may be less effective at predicting when we will complete these sales. In this market segment, the decision to subscribe to our customer service platform or live chat software may require the approval of more technical personnel and management levels within a potential customer’s organization than we have historically encountered, and if so, these types of sales would require us to invest more time educating these potential customers. In addition, larger organizations may demand more features and integration services. We have limited experience in developing and managing sales channels and distribution arrangements for larger organizations. As a result of these factors, these sales opportunities may require us to devote greater research and development, sales, product support, and professional services resources to individual customers, resulting in increased costs and reduced profitability, and would likely lengthen our typical sales cycle, which could strain our resources. Moreover, these larger transactions may require us to delay recognizing the associated revenue we derive from these customers until any technical or implementation requirements have been met, and larger customers may demand discounts to the subscription prices they pay for our customer service platform or live chat software. Furthermore, because we have limited experience selling to larger organizations, our investment in marketing our customer service platform to these potential customers may not be successful, which could harm our results of operations and our overall ability to grow our customer base. Following sales to larger organizations, we may have fewer opportunities to expand usage of our customer service platform or sell additional functionality, and we may experience increased subscription terminations as compared to our experience with smaller organizations, any of which could harm our results of operations.

Failure to effectively expand our sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Increasing our customer base and achieving broader market acceptance of our customer service platform and live chat software will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We are substantially dependent on our online marketing efforts and on our direct sales force to obtain new customers. From March 31, 2013 to March 31, 2014, our sales and marketing organizations increased from 111 to 208 employees. We plan to continue to expand our direct sales force both domestically and internationally and to increase the proportion of our sales professionals that have experience in selling to larger organizations. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training, and retaining a sufficient number of experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of expanding our sales force, we cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. Our business will be harmed if our sales expansion efforts do not generate a significant increase in revenue.

If we are unable to develop and maintain successful relationships with channel partners, our business, operating results, and financial condition could be adversely affected.

To date, we have been primarily dependent on word-of-mouth, online marketing, and our direct sales force to sell subscriptions to our customer service platform and live chat software. Although we have developed certain channel partners, such as referral partners, resellers, and integration partners, these channels have resulted in limited revenue to date. We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with additional channel partners that can drive substantial revenue. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our customer service platform and live chat software with limited or no notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our customer service platform or live chat software. If we fail to identify additional channel partners, in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently selling and deploying our customer service platform or live chat software, our business, results of operations, and financial condition could be adversely affected. If our channel partners do not effectively market and sell our customer service platform or live chat software, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be adversely affected.

Sales by channel partners are more likely than direct sales to involve collectability concerns, in particular sales by our channel partners into developing markets, and accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales may result in fluctuations in our operating results.

If we are not able to maintain and enhance our brand, our business, operating results, and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in customer service is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality software, and our ability to successfully differentiate our customer service platform from competitive products and services. We are highly dependent upon “consumer” tactics, including an emphasis on simplicity and a sense of humor in our advertising, to build our brand and develop brand loyalty. We do not have sufficient history to know if such brand promotion activities will ultimately be successful or yield increased revenue relative to traditional enterprise software marketing strategies. In addition, independent industry analysts often provide reviews of our customer service platform, as well as products and services offered by our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. It may also be difficult to maintain and enhance our brand in connection with sales through channel or strategic partners.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations, and financial condition.

Our international sales and operations subject us to additional risks that can adversely affect our business, operating results, and financial condition.

In each of the years ended December 31, 2012 and 2013, we derived 41% of our revenue from customers located outside of the United States, and for the three months ended March 31, 2013 and 2014, we derived 42% and 41% of our revenue from customers located outside of the United States, respectively. We are continuing to expand our international operations as part of our growth strategy. We currently have sales personnel and sales and product support operations in the United States and certain countries across Europe, Australia, Asia, and South America. Our sales organization outside the United States is substantially smaller than our sales organization in the United States and to date a very limited portion of our sales has been driven by resellers or other channel partners. We believe our ability to convince new customers to subscribe to our platform or to convince existing customers to renew or expand their use of our platform is directly correlated to the level of engagement we obtain with the customer. To the extent we are unable to effectively engage with non-U.S. customers due to our limited sales force capacity and limited channel partners, we may be unable to effectively grow in international markets.

Our international operations subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure, and legal compliance costs associated with having multiple international operations;

•	longer payment cycles and difficulties in enforcing contracts, collecting accounts receivable, or satisfying revenue recognition criteria, especially in emerging markets;

•	increased financial accounting and reporting burdens and complexities;

•	requirements or preferences for domestic products;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	economic conditions in each country or region and general economic uncertainty around the world;

•	compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

•	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, and the U.K. Bribery Act 2010), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our customer service platform or live chat software in certain foreign markets, and the risks and costs of non-compliance;

•	heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial results and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effect on our operating results;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	communication and integration problems related to entering new markets with different languages, cultures, and political systems;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	the need for localized software and licensing programs;

•	the need for localized language support;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.

Any of these risks could adversely affect our international operations, reduce our international revenue, or increase our operating costs, adversely affecting our business, operating results, financial condition, and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners, and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of our platform and services and could adversely affect our business and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

We are subject to U.S. export controls, and we incorporate encryption technology into our customer service platform that is enabled through mobile applications and other software we may be deemed to export. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. We previously deployed mobile applications prior to obtaining the required export authorizations. Accordingly, we have not fully complied with applicable encryption controls in U.S. export administration regulations. As discussed further below, in 2013, we filed Final Voluntary Disclosures to relevant U.S. enforcement authorities regarding our failure to obtain required export authorizations.

Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. While we are currently taking precautions to prevent our customer service platform and live chat software from being enabled by persons targeted by U.S. sanctions, including IP blocking and periodic customer screening against U.S. government lists of prohibited persons, such measures may be circumvented.

We are aware that trials of and subscriptions to our customer service platform have been initiated by persons and organizations in countries that are the subject of U.S. embargoes. Our provision of service in these instances was likely in violation of U.S. export control and sanctions laws. We have terminated the accounts of such organizations as we have become aware of them, and in April 2013, we filed Final Voluntary Self Disclosures with the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, and the U.S. Department of Treasury’s Office of Foreign Assets Control, or OFAC, concerning prior potential violations. In May 2013, OFAC notified us that it had completed its review of these matters and closed its review with the issuance of a cautionary letter. In July 2013, BIS notified us that it had completed its review with the issuance of a warning letter. No monetary penalties or other sanctions were imposed by either agency in connection with their investigations.

Prior to our acquisition of the Singapore-based company Zopim, Zopim’s service was provided from servers based in the United States to a number of persons and organizations located in Iran, a country that is subject to U.S. economic sanctions. Zopim also made available for download from the United States certain encryption-functionality software without first having obtained U.S. government authorization to export such software. In these instances, Zopim may have acted in violation of U.S. export controls and sanctions laws. Prior to and as a condition of the completion of our acquisition, Zopim terminated the subscriptions of those customers believed to be located in Iran, screened its customers against applicable U.S. government lists of prohibited persons, implemented measures designed to prevent future unauthorized access to the service, and obtained U.S. government authorization to export its software. Zopim also filed initial voluntary disclosures with OFAC and BIS on March 18, 2014 to alert these agencies of the apparent violations, and will supplement those disclosures with final reports after completing its investigation.

If we are found to be in violation of U.S. sanctions or export control laws, it could result in fines or penalties for us and for individuals, including civil penalties of up to $250,000 or twice the value of the transaction, whichever is greater, per violation, and in the event of conviction for a criminal violation, fines of up to $1 million and possible incarceration for responsible employees and managers for willful and knowing violations. Each instance in which we provide service through our customer service platform or live chat software or in which unlicensed encryption functionality software is downloaded may constitute a separate violation of these laws.

We also note that if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate sanctions compliance requirements in our channel partner agreements for our customer service platform. Complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Failure to comply with export control and sanctions regulations for a particular sale may expose us to government investigations and penalties, which could have an adverse effect on our business, operating results, and financial condition.

In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to offer our platform or distribute our platform or could limit our customers’ ability to implement our platform in those countries. Changes in our customer service platform or live chat software or future changes in export and import regulations may create delays in the introduction of our customer service platform or live chat software in international markets or prevent our customers with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our customer service platform or live chat software by, or in our decreased ability to export or sell our customer service platform or live chat software to, existing or potential customers with international operations. Any decreased use of our customer service platform or live chat software or limitation on our ability to export or sell our customer service platform or live chat software would likely adversely affect our business operations and financial results.

We recognize revenue over the term of our customer contracts. Consequently, downturns or upturns in new sales may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts and a majority of our revenue is derived from subscriptions that have terms longer than one month. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions with terms that are longer than monthly in any single quarter may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our customer service platform or live chat software, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, because the majority of subscriptions to our customer service platform and live chat software are shorter than most comparable SaaS companies and because we have many variations of billing cycles, our deferred revenue may be a less meaningful indicator of our future financial results than for other SaaS companies. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

Although we have not historically experienced significant seasonality in terms of the number of subscriptions for our customer service platform throughout the year, we may be impacted by seasonal trends in the future, particularly as our business matures. We do not have sufficient experience in selling our live chat software to determine if demand for this service is or will be subject to seasonality. Since a large percentage of our subscriptions are monthly, customers are able to rapidly increase and decrease the number of authorized agents for whom they require a subscription quickly and easily, thereby potentially increasing the impact of seasonality on our revenue. This seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of our agreement. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics, and make forecasting our future operating results and financial metrics difficult.

Our ongoing and planned investments in self-managed colocation data centers are expensive and complex, have resulted, and will result, in a negative impact on our cash flows and may negatively impact our financial results.

We have made and will continue to make substantial investments in new equipment at our self-managed colocation data centers to support our growth and provide enhanced levels of service to our customers. We made capital expenditures of $1.5 million and $5.5 million in the years ended December 31, 2012 and 2013, respectively, and $2.7 million and $3.6 million in the three months ended March 31, 2013 and 2014, respectively, primarily for purchases of hosting equipment for use in these data centers. We have and are continuing to transition from primarily a managed-service hosting model, where a third party manages most aspects of our hosting operations, to a self-managed colocation model, where we have more direct control over the hosting infrastructure and its operation. This has and may continue to have a negative impact on our cash flows and gross profit as we invest in capital assets to establish and expand our use of these self-managed colocation data centers and scale these facilities to expected demand. If it takes longer than we expect to fully complete this transition, the negative impact on our operating results would likely exceed our initial expectations.

Our business and growth depend in part on the success of our strategic relationships with third parties, including technology partners, channel partners, and professional services partners.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business. We are highly dependent upon third-party technology partners for certain critical features and functionality of our platform. For example, the advanced analytics features of the higher end subscription plans of our customer service platform are highly dependent on our technology integration with GoodData, Inc. Failure of this or any other technology provider to maintain, support, or secure its technology platforms in general, and our integrations in particular, or errors or defects in its technology, could materially and adversely impact our relationship with our customers, damage our reputation and brand, and harm our business and operating results. Any loss of the right to use any of this hardware or software could result in delays or difficulties in our ability to provide our platform until equivalent technology is either developed by us or, if available, identified, obtained, and integrated.

For deployments of our customer service platform into complex technology environments and workflows, we are highly dependent on third-party implementation consultants to provide professional services to our customers. The failure of these third-party consultants to perform their services adequately may disrupt or damage the relationship between us and our customer, damage our brand, and harm our business.

Identifying, negotiating, and documenting relationships with strategic third parties such as technology partners and implementation providers require significant time and resources. In addition, integrating third-party technology is complex, costly, and time-consuming. Our agreements with technology partners and implementation providers are typically limited in duration, non-exclusive, and do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our platform.

If we are unsuccessful in establishing or maintaining our relationships with these strategic third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results.

If we fail to integrate our customer service platform and live chat software with a variety of operating systems, software applications, and hardware that are developed by others, our customer service platform and live chat software may become less marketable, less competitive, or obsolete, and our operating results would be harmed.

Our customer service platform and live chat software must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our customer service platform and live chat software to adapt to changes in cloud-enabled hardware, software, networking, browser, and database technologies. In particular, we have developed our platform to be able to easily integrate with third-party SaaS applications, including the applications of software providers that compete with us, through the interaction of application platform interfaces, or APIs. In general, we rely on the fact that the providers of such software systems, including salesforce.com, continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on a long-term written contract to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

•	discontinues or limits our access to its APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how customer information is accessed by us or our customers;

•	establishes more favorable relationships with one or more of our competitors; or

•	otherwise favors its own competitive offerings over ours.

We believe a significant component of our value proposition to customers is the ability to optimize and configure our customer service platform to communicate with these third-party SaaS applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party SaaS applications in the future, demand for our customer service platform could be adversely impacted and business and operating results would be harmed. In addition, an increasing number of individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed mobile applications to provide access to our customer service platform through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our customer service platform or live chat software to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our platform may become less marketable, less competitive, or obsolete and our operating results may be negatively impacted.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products and services, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing, or investments in other companies.

Any acquisition, including our recent acquisition of Zopim, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. For example, we only recently completed our acquisition of Zopim, and substantially all of the acquisition and integration risks remain. Acquisitions, including our acquisition of Zopim, may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, including our acquisition of Zopim, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing stockholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

Because our customer service platform and live chat software can be used to collect and store personal information, domestic and international privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our customer service platform or live chat software.

Personal privacy and data security have become significant issues in the United States, Europe, and in many other jurisdictions where we offer our customer service platform or live chat software. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state, and foreign government bodies and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use, and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and consumer protection agencies. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Data Protection Directive, established in the European Union and data protection legislation of the individual member states subject to the Directive. The Data Protection Directive will likely be replaced in time with the pending European General Data Protection Regulation which may impose additional obligations and risk upon our business. In many jurisdictions enforcement actions and consequences for non-compliance are also rising.

We certify adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and comply with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks with respect to our customer service platform, however, it is not clear whether or for how long applicable data protection authorities in the European Union will continue to recognize such certification as a valid method of compliance with restrictions set forth in the Data Protection Directive and data protection legislation of individual member states restricting the transfer of data outside of the European Economic Area. Since our live chat software is provided by Zopim, a company organized under the laws of Singapore, certification to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks with respect to our live chat software is not available (to the extent such safe harbor processes are still recognized). The inability to certify such compliance means that the EU Privacy Directive and other privacy regimes may impose additional obligations to obtain consent from data subjects to transfer personally identifiable information, or PII, outside of the European Union on the part of our EU-based customers that use our live chat software. Additionally, the inability to certify such compliance or otherwise provide acceptable privacy assurances may inhibit the sale and use of our live chat software in the European Union and certain other markets, which could, were it to occur, harm our business and operating results.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements.

Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our customer service platform or live chat software. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our customer service platform or live chat software, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and security or data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our customer service platform or live chat software. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our customer service platform or live chat software, particularly in certain industries and foreign countries.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. We may receive claims from third parties, including our competitors, that our customer service platform or live chat software and underlying technology infringe or violate a third party’s intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our customer service platform or live chat software, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our customer service platform or live chat software, or refund subscription fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our customer service platform or live chat software, or refunds to customers of subscription fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations. Such disputes could also disrupt our customer service platform or live chat software, adversely impacting our customer satisfaction and ability to attract customers.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our customer service platform or live chat software or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, operating results, and financial condition. From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted, or processed by our customer service platform or live chat software. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our customer service platform, and harm our business and operating results.

Our use of “open source” software could negatively affect our ability to sell our customer service platform and live chat software and subject us to possible litigation.

We use open source software in our customer service platform and live chat software and expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our customer service platform or live chat software, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our customer service platform or live chat software or incur additional costs. Although we have implemented policies to regulate the use and incorporation of open source software into our customer service platform and live chat software, we cannot be certain that we have not incorporated open source software in our customer service platform or live chat software in a manner that is inconsistent with such policies.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We currently have one issued patent and have a limited number of patent applications, none of which may result in an issued patent. We primarily rely on copyright, trade secret and trademark laws, trade secret protection, and confidentiality or license agreements with our employees, customers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect, and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, capital lease arrangements, loans for equipment, and subscription payments by our customers for use of our customer service platform. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of subscriptions for our customer service platform, or unforeseen circumstances. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We face exposure to foreign currency exchange rate fluctuations.

We conduct transactions, particularly intercompany transactions, in currencies other than the U.S. dollar. While we have primarily transacted with customers and vendors in U.S. dollars, we have transacted in foreign currencies for subscriptions to our customer service platform and expect to significantly expand the number of transactions with customers for our customer service platform and live chat software that are denominated in foreign currencies in the future. In addition, our international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of March 31, 2014, we had recorded a total of $16.1 million of goodwill and intangible assets related to our acquisition of Zopim. An adverse change in market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. Any such charges may have a material negative impact on our operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal and state net operating loss carryforwards, or NOLs, of $52.9 million and $33.3 million, respectively, due to prior period losses. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the CRM market may prove to be inaccurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Industry and Market Data.”

We may not be able to generate sufficient cash to service our indebtedness.

As of March 31, 2014, we owed an aggregate principal and accrued interest amount of $27.7 million pursuant to a credit facility. Unless we elect to immediately repay this indebtedness with the proceeds of this offering, all of this outstanding indebtedness will remain outstanding following completion of this offering. Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. We may be unable to maintain a level of cash balances or cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the credit facility, we may be required to repay any outstanding amounts earlier than anticipated.

Our credit facility contains restrictive and financial covenants that may limit our operating flexibility.

Our credit facility contains certain restrictive covenants that either limit our ability to, or require a mandatory prepayment in the event we, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements, and enter into various specified transactions. We, therefore, may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lender or prepay the outstanding amount under the credit facility. The credit facility also contains certain financial covenants, including minimum revenue and cash balance requirements, and financial reporting requirements. Our obligations under the credit facility are secured by all of our property, with limited exceptions. We may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under the credit facility. Furthermore, our future working capital, borrowings, or equity financing could be unavailable to repay or refinance the amounts outstanding under the credit facility. In the event of a liquidation, our lender would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lender, were first repaid in full.

We depend and rely upon SaaS technologies from third parties to operate our business and interruptions or performance problems with these technologies may adversely affect our business and operating results.

We rely heavily on hosted SaaS applications from third parties in order to operate critical functions of our business, including billing and order management, enterprise resource planning, and financial accounting services. If these services become unavailable due to extended outages, interruptions, or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could adversely affect our business.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our platform, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based platforms and services such as ours. In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our customer service platform and live chat service could decline.

Catastrophic events may disrupt our business.

Our corporate headquarters are located in San Francisco, California and we operate or utilize data centers that are located in North America, Europe, and Asia. Key features and functionality of our customer service platform are enabled by third parties that are headquartered in California and operate or utilize data centers in the United States and Europe. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services, and sales activities. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our platform, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, if at all. An active or liquid market in our common stock may not develop following this offering or, if it does develop, it may not be sustainable.

Our stock price may be volatile or may decline regardless of our operating performance resulting in substantial losses for investors purchasing shares in this offering.

The trading price of our common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	any major change in our board of directors or management;

•	sales of shares of our common stock by us or our stockholders;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the stock markets, and in particular the market on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and adversely affect our business, results of operations, financial condition, and cash flows.

Our directors, officers, and principal stockholders beneficially own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of March 31, 2014, our directors, officers, five percent or greater stockholders, and their respective affiliates beneficially owned in the aggregate approximately 63.4% of our outstanding voting stock and, upon the completion of this offering, that same group will beneficially own in the aggregate approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares). Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our organizational documents, and approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding                 shares of our common stock, based on the number of shares outstanding as of March 31, 2014. This includes the shares included in this offering, which may be resold in the public market immediately. The remaining                 shares are currently restricted as a result of market stand-off agreements restricting their sale for 180 days after the date of this prospectus. In addition, certain of these shares are also subject to lock-up agreements with the underwriters. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Additionally, the shares of common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

After this offering, the holders of an aggregate of 34,323,089 shares of our common stock as of March 31, 2014 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to certain market stand-off or lock-up agreements.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require the approval of our board of directors or the holders of at least seventy-five percent (75%) of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware

General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an “emerging growth company” until the last day of the fiscal year following the five-year anniversary of the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of a fiscal year prior to the five-year anniversary, we would cease to be an “emerging growth company” as of the following December 31.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the exchanges and other markets upon which our common stock is listed, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. We will be required to disclose changes made in our internal control and procedures on a quarterly basis and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to formally audit and attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock is restricted by our current credit facility and may be prohibited or limited by the terms of our current and future debt financing arrangements. Any return to stockholders will therefore be limited to the increase, if any, of our stock price, which may never occur.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our charter documents designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our certificate of incorporation and bylaws, as amended and restated in connection with this offering provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (D) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

LETTER FROM THE FOUNDERS

There are many underserved industries. In 2007, customer support software was one of them.

At the time, we were three friends who wanted to build something new for an industry that hadn’t seen much innovation over the previous ten years. The goal sounded simple enough: build a user-friendly, well-designed product for an industry in need of change. But underneath that goal, we harbored more ambitious plans. We wanted to democratize customer service by making the tools available to any organization, big or small. We wanted to focus on the employees that are the actual users of the product and make something that could be simple and enjoyable to use. We wanted to help organizations rethink what customer service means to them and to reveal the opportunities that seamless and delightful customer experiences could provide. And we wanted the whole experience—not just the software experience, but the actual customer service experiences themselves—to be “beautifully simple.” That phrase guided us then and it guides us now.

As with a lot in life and business, customer service is a simple thing that is complex and hard to do. The basic ideas—treat people like people, solve issues quickly, build relationships—aren’t rocket science. But when an organization attempts customer service at a large scale, or thinks only about how to do it as cheaply as possible, those simple ideas get buried under complex and often painful processes: phone trees, automation, outsourced call centers. Those things aren’t necessarily bad, but they obscure the beautiful simplicity at the heart of every organization: the relationship with the customer. When we started Zendesk, we wanted to refocus the customer service experience on that simplicity—for organizations, for their employees, and for their customers.

In many ways we were lucky. Putting software in the cloud and offering your software as a service were still new practices when we launched, but since then we’ve seen an ever growing trend of organizations moving their enterprise software out of the basement and embracing subscription models. As new technological trends have subsequently developed—mobile and social being the most impactful—Zendesk has been well positioned to embrace and incorporate them into our platform.

More important than these technological changes, though, have been the changes in attitude toward customer service and its value for every organization. Since 2007, the “voice of the customer” has grown exponentially. Not coincidentally, we think organizational attitudes toward customer service are changing just as rapidly. We believe the view that customer service is just a “necessary cost” of running a business is disappearing. Today, more and more organizations are realizing that customer service can be critical in managing brands, maintaining loyalty, containing crises, and expanding business.

We didn’t create these technological or cultural transformations, but we embrace them, design our platform and company around them, and promote them to whoever will listen.

Through it all, we try our best to maintain our focus on “beautifully simple.” Our brand and voice come from many of the same values of good customer service that we champion: communicate like a human being; be transparent and honest; don’t take yourself too seriously.

When we started this company, we were focused almost entirely on the product, not on the business plan. We operated largely from instinct. But we knew three things that successful businesses do really well, and these three things continue to drive us:

•	Have great products

•	Care for your customers

•	Attract a great team

Seems so simple. But again, they disguise a deep complexity.

Having a great product today requires constant evolution and reengineering. The best and most interesting consumer technologies today look and behave completely differently than they did just a few years ago. We believe the same will be true for enterprise software. We intend to be the first ones to challenge and disrupt our own business, for our own benefit and, more importantly, the benefit of our customers.

Business software has become both easier and less expensive to replace than ever before. This presents both a challenge and an opportunity. Rather than fight this trend, we embrace it. We believe the longevity of our customer relationships will come from our ability to properly serve them and not by our ingenuity in locking them in. We want the relationships we build with our customers to provide a model for how they think about serving their own customers, and an example for what it means to be customer focused.

Truly caring for your customers is hard. The traditional notion of “having customers” doesn’t apply today. The customer relationship is something that must be earned every day, by building trust and authentic relationships between people. Team matters, customers matter, relationships matter. Understanding that and operating with that in mind is how we define success.

We’re excited about what we have started here and are pleased to invite you to join in the continuing journey.

Sincerely,

Morten, Alex, and Mikkel

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, gross profit, operating expenses, ability to generate positive cash flow, and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents, and marketable securities to meet our liquidity needs;

•	our ability to attract and retain customers to use our customer service platform and live chat software, and to optimize the pricing for our customer service platform and live chat software;

•	the evolution of technology affecting our platform, services, and markets;

•	our ability to innovate and provide a superior customer experience;

•	our ability to successfully expand in our existing markets and into new markets;

•	the attraction and retention of qualified employees and key personnel;

•	worldwide economic conditions and their impact on information technology spending;

•	our ability to effectively manage our growth and future expenses;

•	our ability to successfully offer Zopim live chat software as a standalone service or further integrate it with our customer service platform;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	the increased expenses and administrative workload associated with being a public company; and

•	our use of the net proceeds of this offering.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by IDC, or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by $         million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the public equity markets. We intend to use the net proceeds that we receive from this offering for working capital or other general corporate purposes, including the expansion of our sales organization, international expansion, further development of our customer service platform and live chat software, and general and administrative matters. We may also use a portion of the net proceeds to:

•	satisfy the anticipated tax withholding and remittance obligations related to the initial settlement of our outstanding restricted stock units, which we expect to be approximately $ , based on the number of restricted stock units for which service conditions have been satisfied as of March 31, 2014 and an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	satisfy all or a portion of anticipated tax withholding and remittance obligations with respect to future settlement of outstanding restricted stock units, the amount of which will depend on the value of our common stock at the time of settlement;

•	repay all or some of the outstanding principal and accrued interest on the equipment line of credit or the revolving line of credit under our existing credit facility with our lender; and

•	acquire complementary businesses, products, services, or technologies.

We also expect to contribute up to              of the net proceeds of this offering to the financial support of our global corporate responsibilities objectives. Among other matters, this may include the establishment and funding of a foundation to manage these efforts. We expect that we will continue to use a portion of our available capital to support these efforts on an ongoing basis.

As of March 31, 2014, the outstanding balance on our equipment line of credit was $7.7 million and such amount bore interest at a rate of 2.5% per annum. The outstanding balance under our equipment line of credit as of September 14, 2014 is payable in equal monthly installments for 30 months thereafter, with the last payment due on March 14, 2017. As of March 31, 2014, the outstanding balance on our revolving line of credit was $20.0 million and such amount bore interest at the prime rate plus 2.0% per annum, which shall be reduced to the prime rate upon the consummation of this offering, provided that net cash proceeds from this offering are at least $100.0 million. The outstanding balance under our revolving line of credit is due on January 1, 2016.

The amount and timing of our actual use of the net proceeds that we will receive from this offering will depend on numerous factors, including the cash used in or generated by our operations, the activities of our sales organization, the level of our international expansion efforts, the results of our product development efforts, and our technology acquisitions. Our management has discretion over many of these factors. Therefore, except as specified above, we are unable estimate the amount of the net proceeds from this offering that will be used for any of the purposes described above. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, operating results, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Currently, our credit facility prohibits the payment of any dividends without obtaining the lender’s prior written consent, other than dividends payable solely in our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and marketable securities, as well as our capitalization, as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 34,323,089 shares of common stock, which conversion will occur upon the completion of this offering, as if such conversion had occurred on March 31, 2014, and a share-based compensation expense of approximately $3.6 million associated with performance awards for which the service condition was satisfied as of March 31, 2014, and which we expect to record upon the completion of this offering, as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation”; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of shares of common stock in this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$50,855	$50,855	$

Marketable securities	10,632	10,632

Redeemable convertible preferred stock, par value $0.01 per share: 24,016,041 shares authorized, 23,598,062 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	71,381	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.01 per share: no shares authorized, issued, and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, par value $0.01 per share: 125,000,000 shares authorized, 25,285,618 shares issued, 24,750,941 shares outstanding, actual; 400,000,000 shares authorized, 59,608,707 shares issued and 59,074,030 outstanding, pro forma; 400,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	243	586
Additional paid-in capital	31,985	106,659
Accumulated other comprehensive income	206	206
Accumulated deficit	(74,713)	(78,351)
Treasury stock at cost; 534,677 shares actual, pro forma, and pro forma as adjusted	(652)	(652)

Total stockholders’ equity (deficit)	(42,931)	28,450

Total capitalization	$28,450	$28,450	$

If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, and shares issued and outstanding as of March 31, 2014 would be $         million, $         million, $         million, and                 shares, respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our cash and cash equivalents, additional paid-in capital, and total stockholders’ equity by $         million assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted columns in the table above exclude the following:

•	14,665,486 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2014, with a weighted-average exercise price of $5.19 per share;

•	2,656,871 shares of our common stock subject to restricted stock units outstanding as of March 31, 2014;

•	125,000 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of March 31, 2014, with an exercise price of $1.92 per share;

•	shares of common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective immediately prior to the time that the registration statement of which this prospectus is a part is declared effective by the SEC, and includes shares of common stock that were reserved for future grants under our 2009 Stock Option and Grant Plan;

•	3,625,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date the registration statement of which this prospectus is a part is declared effective by the SEC; and

•	any shares of common stock that become available subsequent to this offering under our 2014 Stock Option and Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of March 31, 2014 was $2.5 million, or $0.10 per share. Our pro forma net tangible book value as of March 31, 2014 was $2.5 million, or $0.04 per share, based on the total number of shares of our common stock outstanding as of March 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2014 into an aggregate of 34,323,089 shares of common stock, which conversion will occur upon the completion of this offering.

After giving effect to the sale by us of                 shares of common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2014	$0.04
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $            , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us in full, the pro forma net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $         per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2014, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price per Share
	Number	Percent		Amount		Percent
Existing stockholders	59,074,030		%		$79,373,968		%		$1.34
New investors								$

Totals		100%		$		100%		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares from us in full, the total consideration paid by new investors and total consideration paid by all stockholders would increase by $         million. Following such exercise, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2014 and excludes:

•	14,665,486 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of March 31, 2014, with a weighted-average exercise price of $5.19 per share;

•	2,656,871 shares of our common stock subject to restricted stock units outstanding as of March 31, 2014;

•	125,000 shares of common stock issuable upon the exercise of a warrant to purchase common stock outstanding as of March 31, 2014, with an exercise price of $1.92 per share;

•	shares of common stock reserved for future issuance under our 2014 Stock Option and Incentive Plan, which will become effective immediately prior to the time that the registration statement of which this prospectus is a part is declared effective by the SEC, and includes shares of common stock that were reserved for future grants under our 2009 Stock Option and Grant Plan;

•	3,625,000 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective on the date the registration statement of which this prospectus is a part is declared effective by the SEC; and

•	any shares of common stock that become available subsequent to this offering under our 2014 Stock Option and Incentive Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations data for the year ended December 31, 2011 as well as the consolidated balance sheet data as of December 31, 2011, are derived from unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the consolidated balance sheet data as of March 31, 2014 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following selected consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands, except per share data)
	(Unaudited)			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$15,598	$38,228	$72,045	$13,911	$25,092
Cost of revenue(1)	4,679	13,253	24,531	4,870	8,995

Gross profit	10,919	24,975	47,514	9,041	16,097

Operating expenses:(1)
Research and development	4,474	14,816	15,288	3,349	5,178
Sales and marketing	9,794	22,749	37,622	7,995	14,287
General and administrative	3,726	11,558	16,437	2,958	6,384

Total operating expenses	17,994	49,123	69,347	14,302	25,849

Operating loss	(7,075)	(24,148)	(21,833)	(5,261)	(9,752)
Other expense, net	(37)	(96)	(517)	(77)	(458)

Loss before provision for income taxes	(7,112)	(24,244)	(22,350)	(5,338)	(10,210)
Provision for income taxes	46	121	221	20	49

Net loss	(7,158)	(24,365)	(22,571)	(5,358)	(10,259)
Accretion of redeemable convertible preferred stock	(51)	(50)	(49)	(12)	(12)
Deemed dividend to investors in relation to tender offer	—	(8,326)	—	—	—

Net loss attributable to common stockholders	(7,209)	(32,741)	(22,620)	(5,370)	(10,271)
Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.46)	$(1.67)	$(1.04)	$(0.26)	$(0.45)

Weighted-average shares used to compute net loss per share attributable to common stockholders(2)	15,591	19,629	21,674	20,853	22,762

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.40)		$(0.18)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholder (unaudited)(2)			56,025		57,202

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(In thousands)
	(Unaudited)			(Unaudited)
Cost of revenue	$12	$129	$254	$39	$90
Research and development	50	4,117	635	71	310
Sales and marketing	—	1,313	1,210	159	490
General and administrative	184	4,081	2,755	133	934

(2)	See Note 11 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,			As of March 31, 2014
	2011	2012	2013
	(In thousands)
	(Unaudited)			(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,238	$48,688	$53,725	$50,855
Marketable securities	—	—	9,889	10,632
Working capital	6,486	33,524	31,706	17,227
Property and equipment, net	3,683	8,472	15,431	22,257
Goodwill and intangible assets, net	—	—	—	16,088
Total assets	21,336	64,058	92,736	117,162
Deferred revenue	7,460	15,130	29,048	33,449
Credit facility	—	—	23,760	27,700
Total liabilities	11,545	22,943	67,643	88,712
Redeemable convertible preferred stock	26,385	71,320	71,369	71,381
Total stockholders’ deficit	(16,594)	(30,205)	(46,276)	(42,931)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Zendesk’s mission is to help organizations build successful long-term relationships with their customers. We are a software development company that provides a SaaS customer service platform. Our beautifully simple platform helps organizations engage with people in new ways that foster long-term customer loyalty and satisfaction. We empower organizations to better answer customers’ questions, and to solve their problems through the channels that people use every day when seeking help, such as email, chat, voice, social media and websites. Our platform also helps people find answers on their own through knowledge bases and communities, capitalizing on the increasing customer preference for self-service. Our customer engagement capabilities allow organizations to proactively serve their customers, reaching out to those who may need help and soliciting feedback about their experience. The openness of our customer service platform makes it easy for organizations to integrate with their other applications. Our customer service platform consolidates the data from customer interactions and provides organizations with powerful analytics and performance benchmarking.

Our business model is designed to drive organic growth, leverage positive word-of-mouth, and remove friction from the evaluation and purchasing process. We offer a range of subscription account plans for our customer service platform that vary in pricing per agent based on functionality and the type and amount of product support we offer. The majority of our customers find us online and subscribe to our customer service platform directly from our website. Exemplifying the success of our sales and marketing strategy, during the three months ended March 31, 2014, 70% of our qualified sales leads, which are largely comprised of prospects that commence a free trial of our customer service platform, came from organic search, customer referrals, and other unpaid sources. For larger organizations, our sales team focuses on a land and expand strategy, which leverages this grassroots adoption and seeks to expand our footprint within organizations. More recently we have begun to develop a field sales team responsible for lead discovery, qualification, and account management for larger organizations. Many of our existing customers to date have been small to medium sized organizations that make purchasing decisions without interacting with our sales or other personnel; as we continue to focus on and become more dependent on sales to larger organizations, we expect our sales cycles to lengthen and become less predictable.

Since our founding in 2007, we have achieved the following significant milestones:

•	In 2007, we released the first version of our customer service platform.

•	In 2009, we moved our corporate headquarters to San Francisco, California.

•	By the end of 2009, there were over 1,000 customer accounts on our customer service platform.

•	In 2010, we introduced our Zendesk app for iPhone and Android.

•	By April 2011, there were over 10,000 customer accounts on our customer service platform.

•	In 2012, we launched our new platform interface.

•	By the end of 2012, there were over 25,000 customer accounts on our customer service platform.

•	In 2013, we launched our new Help Center functionality.

•	By February 2014, there were over 40,000 customer accounts on our customer service platform.

•	In March 2014, we completed the acquisition of Zopim, a software development company that provides a SaaS live chat service.

Our financial performance reflects our significant customer growth and strong customer retention and expansion. For the years ended December 31, 2012 and 2013, our revenue was $38.2 million and $72.0 million, respectively, representing an 88% growth rate. For the three months ended March 31, 2013 and 2014, our revenue was $13.9 million and $25.1 million, respectively, representing an 80% growth rate. For the years ended December 31, 2012 and 2013, we derived $15.8 million, or 41%, and $29.6 million, or 41%, respectively, of our revenue from customers located outside of the United States. For the three months ended March 31, 2013 and 2014, we derived $5.9 million, or 42%, and $10.2 million, or 41%, respectively, of our revenue from customers located outside of the United States. We expect that the rate of growth in our revenue will decline as our business scales, even if our revenue continues to grow in absolute terms. For the years ended December 31, 2012 and 2013, we generated net losses of $24.4 million and $22.6 million, respectively. For the three months ended March 31, 2013 and 2014, we generated net losses of $5.4 million and $10.3 million, respectively. We intend to invest aggressively to drive continued growth and market leadership.

The growth of our business and our future success depends on many factors, including our ability to continue to innovate, maintain our leadership in the SMB market, expand our enterprise customer base, and increase our global customer footprint. While these areas represent significant opportunities for us, we also face significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results. We anticipate that we will expand our operations and headcount in the near term. The expected addition of new personnel and the investments that we anticipate will be necessary to manage our anticipated growth, including investments in leasehold improvements and related fixed assets, will make it more difficult for us to achieve profitability. Many of these investments will occur in advance of experiencing any direct benefit and will make it difficult to determine if we are allocating our resources efficiently.

We have focused on rapidly growing our business and plan to continue to invest for long-term growth. We expect to continue to make significant upfront investments in our self-managed colocation data center infrastructure and additional personnel to support our growth. The amount and timing of these upfront infrastructure investments will vary based on our estimates of projected growth and the scale of such deployments. We also expect to continue to make significant investments in our customer support organization including expanding our product support and professional services teams. Over time, we anticipate that we will gain economies of scale by utilizing added capacity within our self-managed colocation data centers and reducing the need for direct incremental personnel costs resulting from growth in our number of customers. As a result, we expect our gross margin to improve in the future.

We expect our operating expenses to continue to increase in absolute dollars in future periods. We have invested, and expect to continue to invest, in our software development efforts to introduce new products and broaden our customer service platform’s functionality. We plan to continue to expand our sales and marketing organizations, particularly in connection with our efforts to expand our enterprise customer base. We also expect to incur additional general and administrative costs in order to support the growth of our business and meet increased compliance requirements associated with our transition to, and operation as, a public company.

Key Business Metrics

We review a number of operating metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We do not currently incorporate operating metrics associated with the Zopim live chat software into our measurement of customer accounts or dollar-based net expansion rate.

Number of Customer Accounts.    We believe that our ability to increase our number of accounts on our customer service platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. We define the number of customer accounts at the end of any particular period as the number of accounts on our customer service platform, exclusive of free trials, at the end of the period as identified by a unique account identifier. Use of our customer service platform by new customers requires activation of a customer account on our platform. Existing customers may also expand their utilization of our customer service platform by adding new customer accounts and a single consolidated organization or customer may have multiple customer accounts to service separate subsidiaries, divisions, or work processes. Each of these is treated as a separate customer account. An increase in the number of customer accounts generally correlates to an increase in the number of authorized agents licensed to use our platform, which directly affects our revenue and results of operations. We view this metric as a measure of our success in converting new sales opportunities. We had 29,371 customer accounts as of March 31, 2013 and 42,685 customer accounts as of March 31, 2014. As the total number of customer accounts increases, we expect the rate of growth in the number of customer accounts to decline.

Dollar-Based Net Expansion Rate.    Our ability to generate revenue is dependent upon our ability to maintain our relationships with our customers and to increase their utilization of our customer service platform. We can achieve this by focusing on delivering value and functionality that retains our existing customers, expands the number of authorized agents associated with an existing customer account, and results in upgrades to higher-priced subscription plans. Maintaining customer relationships allows us to sustain and increase revenue to the extent customers maintain or increase the number of authorized agents licensed to use our customer service platform. We assess our performance in this area by measuring our dollar-based net expansion rate. Our dollar-based net expansion rate provides a measurement of our ability to increase revenue across our existing customer base through expansion of authorized agents associated with a customer account, and upgrades in subscription plan, as offset by churn, contraction in authorized agents associated with a customer account, and downgrades in subscription plan.

Our dollar-based net expansion rate is based upon our monthly recurring revenue for a set of customer accounts. Monthly recurring revenue for a customer account is a legal and contractual determination made by assessing the contractual terms of each customer account, as of the date of determination, as to the revenue we expect to receive in the next monthly period for that customer account, assuming no changes to the subscription and without taking into account any one-time discounts, if any, that may be applicable to such subscription. Monthly recurring revenue is not determined by reference to historical revenue, deferred revenue or any other United States generally accepted accounting principles, or GAAP, financial measure over any period. It is forward-looking and contractually derived as of the date of determination.

We calculate our dollar-based net expansion rate by dividing our retained revenue net of contraction and churn by our base revenue. We define our base revenue as the aggregate monthly recurring revenue of our customer base as of the date one year prior to the date of calculation. We define our retained revenue net of contraction and churn as the aggregate monthly recurring revenue of the same customer base included in our measure of base revenue at the end of the annual period being measured. Our dollar-based net expansion rate is also adjusted to eliminate the effect of certain activities that we identify involving the transfer of agents between customer accounts, consolidation of customer accounts, or the split of a single customer account into multiple customer accounts. While not material, we believe the failure to account for these activities would otherwise skew our dollar-based net expansion metrics associated with customers that maintain multiple customer accounts. Our dollar-based net expansion rate was 125% and 123% as of March 31, 2013 and 2014, respectively. We expect our dollar-based net expansion rate to decline over time as our aggregate monthly recurring revenue grows.

Prior to the implementation of a new subscription billing system in July 2013, we calculated monthly recurring revenue for a customer account based on the aggregate payment for the subscription to our platform for such customer account, including one-time discounts, and the number of months in the term of the subscription, assuming a 30-day month for the purpose of such calculation. We believe that the impact of the change in our methodology of calculating monthly recurring revenue on our dollar-based net expansion rate is immaterial.

Components of Results of Operations

Revenue

We derive substantially all of our revenue from subscription services, which are comprised of subscription fees from customer accounts on our customer service platform and live chat software. Each subscription may have multiple authorized agents, and we refer to each such user as an “agent.” The number of agents ranges from one to thousands for various customer accounts. Our pricing is generally established on a per agent basis. We offer a range of subscription account plans that vary in pricing per agent based on functionality and the type and, for our customer service platform, amount of product support we offer. We sell subscription services under contractual agreements that vary in length, ranging between one month and multiple years, with the majority of subscriptions having a term of either one month or one year.

Subscription fees are generally non-refundable regardless of the actual use of the service. Subscription revenue is affected by the number of customer accounts, number of agents, and the type of plan purchased by our customers, and is recognized ratably over the contractual term of the arrangement beginning on the date that our services are made available to our customers. Subscription services purchased online are typically paid for via a credit card on the date of purchase while subscription services purchased through our internal sales organization are generally billed with monthly, quarterly, or annual payment frequency. Due to our mixed contract lengths and billing frequencies, the annualized value of the arrangements we enter into with our customers may not be fully reflected in deferred revenue at any single point in time. Accordingly, we do not believe that the change in deferred revenue for any period is an accurate indicator of future revenue for a given period of time.

We derive an immaterial amount of revenue from implementation, voice, and training services, for which we recognize revenue upon completion.

Cost of Revenue, Gross Margin, and Operating Expenses

Cost of Revenue.    Cost of revenue consists primarily of personnel costs (including salaries, benefits, and share-based compensation) for employees associated with our platform infrastructure and our product support organizations, data center costs related to hosting our platform, depreciation expense associated with the equipment purchased for our self-managed colocation data centers, amortization expense associated with capitalized internal-use software, payment processing fees, and allocated shared costs. We allocate shared costs such as rent, shared information technology costs, and employee benefit costs to all departments based on headcount. As such, allocated shared costs are reflected in cost of revenue and each operating expense category.

We currently utilize third-party managed hosting facilities located in North America, Europe, and Asia and self-managed colocation data centers in which we manage our own network equipment and systems. We currently operate out of two such self-managed colocation data centers located in California and Ireland. In order to improve our long-term cost efficiency, we intend to expand our operations in these and other self-managed colocation data centers over time. We also intend to consolidate hosting of our live chat software into our self-managed colocation data centers and conform the live chat software to the technical and other operational and security measures applicable to our customer service platform. In certain markets and for certain products, we may elect to not pursue this self-managed colocation strategy depending on individual market dynamics.

We intend to continue to invest additional resources in our platform infrastructure and our product support organizations. As we continue to invest in technology innovation, we expect to have increased capitalized internal-use software costs and related amortization. We expect that the investment in technology should not only expand the capability of our customer service platform and live chat software but also increase the efficiency of how we deliver our customer service platform and live chat software, enabling us to improve our gross margin over time. The level and timing of investment in these areas could affect our cost of revenue in the future.

Gross Margin.    Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates and as a result of the timing and amount of investments to expand our product support team, investments in additional personnel, equipment, and facilities to support our platform architecture, as well as the amortization of costs associated with capitalized internal-use software.

Research and Development.    Research and development expenses consist primarily of personnel costs (including salaries, benefits, and share-based compensation) for employees associated with our research and development organization, professional fees paid to third-party development resources, and allocated shared costs.

We focus our research and development efforts on the continued development of our customer service platform and live chat software, including the development and deployment of new features and functionality and enhancements to our software architecture. We expect that, in the future, research and development expenses will increase in absolute dollars, partially offset by an increase in the amount of capitalized internal-use software costs. However, we expect our research and development expenses to decrease modestly as a percentage of our revenue over time, although this may fluctuate from period to period depending on fluctuations in revenue and the timing and extent of our research and development expenses.

Sales and Marketing.    Sales and marketing expenses consist of personnel costs (including salaries, commissions, benefits, share-based compensation, and travel-related expenses) for employees associated with our sales and marketing organizations, costs of marketing activities, and allocated shared costs. Marketing activities include online lead generation, advertising, promotional events, and public and community relations, as well as product design activities designed to improve the adoption of our customer service platform and live chat software. Sales commissions and other incremental costs to acquire contracts are expensed as incurred.

We focus our sales and marketing efforts on generating awareness of our company, creating sales leads, establishing and promoting our brand, and cultivating a community of successful and vocal customers. We plan to continue investing in sales and marketing by increasing the number of direct sales employees, developing our field sales team, expanding our indirect sales channels, building brand awareness, and sponsoring additional marketing events, which we believe will enable us to add new customers and increase penetration within our existing customer base. Because we do not have a long history of expanding our sales force, we cannot predict whether, or to what extent, our revenue will increase as we expand our sales force or how long it will take for new sales personnel to become productive. We expect our sales and marketing expenses to continue to increase in absolute dollars and continue to be our largest operating expense category for the foreseeable future. We expect our sales and marketing expenses to increase modestly as a percentage of our revenue over time, although this may fluctuate from period to period depending on fluctuations in revenue and the timing and extent of our sales and marketing expenses.

General and Administrative.    General and administrative expenses consist primarily of personnel costs (including salaries, benefits, and share-based compensation) for our executive, finance, legal, human resources, and other administrative employees. In addition, general and administrative expenses include fees for third-party professional services, including consulting, legal, and accounting services, and other corporate expenses and allocated shared costs.

We expect to incur incremental costs associated with supporting the growth of our business, both in terms of size and geographic expansion, and to meet the increased compliance requirements associated with our transition to, and operation as, a public company. Such costs include increases in our accounting, legal, and human resources personnel, additional consulting, legal, and audit fees, insurance costs, board of directors’ compensation and the costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and other costs associated with being a public company. As a result, we expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future. However, we expect our general and administrative expenses to decrease modestly as a percentage of our revenue over time, although this may fluctuate from period to period depending on fluctuations in revenue and the timing and extent of our general and administrative expenses.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense associated with our credit facility and transaction gains or losses on foreign currency.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions. See Note 10 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(In thousands)
			(Unaudited)
Revenue	$38,228	$72,045	$13,911	$25,092
Cost of revenue(1)	13,253	24,531	4,870	8,995

Gross profit	24,975	47,514	9,041	16,097
Operating expenses:(1)
Research and development	14,816	15,288	3,349	5,178
Sales and marketing	22,749	37,622	7,995	14,287
General and administrative	11,558	16,437	2,958	6,384

Total operating expenses	49,123	69,347	14,302	25,849

Operating loss	(24,148)	(21,833)	(5,261)	(9,752)
Other expense, net	(96)	(517)	(77)	(458)

Loss before provision for income taxes	(24,244)	(22,350)	(5,338)	(10,210)
Provision for income taxes	121	221	20	49

Net loss	$(24,365)	$(22,571)	$(5,358)	$(10,259)

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(In thousands)
			(Unaudited)
Cost of revenue	$129	$254	$39	$90
Research and development	4,117	635	71	310
Sales and marketing	1,313	1,210	159	490
General and administrative	4,081	2,755	133	934

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(As a percentage of revenue)
			(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	34.7	34.0	35.0	35.8

Gross profit	65.3	66.0	65.0	64.2
Operating expenses:
Research and development	38.8	21.2	24.1	20.6
Sales and marketing	59.5	52.2	57.5	56.9
General and administrative	30.2	22.8	21.3	25.4

Total operating expenses	128.5	96.3	102.8	103.0

Operating loss	(63.2)	(30.3)	(37.8)	(38.9)
Other expense, net	(0.3)	(0.7)	(0.6)	(1.8)

Loss before provision for income taxes	(63.4)	(31.0)	(38.4)	(40.7)
Provision for income taxes	0.3	0.3	0.1	0.2

Net loss	(63.7)%	(31.3)%	(38.5)%	(40.9)%

Three Months Ended March 31, 2013 and 2014

Revenue

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Revenue	$13,911	$25,092	$11,181	80%

Revenue increased $11.2 million, or 80%, in the three months ended March 31, 2014 compared to the same period in 2013. Of the total increase in revenue, $7.2 million, or 64%, was attributable to revenue from new customer accounts acquired from April 1, 2013 through March 31, 2014, net of churn and contraction, and $4.0 million, or 36%, was attributable to revenue from accounts existing on or before March 31, 2013, net of churn and contraction.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Cost of Revenue	$4,870	$8,995	$4,125	85%
Gross Margin	65%	64%

Cost of revenue increased $4.1 million, or 85%, in the three months ended March 31, 2014 compared to the same period in 2013. The overall increase was primarily due to increased employee compensation-related costs of $1.7 million, increased depreciation expense and other costs associated with our self-managed colocation data centers of $0.8 million, and increased hosting fees of $0.3 million. The increase in employee compensation-related costs was due to our substantial increase in headcount year over year. The increase in depreciation expense and other costs associated with our self-managed colocation data centers was driven by our investments in building out and increasing capacity within our self-managed colocation data centers. Hosting fees for our platform infrastructure also increased as we increased capacity in third-party managed data centers to support our growth. Further contributing to the increase was $0.2 million in amortization expense associated with capitalized internal-use software and an increase in allocated shared costs of $0.8 million. The increase in allocated shared costs was mainly driven by increased rent expense.

Our gross margin decreased from 65% for the three months ended March 31, 2013 to 64% for the same period in 2014. The change in gross margin was primarily driven by our investment in growing our customer support organization to support the growth of our customer base.

Operating Expenses

Research and Development Expenses

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Research and Development	$3,349	$5,178	$1,829	55%

Research and development expenses increased $1.8 million, or 55%, in the three months ended March 31, 2014 compared to the same period in 2013. The increase was primarily due to increased employee compensation-related costs of $1.0 million due to a substantial increase in our headcount, net of capitalized costs associated with the development of internal-use software. Other expenses, including allocated shared costs and consulting fees, increased $0.8 million.

Sales and Marketing Expenses

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Sales and Marketing	$7,995	$14,287	$6,292	79%

Sales and marketing expenses increased $6.3 million, or 79%, in the three months ended March 31, 2014 compared to the same period in 2013. The overall increase was primarily due to increased employee compensation-related costs of $2.7 million and increased marketing program costs of $1.4 million. The increase in employee compensation-related costs in the three months ended March 31, 2014, mainly consisting of salaries, sales commissions, and share-based compensation expense, was driven by a substantial increase in our sales force, including the addition of outbound sales professionals targeting opportunities in larger organizations. The increase in marketing program costs in the three months ended March 31, 2014 was primarily driven by increases in online lead generation marketing programs to drive the adoption of our customer service platform. Additionally, other expenses, including allocated shared costs, travel expenses, and recruiting fees, increased $2.1 million.

General and Administrative Expenses

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
General and Administrative	$2,958	$6,384	$3,426	116%

General and administrative expenses increased $3.4 million, or 116%, in the three months ended March 31, 2014 compared to the same period in 2013. The overall increase was primarily due to increased employee compensation-related costs of $2.0 million and increased professional and outside services costs of $1.0 million. The increase in employee compensation-related costs was due to a substantial increase in headcount. The increase in professional and outside services costs, comprised primarily of fees related to legal and accounting services, was driven by increased level of business activities and professional service fees in connection with the acquisition of Zopim. Additionally, allocated shared costs increased $0.6 million.

Other Expense, Net

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Other Expense, Net	$77	$458	$381	495%

Other expense, net increased by $0.4 million, or 495%, in the three months ended March 31, 2014 compared to the same period in 2013 due to interest expense in connection with borrowings under our credit facility.

Provision for Income Taxes

	Three Months Ended March 31,		2013 to 2014 Change	2013 to 2014 % Change
	2013	2014
	(In thousands)
Provision for Income Taxes	$20	$49	$29	145%

Provision for income taxes increased by $29,000, or 145%, in the three months ended March 31, 2014 compared to the same period in 2013 as a result of taxable income generated by our consolidated subsidiaries in foreign jurisdictions.

Years Ended December 31, 2012 and 2013

Revenue

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
Revenue	$38,228	$72,045	$33,817	88%

Revenue increased $33.8 million, or 88%, in 2013 compared to 2012. Of the total increase in revenue, $13.5 million, or 40%, was attributable to revenue from new customer accounts acquired from January 1, 2013 through December 31, 2013, net of churn and contraction, and $20.3 million, or 60%, was attributable to revenue from customer accounts existing on or before December 31, 2012, net of churn and contraction.

Cost of Revenue and Gross Margin

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
Cost of Revenue	$13,253	$24,531	$11,278	85%
Gross Margin	65%	66%

Cost of revenue increased $11.3 million, or 85%, in 2013 compared to 2012. The overall increase was primarily due to increased employee compensation-related costs of $4.4 million, increased depreciation expense and other costs associated with our self-managed colocation data centers of $2.1 million, and increased hosting fees of $1.2 million. The increase in employee compensation-related costs was due to our substantial increase in headcount during the year ended December 31, 2013. The increase in depreciation expense and other costs associated with our self-managed colocation data centers was driven by our investments in building out and increasing capacity within our self-managed colocation data centers. Hosting fees for our platform infrastructure also increased as we increased capacity in third-party managed data centers to support our growth. Further contributing to the increase was $0.9 million in amortization expense associated with capitalized internal-use software, an increase of $0.4 million in payment processing fees and an increase in allocated shared costs of $0.9 million.

Our gross margin increased from 65% in 2012 to 66% in 2013. The increase in gross margin was primarily driven by economies of scale in our operations during the period reflected by our ability to maintain growth in costs of revenue at a level lower than our revenue growth.

Operating Expenses

In November 2012, in connection with a prior purchase of shares of our Series D redeemable convertible preferred stock, the purchasers of the Series D redeemable convertible preferred stock, including certain existing investors, completed a tender offer to acquire approximately 4.0 million shares of outstanding vested common stock from employees, former employees, and other existing investors. In connection with the tender offer, we waived any rights of first refusal or other transfer restrictions applicable to such shares. The shares were repurchased from the stockholders at a purchase price of $9.62 per share. As a result of this transaction, we recorded a total of $8.6 million in share-based compensation expense in the three months ended December 31, 2012 for the difference between the price paid for shares purchased from our employee and former employee stockholders and the estimated fair market value of our common stock on the date of the transaction of $5.38 per share. Of the total share-based compensation expense, we recorded $20,000, $3.9 million, $1.0 million, and $3.7 million in cost of revenue, research and development, sales and marketing, and general and administrative expenses, respectively, based on the job functions of the employee and former employee stockholders who participated in the tender offer. The difference between the price paid for shares held by stockholders that were not employees or former employees and the estimated fair market value on the date of the transaction was recorded as deemed dividend.

Research and Development Expenses

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
Research and Development	$14,816	$15,288	$472	3%

Research and development expenses increased $0.5 million, or 3% in 2013 compared to 2012. The increase was primarily due to an increase of $3.3 million in employee compensation-related costs, net of costs capitalized associated with the development of internal-use software, due to our substantial increase in headcount and an increase of $1.2 million in allocated shared costs. The 2013 increase was largely offset by the $3.9 million share-based compensation charge recorded in connection with the 2012 tender offer described above.

Sales and Marketing Expenses

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
Sales and Marketing	$22,749	$37,622	$14,873	65%

Sales and marketing expenses increased $14.9 million, or 65%, in 2013 compared to 2012. The overall increase was primarily due to increased employee compensation-related costs of $9.4 million and increased marketing program costs of $3.3 million. The 2013 increase in employee compensation-related costs, mainly consisting of salaries, sales commissions, and share-based compensation expense, was driven by the substantial increase in our sales force. The 2013 increase in marketing program costs was primarily driven by increases in online lead generation marketing programs to drive the adoption of our customer service platform. Additionally, allocated shared costs increased $2.1 million. The 2013 increase was partially offset by the $1.0 million share-based compensation charge recorded in connection with the 2012 tender offer described above.

General and Administrative Expenses

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
General and Administrative	$11,558	$16,437	$4,879	42%

General and administrative expenses increased $4.9 million, or 42%, in 2013 compared to 2012. The increase was primarily due to an increase in employee compensation-related costs of $7.1 million due to a substantial increase in headcount and an increase of $1.6 million in professional and outside services costs, comprised primarily of fees related to legal and accounting services. Also contributing to the increased compensation-related costs was $1.7 million in share-based compensation expense related to the accelerated vesting of certain stock options. The 2013 increase was partially offset by the $3.7 million share-based compensation charge recorded in connection with the 2012 tender offer described above.

Provision for Income Taxes

	Year Ended December 31,		2012 to 2013 Change	2012 to 2013 % Change
	2012	2013
	(In thousands)
Provision for Income Taxes	$121	$221	$100	83%

Provision for income taxes increased by $0.1 million, or 83%, in 2013 compared to 2012 as a result of profits generated in foreign jurisdictions by our consolidated subsidiaries.

Quarterly Results of Operations

The following unaudited quarterly results of operations data for each of the nine quarters ended March 31, 2014, have been prepared on a basis consistent with our audited consolidated annual financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the results of operations data for these periods, in accordance with generally accepted accounting principles in the United States. These quarterly results of operations are not necessarily indicative of our results of operations for a full year or any future period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014
	(In thousands)
Consolidated Statements of Operations Data:
Revenue	$6,958	$8,550	$10,415	$12,305	$13,911	$16,396	$19,237	$22,501	$25,092
Cost of revenue(1)	2,425	2,790	3,367	4,671	4,870	5,681	6,327	7,653	8,995

Gross profit	4,533	5,760	7,048	7,634	9,041	10,715	12,910	14,848	16,097
Operating expenses:(1)
Research and development	2,293	2,736	2,904	6,883	3,349	3,528	3,860	4,551	5,178
Sales and marketing	3,670	5,109	5,944	8,026	7,995	8,208	10,015	11,404	14,287
General and administrative	1,418	1,863	2,063	6,214	2,958	5,140	3,646	4,693	6,384

Total operating expenses	7,381	9,708	10,911	21,123	14,302	16,876	17,521	20,648	25,849

Operating loss	(2,848)	(3,948)	(3,863)	(13,489)	(5,261)	(6,161)	(4,611)	(5,800)	(9,752)
Other income (expense), net	36	(27)	(35)	(70)	(77)	(133)	(102)	(205)	(458)

Loss before provision for income taxes	(2,812)	(3,975)	(3,898)	(13,559)	(5,338)	(6,294)	(4,713)	(6,005)	(10,210)
Provision for income taxes	10	24	38	49	20	58	42	101	49

Net loss	$(2,822)	$(3,999)	$(3,936)	$(13,608)	$(5,358)	$(6,352)	$(4,755)	$(6,106)	$(10,259)

(1) Share-based compensation expense was allocated as follows:
	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014
	(In thousands)
Cost of revenue	$6	$11	$14	$98	$39	$61	$77	$77	$90
Research and development	35	46	66	3,970	71	155	196	213	310
Sales and marketing	59	80	121	1,053	159	229	338	484	490
General and administrative	72	81	111	3,817	133	2,022	264	336	934

	Three Months Ended
	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014
	(As a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	34.9	32.6	32.3	38.0	35.0	34.6	32.9	34.0	35.8

Gross margin	65.1	67.4	67.7	62.0	65.0	65.4	67.1	66.0	64.2
Operating expenses:
Research and development	33.0	32.0	27.9	55.9	24.1	21.5	20.1	20.2	20.6
Sales and marketing	52.7	59.8	57.1	65.2	57.5	50.1	52.1	50.7	56.9
General and administrative	20.4	21.8	19.8	50.5	21.3	31.3	19.0	20.9	25.4

Total operating expenses	106.1	113.5	104.8	171.7	102.8	102.9	90.8	91.8	103.0

Operating loss	(40.9)	(46.2)	(37.1)	(109.6)	(37.8)	(37.6)	(24.0)	(25.8)	(38.9)
Other income (expense), net	0.5	(0.3)	(0.3)	(0.6)	(0.6)	(0.8)	(0.5)	(0.9)	(1.8)

Loss before provision for income taxes	(40.4)	(46.5)	(37.4)	(110.2)	(38.4)	(38.4)	(24.5)	(26.7)	(40.7)
Provision for income taxes	0.1	0.3	0.4	0.4	0.1	0.4	0.2	0.4	0.2

Net loss	(40.6)%	(46.8)%	(37.8)%	(110.6)%	(38.5)%	(38.7)%	(24.7)%	(27.1)%	(40.9)%

Quarterly Trends in Revenue and Cost of Revenue

Our quarterly revenue increased sequentially for each period presented, primarily due to sales of new subscriptions to our customer service platform and net expansion by our existing customers. We cannot assure you that this pattern of sequential growth in revenue will continue. In future periods, as our rate of revenue growth declines, seasonality in our revenue may become more apparent.

Our gross margin in the first quarter of any fiscal year is negatively impacted relative to the preceding fourth quarter due to the fewer number of days in the first quarter over which we record subscription revenue as compared to the preceding fourth quarter and the fact that certain expenses in our cost of revenue are not sensitive to the number of days in the quarter.

Quarterly Trends in Costs and Expenses

With the exception of the three months ended March 31, 2013, our quarterly costs and expenses increased sequentially for each period presented, primarily due to increased compensation-related costs related to an increase in headcount in connection with the expansion of our business. In the three months ended December 31, 2012, as a result of the tender offer described above, we recorded a total of $8.6 million of share-based compensation expense. Of the total share-based compensation expense, we recorded $20,000, $3.9 million, $1.0 million, and $3.7 million in cost of revenue, research and development, sales and marketing, and general and administrative expenses, respectively. In addition, in the three months ended June 30, 2013, we recorded $1.7 million in share-based compensation expense as a component of general and administrative expense, related to the accelerated vesting of certain outstanding shares subject to repurchase by us. The increase in our sales and marketing expenses for the three months ended March 31, 2014 was driven by a substantial increase in our sales force, including the addition of outbound sales professionals targeting opportunities in larger organizations. Additionally, in the three months ended March 31, 2014, we recorded $0.6 million in professional fees as a component of general and administrative expense related to the acquisition of Zopim.

Credit Facility

In June 2012, we entered into a loan and security agreement, or credit facility, with Silicon Valley Bank. The credit facility consisted of a $10.0 million revolving line of credit and a $5.0 million mezzanine loan. The mezzanine loan was not drawn upon and expired in June 2013, and none of the revolving line of credit was utilized in 2012.

In June 2013, we entered into a first amendment to the credit facility, adding a $10.0 million equipment line of credit bearing interest at a rate of 2.5% per annum. We had $3.8 million and $7.7 million of equipment loan advances outstanding under the equipment line of credit as of December 31, 2013 and March 31, 2014, respectively. For each equipment advance under the equipment line of credit, we make interest-only payments until September 14, 2014, when the last draw against the equipment line of credit can be made. The outstanding balance as of September 14, 2014 will be payable in equal monthly installments for 30 months thereafter, with the last payment due on March 14, 2017. We are also required to make a final payment fee of 4.0% of the aggregate principal amount of all historical advances made under the equipment line of credit on March 14, 2017.

In December 2013, we entered into a second amendment to the credit facility, increasing the revolving line of credit to $20.0 million. We borrowed $20.0 million under the revolving line of credit during 2013, all of which was outstanding as of December 31, 2013 and March 31, 2014. Borrowings on the revolving line of credit are subject to a borrowing base limit determined monthly based on our recurring revenue metrics from the previous month and the ratio of certain current assets to current liabilities as of the previous month end. Borrowings on the revolving line of credit bear interest at the prime rate plus 2.0% per annum. We will make interest-only payments until January 1, 2016, when the outstanding balance is due in full. The interest rate will be reduced to the prime rate upon the consummation of this offering, provided that net cash proceeds are at least $100.0 million.

We may use a portion of the net proceeds from this offering to repay all or some of the outstanding principal and accrued interest on the equipment line of credit or the revolving line of credit.

The credit facility is collateralized by substantially all of our assets, excluding our intellectual property. Our domestic subsidiary is a guarantor of the credit facility and we have pledged up to 65% of the equity in our international subsidiaries as collateral. The credit facility also imposes various covenants on us, including the delivery of financial and other information, the maintenance of our primary operating and securities accounts with the lender, the maintenance of minimum revenue targets and an agreed ratio of certain current assets to current liabilities, as well as limitations on dispositions, changes in business or management, certain mergers or consolidations, dividends and other corporate activities. As of December 31, 2012 and 2013, and March 31, 2014, we were in compliance with all of the covenants contained in the credit facility.

Liquidity and Capital Resources

As of December 31, 2013 and March 31, 2014, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $65.8 million and $61.5 million, respectively, which were held for working capital purposes, as well as the available balance of our credit facility. Our cash, cash equivalents, and marketable securities are comprised primarily of money market funds and corporate bonds.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
	(In thousands)
			(unaudited)
Cash provided by (used in) operating activities	$(5,096)	$4,005	$(269)	$(1,595)
Cash used in investing activities	(7,119)	(24,186)	(15,718)	(5,765)
Cash provided by (used in) financing activities	46,705	25,216	(14)	4,482

To date, we have financed our operations primarily through private sales of redeemable convertible preferred stock. From our inception through December 31, 2013 and March 31, 2014, we have completed several rounds of equity financing through the issuance of shares of our redeemable convertible preferred stock with total cash proceeds of $71.3 million, net of issuance costs. We have also financed our operations through customer payments for subscription to our platform and borrowings under our credit facility. We believe that our existing cash, cash equivalents, and marketable securities balance together with cash generated from operations and the available balance of our credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors including growth in our customer accounts and continued customer expansion, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, ongoing investments in our platform infrastructure, and the introduction of new and enhanced products, features and functionality. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing in order to meet these future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

In March 2014, we completed an acquisition of Zopim. The purchase price of approximately $15.7 million ($4.8 million of cash and $10.9 million of our common stock) includes $1.1 million of cash and $2.4 million of common stock consideration held back between 12 and 18 months as partial security for standard indemnification obligations and which is payable in the future under terms specified in the stock purchase agreement. In connection with the acquisition of Zopim, we established a retention plan pursuant to which we will pay up to $13.9 million in cash and equity consideration over two and three years, respectively, to Zopim employees in connection with their continued employment.

Share-Based Awards With Both Service and Performance Conditions

Since inception through March 31, 2014 we granted 2.7 million restricted stock units, or RSUs, including 0.9 million RSUs granted to Zopim employees in connection with their continued employment, and 35,000 stock options to employees with both a service and a performance condition. Other than the RSUs granted to Zopim employees, the service condition for substantially all of these awards is satisfied over four years. The service condition for the RSUs granted to Zopim employees is satisfied over three years. The performance condition is satisfied upon the occurrence of a qualifying liquidity event (change in control or the completion of an initial public offering). These RSUs for which the service condition have been satisfied are not forfeited upon termination of employment provided the termination is within three years of the performance condition being satisfied.

On the date when these RSUs become taxable to their holders, we may choose to undertake a net settlement and withhold shares and remit income taxes on behalf of the holders of the RSU at the applicable minimum statutory rates. We expect the applicable minimum statutory rates to be approximately 40% on average, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on the number of these RSUs outstanding as of March 31, 2014 for which the service condition had been satisfied on that date, and assuming (A) the performance condition had been satisfied on that date and (B) that the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation on the initial settlement date would be approximately $         million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock, the actual number of these RSUs for which the service condition is satisfied, and the date upon which the RSUs become taxable to their holders. Assuming a 40% tax withholding rate, if we choose to undertake a net settlement of all of these awards, we would expect to deliver an aggregate of approximately                  shares of our common stock to the holders of the RSUs after withholding an aggregate of approximately                  shares of our common stock. In connection with these net settlements, we would remit the tax liabilities on behalf of the holders of the RSUs to the relevant tax authorities in cash.

If we choose to undertake a net settlement of these RSUs, then in order to fund the tax withholding and remittance obligations on behalf of the holders of the RSUs, we would expect to use our existing cash and cash equivalents, or, alternatively, we may choose to borrow funds or a combination of cash and borrowed funds to satisfy these obligations.

Operating Activities

Our largest source of operating cash inflows is cash collections from our customers for subscription services. Our primary uses of cash from operating activities are for employee-related expenditures, hosting fees, and leased facilities.

Net cash used in operating activities in the three months ended March 31, 2014 was $1.6 million, reflecting our net loss of $10.3 million, adjusted by non-cash charges including share-based compensation expense of $1.8 million, depreciation and amortization of $1.8 million, and changes in our working capital. The changes in our working capital were primarily attributable to an increase in deferred revenue of $4.1 million due to the growth of our subscription services, an increase in accrued compensation liabilities of $1.6 million due to the significant increase in headcount and timing of the last payroll, and an increase in accrued liabilities of $1.2 million due to timing of payments and a higher level of expenses consistent with the overall growth of our business, as well as costs related to this offering. These sources of cash flow were partially offset by an increase in accounts receivable of $1.2 million due to timing of customer billings, and an increase in prepaid expenses and other current assets of $0.9 million primarily due to increases in prepaid subscriptions for software used in our operations.

Net cash provided by operating activities in the year ended December 31, 2013 was $4.0 million, reflecting our net loss of $22.6 million, adjusted by non-cash charges including depreciation and amortization of $5.2 million, share-based compensation expense of $4.9 million, and changes in our working capital. The changes in our working capital were primarily attributable to an increase in deferred revenue of $13.9 million due to the growth of our subscription services, an increase in accounts payable and accrued liabilities of $4.5 million due to timing of payments and a higher level of expenses consistent with the overall growth of our business, and an increase in accrued compensation liabilities of $1.7 million primarily due to a significant increase in headcount. These sources of cash flow were partially offset by an increase in accounts receivable of $3.6 million due to higher customer billings related to the increase in subscription services during the period and an increase in prepaid expenses and other current assets of $0.5 million primarily due to increases in prepaid rent.

Net cash used in operating activities in the year ended December 31, 2012 was $5.1 million, reflecting our net loss of $24.4 million, adjusted by non-cash charges including share-based compensation expense of $9.6 million and depreciation and amortization of $2.5 million, and changes in our working capital. The changes in our working capital were primarily attributable to an increase in deferred revenue of $7.7 million due to the growth of our subscription services, an increase in accrued compensation liabilities of $1.6 million, primarily due to increased headcount, and an increase in accounts payable and accrued liabilities of $1.1 million due to increased accrual for sales and use taxes and the timing of payments. These sources of cash flow were partially offset by an increase in prepaid expenses of $1.6 million primarily due to retention-related compensation, which are amortized as compensation expense over the required service period and an increase in accounts receivable of $1.4 million due to higher customer billings related to the increase in subscription services during the period.

Investing Activities

Net cash used in investing activities in the three months ended March 2014 of $5.8 million was primarily attributable to purchases of property and equipment of $3.6 million associated with hosting equipment to build out our self-managed colocation data centers and leasehold improvements associated with our newly leased office facilities, capitalized software development costs associated with the development of additional features and functionality of our platform, and a payment of $1.8 million for the acquisition of Zopim, net of cash acquired. The use of cash in investing activities was partially offset by the maturity of marketable securities of $1.4 million.

Net cash used in investing activities in the year ended December 31, 2013 of $24.2 million was primarily attributable to $12.4 million in purchases of marketable securities, purchases of property and equipment of $7.1 million primarily associated with hosting equipment to build out our self-managed colocation data centers, and capitalized software development costs of $4.7 million associated with the development of additional features and functionality of our platform.

Net cash used in investing activities in the year ended December 31, 2012 of $7.1 million was primarily attributable to capitalized software development costs of $3.5 million associated with an upgrade of our platform introduced in the third quarter of 2012 and the development of additional features and functionality, purchases of hosting equipment of $1.5 million associated with the build out of our self-managed colocation data centers, purchases of furniture and fixtures and computer equipment of $1.1 million associated with our headcount growth and leasehold improvements of $1.0 million relating to our corporate headquarters in San Francisco, California.

Financing Activities

During the three months ended March 31, 2014, cash provided by financing activities of $4.5 million was primarily attributable to proceeds from borrowings under our credit facility of $3.9 million and proceeds from exercise of stock options of $2.4 million, partially offset by payments of deferred costs related to this offering of $1.8 million.

During the year ended December 31, 2013, cash provided by financing activities of $25.2 million was primarily attributable to proceeds from borrowings under our credit facility of $23.8 million and proceeds from exercise of stock options of $1.8 million, partially offset by principal payments on capital lease obligations of $0.3 million.

During the year ended December 31, 2012, cash provided by financing activities of $46.7 million was primarily attributable to net proceeds from issuance of our Series D redeemable convertible preferred stock of $44.9 million and proceeds from exercise of stock options of $2.1 million, partially offset by principal payments on capital lease obligations of $0.3 million.

Contractual Obligations and Other Commitments

Our principal commitments consist of obligations under our credit facility, capital leases for equipment and operating leases for office space, and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Contractual Obligations:
Debt obligations	$365	$23,008	$387	$—	$23,760
Capital lease obligations	364	10	—	—	374
Operating lease obligations	3,445	12,033	12,166	18,052	45,696
Purchase obligations	2,848	1,196	—	—	4,044

Total contractual obligations	$7,022	$36,247	$12,553	$18,052	$73,874

Off-Balance Sheet Arrangements

Through December 31, 2013 and March 31, 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We conduct transactions, particularly intercompany transactions, in foreign currencies, primarily the British Pound Sterling, Euro, Australian Dollar, Danish Krone, Japanese Yen, and Singapore Dollar. Except for our Singapore subsidiary, our international subsidiaries maintain certain current asset and current liability balances that are denominated in currencies other than the functional currencies of these entities, which is the U.S. dollar. Our Singapore subsidiary’s functional currency is the Singapore Dollar. Changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations due to transactional and translational remeasurement that is reflected in our earnings. While we have primarily transacted with customers in the U.S. dollar, we have also historically transacted in foreign currencies for subscriptions to our platform and expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the near future.

Foreign currency gains and losses were not significant in 2012 or 2013, or the three months ended March 31, 2013 or 2014. While we have not engaged in hedging of our foreign currency transactions to date, we are currently evaluating the costs and benefits of initiating such a program and may, in the future, hedge selected significant transactions denominated in currencies other than the U.S. dollar.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $65.8 million as of December 31, 2013 of which $23.0 million was invested in money market funds and corporate bonds. We had cash, cash equivalents and marketable securities totaling $61.5 million as of March 31, 2014, of which $22.9 million was invested in money market funds and corporate bonds. The cash and cash equivalents are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However because we classify our debt securities as “available for sale,” no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary.

As of December 31, 2013 and March 31, 2014, we do not believe that an increase or decrease in interest rates of ten percent (10%) would have had a material effect on the value of our cash equivalents and portfolio of marketable securities. Fluctuations in the value of our cash equivalents and portfolio of marketable securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities prior to maturity.

Critical Accounting Polices and Estimates

We prepare our consolidated financial statements in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

We generate substantially all of our revenue from subscription services, which are comprised of subscription fees from customer accounts on our customer service platform and live chat software. Arrangements with customers do not provide the customer with the right to take possession of the software supporting our customer service platform or live chat software at any time. Subscription service arrangements are generally non-cancelable and generally do not provide for refunds to customers in the event of cancellations. We record revenue net of any sales or excise taxes.

We commence revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that our service is made available to the customer. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the requisite service period.

We derive an immaterial amount of revenue from implementation, voice, and training services, for which we recognize revenue upon completion.

Capitalized Internal-Use Software Costs

We capitalize certain development costs incurred in connection with software development for our platform and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred.

Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life and recorded in cost of revenue within the consolidated statements of operations. The weighted-average useful life of our capitalized internal-use software was 3.4 years as of December 31, 2013. Management evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal-use software during the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014.

Share-Based Compensation

We have granted share-based awards, including stock options, RSUs, and restricted stock awards, to our employees, certain consultants, and members of our board of directors. Share-based compensation is measured based on the fair value of the awards on the grant date and recognized in our consolidated statements of operations over the period during which the recipient is required to perform services in exchange for the award (generally the vesting period of the award). We record share-based compensation expense for service-based equity awards using the straight-line attribution method. We record share-based compensation expense for performance-based equity awards using the accelerated attribution method.

We estimate the fair value of stock options granted using the Black-Scholes option valuation model. Our option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, the expected term of stock options, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in more detail below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the stock options for each stock option group.

•	Expected Term. We determine the expected term based on the average period the stock options are expected to remain outstanding generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Expected Volatility. We determine the price volatility factor based on the historical volatility of publicly traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle, and financial leverage. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity is relatively low. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

The following table summarizes the assumptions, other than fair value of our common stock, relating to our stock options granted in the year ended December 31, 2012 and 2013, and the three months ended March 31, 2013 and 2014:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Expected term (in years)	5.28 – 6.27	4.47 – 6.27	5.34 – 6.24	4.75 – 6.50
Expected volatility	57% – 59%	50% – 63%	50% – 53%	59% – 60%
Risk-free interest rate	0.68% – 1.47%	0.63% – 2.02%	0.84 – 1.06%	1.84% – 1.94%
Dividend rate	0%	0%	0%	0%

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the share-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected term, and forfeiture rate utilized in our share-based compensation expense calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility, expected term, and forfeiture rates, which could materially impact our future share-based compensation expense.

As of December 31, 2013 and March 31, 2014, no share-based compensation expense had been recognized for the RSUs and stock options with both a service and performance condition, or Performance Awards, because, prior to this offering, we have not deemed satisfaction of the performance condition to be probable. At the time of a qualifying liquidity event, we will recognize a cumulative share-based compensation expense for the portion of the Performance Awards that have met the service condition as of that date, following the accelerated attribution method. The remaining unrecognized share-based compensation expense related to the Performance Awards will be recorded over the remaining requisite service period, using the accelerated attribution method, net of estimated forfeitures. If this offering had closed on March 31, 2014, we would have recognized $3.6 million of share-based compensation expense on that date, net of estimated forfeitures, associated with the Performance Awards, and would have approximately $20.3 million of additional future period expense to be recognized over a weighted-average period of approximately 1.5 years, net of estimated forfeitures.

The following table summarizes, on an unaudited pro forma basis, the number of vested and unvested Performance Awards outstanding as of March 31, 2014 and the share-based compensation expense related to the Performance Awards, net of estimated forfeitures, that we would have incurred, assuming our initial public offering had occurred on March 31, 2014 (in thousands).

	As of March 31, 2014		Inception to March 31, 2014
	“Vested” Performance Awards(1)	“Unvested” Performance Awards(2)	Pro Forma Share-Based Compensation Expense
RSUs	148	2,509	$3,594
Options	—	35	44

	148	2,544	$3,638

(1)	For purpose of this table, “Vested” Performance Awards represent the shares underlying the Performance Awards for which the service condition had been satisfied as of March 31, 2014.
(2)	For purpose of this table, “Unvested” Performance Awards represent the shares underlying the Performance Awards for which the service condition had not been satisfied as of March 31, 2014 and excludes estimated forfeitures of the Performance Awards.

In addition to share-based compensation expense associated with the Performance Awards, as of March 31, 2014, we had unrecognized share-based compensation expense of approximately $41.4 million related to other outstanding equity awards, which is expected to be recognized over an estimated weighted-average vesting period of 4.2 years.

The following table estimates future share-based compensation expense related to all outstanding equity awards, net of estimated forfeitures. The table does not take into account any share-based compensation expense related to future awards that may be granted to employees, directors, or other service providers.

	2014	2015	2016	2017	Beyond 2017	Total
	(Unaudited, in thousands)
Performance Awards	$10,038	$6,701	$2,906	$654	$10	$20,309
Share-based awards with only service conditions	7,834	10,083	9,463	7,796	6,227	41,403

Total	$17,872	$16,784	$12,369	$8,450	$6,237	$61,712

Common Stock Valuations

Prior to this offering, the fair value of the common stock underlying our share-based awards was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public market for our common stock, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	relevant precedent transactions involving our capital stock;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth;

•	illiquidity of share-based awards involving securities in a private company; and

•	macroeconomic conditions.

The valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock and our management and board of directors have assumed full responsibility for the estimates. Our board of directors generally utilized the fair values of the common stock derived in the third-party valuations in determining the exercise price for options granted.

Information regarding share-based awards granted to our employees since January 1, 2013 is summarized as follows:

Grant Date	Shares Underlying Options	Shares Underlying RSUs	Exercise Price Per Share (Options)	Grant-Date Fair Value Per Share (RSUs)
January 23, 2013	750,312	—	$5.38	$—
April 23, 2013	452,537	—	6.24	—
May 3, 2013	1,255,775	466,862	6.24	6.24
May 22, 2013	13,750	31,050	6.24	6.24
July 17, 2013	274,875	62,250	6.58	6.58
September 3, 2013	905,000	—	6.58	—
October 22, 2013	22,875	154,812	7.78	7.78
November 22, 2013	2,500	84,450	7.78	7.78
December 11, 2013	20,000	18,432	7.78	7.78
January 30, 2014	653,437	167,725	9.16	9.16
February 13, 2014	4,461,250	612,375	9.52	10.71
March 12, 2014	128,000	187,200	12.08	12.08
March 21, 2014	—	902,850	—	12.08

The third-party valuations of our common stock determined the equity value of our business using the market-based approach and, within the market-based approach, the comparable company method and the recent transaction method. The market-based approach considers multiples of financial metrics based on both trading and acquisition multiples of a selected peer group of technology companies. The peer group of companies was selected based on their similarity to us relative to size, business model, industry, business description, and developmental stage.

A revenue multiple was used to determine our equity value under the market-based approach. A revenue multiple was deemed appropriate because it best reflected the fact that while our projected revenue growth was greater than the revenue growth of the peer group, our business was smaller in size compared to the peer group and remained unprofitable. The revenue multiple of publicly traded peer group companies was based on their trailing 12-month revenue. The revenue multiple of acquired peer group companies was based on their trailing 12-month revenue when such information was available. These revenue multiples of the peer group of companies were then applied to our revenue estimates for the trailing 12 months prior to the expected liquidity events to generate an equity value.

In allocating the estimated equity value to our common stock, the probability weighted expected return method, or PWERM, was utilized. PWERM considers the present value of the returns afforded to stockholders under various potential liquidity events at each valuation date. These scenarios varied over time as to timing and probability and generally consisted of:

•	an initial public offering;

•	an acquisition of our company or substantially all of our assets;

•	continuing as a private going concern; and

•	liquidation or dissolution.

The timing of the future liquidity event scenarios was determined based primarily on input from our board of directors and management. Under the initial public offering scenario, value was allocated on a fully diluted basis while the acquisition scenario took into account the liquidation preferences of our outstanding redeemable convertible preferred stock. Under each scenario the holders of outstanding options and warrants were assumed to exercise to the extent the exercise prices of these instruments were below the estimated fair value of the underlying securities. The resulting values were then adjusted to present value based on the estimated time to liquidity, discounted for lack of marketability and probability weighted based on our estimate of the likelihood and timing of each liquidity scenario considered at each valuation date.

In April 2014, in connection with the preparation of our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2014, we reviewed and reassessed the grant-date fair value of our common stock as of February 13, 2014. As a result of this reassessment, the fair value of our common stock on February 13, 2014, was increased from our original determination of $9.52 per share to $10.71 per share. The increase in fair value from $9.52 per share to $10.71 per share represents the difference between the third party valuations of our common stock as of January 31, 2014 and February 28, 2014 as measured on a straight-line basis. In connection with this determination, we will recognize approximately $4.7 million more in share-based compensation expense associated with stock options and RSUs granted on February 13, 2014 than we would have recognized had we not reviewed and reassessed our original determination of fair value.

Recently Issued and Adopted Accounting Pronouncements

Under the JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

BUSINESS

Overview

Zendesk believes the fundamental relationship between organizations and their customers is changing. As consumers, we have more choices, have access to more information, and are more connected than ever before. We expect to be heard, engaged, and valued by the organizations we interact with. At the same time, organizations are increasingly recognizing the value of these deeper relationships. As a result, a new customer service philosophy is emerging.

Zendesk was formed to help organizations capitalize on this profound shift. We are a software development company that provides a SaaS customer service platform. Our beautifully simple platform helps organizations engage with people in new ways that foster long-term customer loyalty and satisfaction. We empower organizations to better answer customers’ questions, and to solve their problems through the channels that people use every day when seeking help, such as email, chat, voice, social media, and websites. Our platform also helps people find answers on their own through knowledge bases and communities, capitalizing on the increasing customer preference for self-service. Our customer engagement capabilities allow organizations to proactively serve their customers, reaching out to those who may need help and soliciting feedback about their experience. The openness of our customer service platform makes it easy for organizations to integrate with their other applications. Our platform consolidates the data from customer interactions and provides organizations with powerful analytics and performance benchmarking.

Our business model is designed to drive organic growth, leverage positive word-of-mouth, and remove friction from the evaluation and purchasing process. The majority of our customers find us online and subscribe to our customer service platform directly from our website. Exemplifying the success of our sales and marketing strategy, during the three months ended March 31, 2014, 70% of our qualified sales leads, which are largely comprised of prospects that commence a free trial of our customer service platform, came from organic search, customer referrals, and other unpaid sources. For larger organizations, our sales team focuses on a land and expand strategy, which leverages this grassroots adoption and seeks to expand our footprint within organizations.

We currently have more than 42,000 customer accounts on our customer service platform, which represent organizations across a broad array of sizes, industries, and geographies. Our customers are located in over 140 countries and provide customer service through our platform in over 40 languages.

In March 2014, we completed the acquisition of Zopim, a software development company that provides a SaaS live chat service. Through Zopim, we provide live chat software as a standalone service and as an integrated service with our customer service platform for chat-enabled agents.

Our financial performance reflects our significant customer growth and strong customer retention and expansion. For the years ended December 31, 2012 and 2013, our revenue was $38.2 million and $72.0 million, respectively, representing an 88% growth rate. For the three months ended March 31, 2013 and 2014, our revenue was $13.9 million and $25.1 million, respectively, representing an 80% growth rate. For the years ended December 31, 2012 and 2013, we derived $15.8 million, or 41%, and $29.6 million, or 41%, respectively, of our revenue from customers located outside of the United States. For the three months ended March 31, 2013 and 2014, we derived $5.9 million, or 42%, and $10.2 million or 41%, respectively, of our revenue from customers located outside of the United States. For the years ended December 31, 2012 and 2013, we generated net losses of $24.4 million and $22.6 million, respectively. For the three months ended March 31, 2013 and 2014, we generated net losses of $5.4 million and $10.3 million, respectively. We intend to invest aggressively to drive continued growth and market leadership.

Industry Background

Customer Relationships Are Changing

The relationship between organizations and their customers is changing rapidly. As consumers, we experience these changes in our everyday lives. Over the last several years, the ways in which people research, purchase from, and communicate with organizations have evolved from a relatively simple set of interactions into a rapidly expanding network of information and communications. The result is people who are better informed about the products and services they buy; have more choices and potentially less loyalty; and can influence many others with their opinions. People have higher expectations about how an organization will relate to them and less patience for organizations that do not meet these expectations. These expectations are not limited to the business-to-consumer relationship. The “customer relationship” is increasingly found anywhere an organization wants to maintain a connection with a set of individuals, including business-to-business, business-to-employee, government-to-citizen, and non-profit-to-benefactor realms.

Organizations Must Evolve Their Approach to Customer Service

We believe organizations build successful long-term customer relationships as people do elsewhere in life, with transparent communication, an ability to listen to and incorporate feedback, and a genuine interest in providing a satisfying experience. On a logistical level, an organization must learn to communicate consistently and contextually with customers across multiple channels, including email, chat, voice, social media, and other emerging means of communication. They also need to enable customers to resolve their problems when, where, and how they want, whether by interacting with an agent or through self-service. But perhaps more importantly, because people are more knowledgeable and vocal than ever, an organization must approach the customer experience in a more thoughtful way. Successful customer service is no longer just about handling customer complaints and questions. Instead, it requires that organizations understand and interact with customers as people. Organizations must listen to people when they are speaking and engage with them using empathy, personality, and transparency.

The Opportunity to Build Relationships Through Customer Service

The transformation to a customer-driven economy creates tremendous opportunities for organizations of all sizes that make customer service a critical focus of their operations. We believe that many successful organizations today exemplify this new approach. Whether it is an online brand that removes barriers to completing online purchases or a new entrant that innovates an industry’s customer communication methods, organizations are discovering that a deep understanding of the customer experience can be the foundation for building highly valuable customer relationships.

Failing to Adapt to This New Landscape Puts Organizations at Risk

While opportunities abound for organizations that recognize and capitalize on the customer-driven economy, the penalties for failing to evolve to this changing landscape can be severe. That is because there is an entirely new level of communication by and among people. While word-of-mouth and user opinions have always been a force in brand marketing, they now exist on a massive scale with much more efficiency and greater impact. Acting as brand advocates or adversaries, individuals can influence peers’ opinions and purchasing behavior. Their voices are amplified through popular community-based ways to research products ranging from social networks, including Facebook, Twitter, and Google+, to user-generated reviews, including Yelp, TripAdvisor, and Angie’s List. Today’s customers can communicate happiness or displeasure instantaneously at scale, exerting strong influence on brands.

Organizations that continue with the traditional uncoordinated, uninformed, and reactive approach to customer service risk customer frustration and lost business. In a 2013 survey of approximately 13,000 consumers by Accenture plc, a consulting firm, 74% complained about having to contact an organization’s customer support multiple times for an answer and 66% complained about having to repeat the same information to multiple agents or through multiple channels. Furthermore, over 80% of these survey respondents said an organization could have retained their business with more effective customer service such as quick resolution and proactive engagement.

Legacy Customer Support Software Was Built for a Different Era

We believe organizations are increasingly aware of changing customer expectations and are looking for technology to help them address the opportunities and challenges this presents. Various software tools, delivered both “on-premise” and in the cloud, have attempted to address the difficult nature of customer support for many years. Unfortunately, this legacy customer support software was largely designed to solve discrete service problems and to minimize the cost of support, instead of fostering customer loyalty and successful long-term relationships. This presents challenges for organizations of all sizes.

Legacy customer support software is costly and complex, causing the vast majority of SMBs to rely primarily on tools like email, phones, and spreadsheets. Even larger organizations able to afford customer support software often adopt a piecemeal approach with the goal of minimizing support costs. The result is the inability to support multiple channels or expand to new channels, ultimately leading to customer frustration. This siloed approach reflects a view of support as a necessary burden rather than an opportunity to build customer loyalty.

Legacy customer support software also limits employees’ effectiveness in responding to customer inquiries and offers few, if any, analytics, recommendations, or performance benchmarks. Just as the expectations of the consumer have evolved, so too have the expectations of employees. Familiar with consumer web software like Facebook, Twitter, and Gmail, employees desire tools with similar ease-of-use and sophistication. Most enterprise software, particularly customer support software, has not progressed to embrace consumer design tactics including optimized user experience, availability on personal devices, and ease-of-deployment.

New Solutions Are Needed for the Customer-Driven Economy

Due to the emphasis on customer service in the new customer-driven economy, having the right technology is more important than ever and there are few options to effectively address that need. We believe that effective customer service requires a purpose-built platform that embraces the new landscape of omni-channel communication and the empowered and informed customer, and places an emphasis on well-designed experiences.

This is what Zendesk does. This is what Zendesk cares about.

Market Opportunity

We believe a new and expansive market opportunity exists for technology like our customer service platform that helps organizations navigate the new customer-driven economy and harness its power. With its simplicity, flexibility, scalability, and affordability, our customer service platform can be used by organizations of all sizes. Compared to legacy customer support software, our customer service platform coordinates more extensive customer conversations across more channels, informed by all prior interactions, and integrated with other business applications through robust open APIs. The well-designed user experience as well as the ability to painlessly start and expand their platform usage appeal to SMBs and large enterprises alike.

We believe, as a result, our market opportunity is a substantially larger and faster growing opportunity than the already sizable legacy customer support software market. According to IDC, in 2012 the worldwide CRM software market comprised $20.7 billion. Our customer service platform primarily addresses the customer service and contact center segments which comprised a total of $10.2 billion in 2012 worldwide. In addition, IDC has estimated that between 2012 and 2017, SaaS solutions in the overall CRM applications market will grow over ten times faster than legacy on-premise solutions.

In a 2013 report, IDC estimated that there were approximately 76 million SMBs worldwide. We believe that many of these organizations have not been able to implement or afford legacy customer support software and therefore represent a substantial greenfield market opportunity for our customer service platform.

Legacy Customer Support Software

Legacy customer support software suffers from a number of design and technical limitations that make it particularly inefficient at addressing the new and evolving customer-driven economy.

•	Cumbersome and Complex. Legacy software was not designed with the employee and, ultimately, the customer experience in mind. Interfaces are overly complex, inflexible, and difficult to learn and use. The result is cumbersome software that adds obstacles between agents and customers rather than removing them. Customers often suffer long wait times, must repeat themselves, and do not receive the help they need while organizations lose valuable opportunities to increase customer loyalty, upsell additional products, and gather customer feedback.

•	Disconnected. Organizations have often implemented separate inbound and outbound voice response software in their call centers, then added software point solutions for emerging channels, such as email, chat, and social media, that are poorly integrated with existing solutions. Without functionality to seamlessly engage people across channels and departments, use of legacy software results in uncoordinated customer service efforts and frustrated customers. While many customer inquiries potentially require and could definitely benefit from expertise throughout the organization, such as engineering, product, sales and billing, first line of defense agents are the only ones equipped with the software tools to respond. In addition, customer service representatives are often restricted to supporting customers through a single channel even when other channels would be preferred by the customer and less costly for the organization. This leads to agents who are ill-equipped to adequately address customer concerns and results in customer service that is often disorganized, slow, generic, and unhelpful. Moreover, agents and managers have few tools to organize support efforts, track performance, and inform other employees about recent customer questions or concerns.

•	Expensive. An organization’s need for multiple legacy software products to provide multi-channel customer service drives a high total cost of ownership. The required consultants for installation, customization, and training further increase the upfront and ongoing costs. We believe the limited functionality of legacy software and especially basic tools also increases the cost to provide customer service and results in a low return on investment because employees are less efficient and effective with their time.

•	Legacy Architecture. Legacy software is often as difficult to update or upgrade as it was to initially install due to lengthy consultant-led integrations and complex deployment requirements. As a result, organizations often avoid software changes because they are expensive, time consuming, and frequently require retraining agents. Focused on providing customer support on desktop computers, legacy software also has limited or no mobile functionality and is not designed for “bring your own device” environments.

•	Reactive Only. Most legacy software focuses on reactively answering customer problems. It lacks specific outbound product functionality or a coordinated approach to proactive engagement. This encourages abrupt, generic, and often-insufficient responses through inconvenient channels. It also restricts or eliminates an organization’s ability to reach out to customers.

•	Limited Insight. Legacy software offers limited or no visibility into customer support efficacy and customer satisfaction. It inconsistently tracks metrics focused on minimizing costs and employee efficiency and is unable to compare analytics across relevant peers. This leaves managers with a difficult time interpreting the results and determining the strengths and weaknesses of customer service performance.

The Zendesk Approach

Zendesk’s mission is to help organizations build successful long-term relationships with their customers. Our comprehensive customer service platform is carefully designed for organizations to address the new customer-driven economy, in which customer service is a key business principle. Our intuitive platform facilitates listening to the customer, finding the best possible answer, communicating through the appropriate channel, and sharing the knowledge gained with the whole organization.

•	Beautifully Simple. We have an overarching philosophy to be beautifully simple. This approach begins with the look and feel of our customer service platform. We take intuitive design elements that people have grown to expect from consumer software and incorporate them into our customer service platform. The complexity of our underlying technology is wrapped in an easy-to-use interface built to simplify the tough work of customer service. However, beautifully simple at Zendesk extends far beyond that. We offer a free trial and a transparent purchase process with numerous self-service options that are suitable for SMBs and enterprise departments as well as assisted options for larger clients. Once purchased, our customer service platform provides fast results due to an easy set-up with a detailed tutorial and we assist organizations with questions or concerns through our product support team, community forum, and other software tools.

•	Omni-Channel and Contextual. Our customer service platform is built to support customers across a wide variety of integrated channels—email, voice, social media, and websites. Through Zopim, we offer live chat as a standalone service and as a means to integrate chat-enabled agents into our customer service platform. With little to no setup, our customer service platform can receive, manage, track, and report on customer interactions regardless of where they occur. This enables employees to listen to and engage with customers through the appropriate channels. In addition, our customer service platform provides important contextual information around customer issues by encouraging employee collaboration and enabling real-time information sharing. Based on our belief that the best customer service involves a whole organization, our customer service platform makes it easy for multiple departments to work together on as well as stay informed about customer interactions.

•	Affordable. We believe that customer service practices and philosophy affect the bottom line and that by using our customer service platform organizations can successfully manage customer service in a manner that generates a high return on investment. We believe our subscription plans are significantly less expensive and offer greater pricing transparency than many legacy customer support software applications (especially when software updates, ongoing maintenance and consultant fees required for integration, installation, customization, and training are taken into account). Furthermore, our customer service platform is designed to increase productivity by enabling faster responses, customer self-service tools, and automation.

•	Natively Mobile. Mobile apps were not an afterthought at Zendesk. We have designed our customer service platform to enable great customer service on-the-go. Through native mobile apps, employees can access our customer service platform anywhere with robust product functionality, an elegant interface, and performance analytics. Our help centers are mobile optimized, allowing people to quickly find answers on their own with mobile devices.

•	Cloud-Based Architecture. The dynamic cloud-based architecture that powers our customer service platform allows SMBs and large enterprises alike to invest their time and energy in their customers rather than managing their software. This architecture automates frequent software updates and introduction of new features while also allowing our platform to easily scale within organizations. Configurations made with simple tools, including workflow automations and best practice templates, tailor the functionality and design of our customer service platform to an organization’s particular needs and keep customer service efforts of any size organized.

•	Open Platform. Integrations openly exchange information and product functionality between our customer service platform and other applications, leading to better informed employees and customer conversations. For example, an e-commerce integration provides real-time access for employees to order and shipping details in our customer service platform when conversing with a customer and customer service history in the e-commerce system when filling a purchase order. Our platform includes over 120 pre-built integrations with CRM, e-commerce, telephony, live chat, and other apps, which are simply downloaded from our app marketplace. Developed with our open APIs, our platform can also be customized, integrated, or expanded upon with private apps.

•	Proactive Engagement. Our customer service platform is designed to provide customer service on the customer’s terms. Organizations are equipped to proactively communicate with customers at the most relevant and critical moments. For example, organizations can automatically trigger workflow to proactively reach out to customers that may signal they have had a bad experience or need particular attention.

•	Strategic Analytics. Our customer service platform provides analytics that are mission critical for an organization’s operations. In all of our subscription plans, managers have access to real-time operational efficiency and customer satisfaction analytics at the interaction, agent, and organizational level. With over 42,000 customer accounts on our customer service platform, we continuously collect anonymized data, through the Zendesk Benchmark, to regularly report relevant comparisons of an organization’s metrics relative to its peers based on size, industry, and geographic region. Managers can be informed through our platform on the strengths and weaknesses of their customer service efforts on an hourly basis, as well as provided with recommendations of how to improve performance.

Benefits of the Zendesk Approach

•	Benefits to Customers. Through our platform, customer service focuses on people, making it convenient for them to seek help. Information is available where and when they would look. Background information does not need to be repeated nor requests endlessly passed from agent to agent. Peoples’ needs can even be anticipated and preemptively addressed by organizations proactively reaching out.

•	Benefits to Employees. By making it easy to connect with customers and provide knowledgeable responses, our customer service platform empowers employees and improves overall job satisfaction. As the look and feel of our interface matches consumer apps, it is easy for them to learn and navigate. Well-designed features, including automated tasks, save employees time and mobile apps facilitate working outside of the office.

•	Benefits to Organizations. Our customer service platform creates a strong foundation for customer-focused organizations by managing all of their communication across channels and establishing a centralized source of customer information. Organizations benefit from feedback that can be broadly shared to drive continuous improvement guided by performance metrics. Through the use of our customer service platform, we believe organizations can successfully build their brand, influence strong customer advocates, and, ultimately, enhance their financial performance.

Growth Strategy

Zendesk was founded in 2007, aiming to help organizations build successful long-term relationships with their customers. We strive to continue the work our three founders began when they looked at the state of customer service and said: “we can do better.” We are focused on the following key areas of growth:

•	Introducing New Products and Broadening Our Platform Functionality. We are continuously investing in building a customer service platform that elegantly facilitates and improves customer service and ultimately creates successful long-term customer relationships. Significant research and development efforts are currently focused on broadening our existing customer engagement and communication tools. We intend to continue to develop new products and functionality to expand our platform and support that mission. In addition, we may selectively pursue acquisition opportunities of technologies that can broaden the functionality of our platform. For example, we recently acquired Zopim and intend to enhance our customer service platform through improved live chat functionality.

•	Furthering Our Data-Driven Approach. We believe our platform is unique for empowering a data-driven approach to customer service. For example, we have introduced the Zendesk Benchmark to enable organizations to compare their critical customer service performance metrics with their peers. We plan to expand our data analysis and reporting tools.

•	Maintaining Leadership in SMB Market. Our customer base today includes a large number of SMBs across industries and geographies. Our customer service platform’s ease-of-use, fast results, and flexible pricing are well suited for their needs. We will continue to expand sales in existing organizations, target new organizations, and advance our leadership position in the SMB market.

•	Expanding Our Enterprise Customer Base. Larger enterprises make up an increasing portion of our customer base. Our enterprise sales strategy is focused on land and expand, in which we sell our customer service platform into a single department or location and grow by adding agents in other departments, product divisions, and geographies. In addition to increasing the number of users, our customers often upgrade to our more expensive and feature rich subscription plans. We expect our recent sales initiatives to increase sales to new larger enterprises as well as increase our penetration in existing customers through expansion and subscription plan upgrades.

•	Continuing to Increase Our Global Customer Footprint. With customers in over 140 countries, we serve a global market. As of March 31, 2013 and 2014, international customers comprised over 49% and 54%, respectively, of the customer accounts on our customer service platform and, in such periods, we generated 42% and 41%, respectively, of our revenue outside of the United States. Our international sales efforts will be focused on certain countries outside of the United States, including Brazil, France, Germany, Japan, and the United Kingdom, where we have demonstrated significant organic customer traction or believe represent particularly strategic opportunities.

•	Broaden Our Integrations and Partnerships. Our customer service platform is deep and extensible, with over 100 applications integrated with our software, and a network of partner and third-party developers building additional applications which integrate with and embed our platform’s functionality. By growing this Zendesk ecosystem, we plan to build on relationships with third-party organizations and developers who further extend our customer service platform into new customers and use cases.

•	Developing Our Brand. We are focused on strengthening our reputation as a differentiated and category-defining company in customer service. Our brand attributes—airy, humble, charming, and uncomplicated—distinguish us from the traditional attitudes about organizations and the customer relationship. Our marketing emphasizes our customer service platform’s ease-of-use and unique aesthetic in a voice that we believe is memorable and fun (especially relative to legacy enterprise software). We currently host user-groups across the country, and regularly create other opportunities and events to bring together the best in the business to discuss and network. We also regularly publish content with advice for organizations of all sizes about becoming more customer-focused and effectively managing customer service. We believe these branding efforts and thought leadership have accelerated our growth to date and will fuel our future growth by driving organic leads.

Customers

We have more than 42,000 customer accounts on our customer service platform, which represent customers across a broad array of sizes, industries, and geographies. Our customers are located in over 140 countries and provide customer service through our platform in over 40 languages.

The following is a sample of our current customers across some of the industries we serve. The customers below vary in size of their respective business and the amount of revenue we derive from them.

Business Technology	Education/Non-Profit	Media/Entertainment
Acquia AdRoll Box Engine Yard MINDBODY New Relic Pivotal Shopify Zuora Telecommunications Bandwidth Hi3G Access	charity: water Nottingham Trent University Oakland Unified School District School of Rock Consumer Technology Adobe Dropbox Groupon OpenTable Trivago Uber Zulily	La Presse REA Group Real Networks Rhapsody Roku Retail/eCommerce JackThreads LunchBots ModCloth MOO O’Neill UncommonGoods

Customer Case Studies

We believe that the following case studies provide a representative sample of how our customers use our solutions. These case studies have been approved by the applicable customers.

Uber

Situation: Uber is disrupting the transportation industry with its mobile technology platform that enables on-demand transportation services for users. With just a few smartphone taps, users request,

rate, and pay for a sleek ride across town. The mobile experience, and specifically the customer experience, is at the heart of Uber. In 2010, they needed a customer service platform integrated into this experience to support both Uber’s users and Uber’s driver partners, and the solution had to scale for rapid growth.

Solution and benefits: With our platform, Uber integrated a support experience directly into their mobile app. In fact, while their agent and ticket volume has exponentially increased in the past several years, they have handled this rapid growth without the need for a lot of customizations of the platform. Users can contact support through their branded Zendesk help center which is mobile-optimized and linked to from within their app. Uber has taken a proactive approach to engaging their users at key points in the customer journey. For example, if a driver partner receives a rating of three stars or fewer, a ticket is automatically generated in our customer service platform. Uber was able to do this by taking advantage of our API. The Uber support team proactively follows up with these users to better understand the situation, learn how they can improve, offer a credit at times, and do what they can to make sure the user leaves with a positive feeling about the brand.

AOL

Situation: AOL Inc., home to a collection of premium brands and destination websites that include The Huffington Post, Patch, TechCrunch, MapQuest, and more, was looking to replace their on-premise corporate IT service desk with an easy to use, agile cloud-based solution that could scale globally. The company’s existing software allowed administrators to make changes, but adjustments were time consuming and required the skillset of a dedicated admin.

Solutions and benefits: Successful deployment of our customer service platform for AOL’s corporate IT team led to expansion within three months to ancillary IT groups that were not considered for the initial deployment, and to the purchase of 175 seats for AOL’s Shared Services group, who needed a new, simpler solution for processing and managing communications. Shared Services found that they were able to manage their own customer service platform without the help of IT, and benefitted from the ability to easily pull metrics. Given the success of IT and Shared Services, the AOL Paid Services deployed our customer service platform to handle escalation management. Security was an important consideration for Paid Services, which our customer service platform addressed with the ability to restrict IPs, even internally. Use of our customer service platform at AOL has expanded to more than 600 agents, serving a customer base that includes internal customers, external vendors, and external customers. The company has been able to leverage our customer service platform for a wide range of use cases, from internal IT to vendor management communications, customer escalations to social media interactions, and self-service to escalation management, while still allowing the company to streamline processes across divisions.

Shopify

Situation: Shopify, one of Canada’s fastest-growing startups, needed better insight into the performance of its customer service organization. Latency was a significant issue with its existing ticketing system, and prevented the company from being able to accurately measure agent productivity. It was also impossible to obtain meaningful reports in real time, including basic information such as the number of interactions by agent by channel by day or the distribution of interactions throughout a 24-hour time period. As a result, Shopify lacked the data it needed to effectively staff its customer service organization and to forecast its future need for customer service resources.

Solutions and benefits: Shopify selected our platform based on system performance, accessibility of data, and ease of integration. Latency was no longer an issue and access to data dramatically improved. Satisfaction scores hit 92 percent, up 10%, even while Shopify agents handled up to 200 interactions a day. For the first time, Shopify enjoyed real-time access to call center metrics and granular data regarding the distribution of customer service interactions across time. This allowed the company to establish appropriate staffing levels and to accurately forecast future customer service resource needs. Management was also able to easily combine data from our platform with data from other systems, which made it possible to measure the contribution the customer service organization was making to the company’s revenues. This data was then used to justify additional investment in customer service and ultimately to turn customer service into a sales engine.

Box

Situation: Box was looking to replace their existing customer support software with a solution that would allow them to focus more on providing the best possible experience for the millions of individuals, small businesses, and enterprise customers who rely on them for secure, scalable content-sharing, and less on the software itself. Their previous solution was complex, with so many features and options that it was cumbersome to use and tied them to a Windows-based operating system or the need to run virtual machines. Both their customer support team and internal help desk needed a simple but robust web-based solution that could help drive customer satisfaction.

Solutions and benefits: After switching to our platform, Box saw immediate results: a 15-20% increase in customer satisfaction, as well as improved agent productivity. Box utilized business rules to eliminate 20-30 seconds of time spent per support request. The greater visibility into the entire organization helped foster friendly competition among agents to resolve the highest number of issues. Using our platform, Box transformed their approach to managing support and re-grouped agents into two more focused and effective tiers of support. Additionally, now able to easily capture customer satisfaction data, support managers began sharing metrics and customer feedback with Product and Engineering, regularly contributing to decision-making at the product level.

REA Group

Situation: REA Group, the operator of two leading Australian real estate and commercial property advertising websites, was growing faster than their internal IT support system could keep pace with. Support request creation required tedious data entry, costing IT staff up to eight minutes per request. Prior to the implementation of our customer service platform, the ticketing system used by REA’s Technology team did not provide the transparency and flexibility to be able to manage the technology requirements of the REA community. Hindered by the lack of flexibility in their existing system, REA Group was prohibited from expanding globally without accruing the overhead required by a data center.

Solutions and benefits: REA Group implemented our platform for its ease of use and the transparency it allowed within the organization, as anyone using the platform could view the queue and open or solve support requests. With scalability no longer an issue, IT staff were able to quickly log new requests and assign an issue type, which helped with resource allocation and prioritization. Collectively, the team began to close as many as 400 issues per week while reducing the overall number of open issues in the queue. REA Group has expanded their use of our platform to multiple departments, and to more than 150 support staff, dramatically improving communication workflow and operational efficiency. They have leveraged the JIRA integration with our platform to remove barriers between their development team and call center, and use macros to streamline requests for support between human resources and corporate IT. Within a 12-month period following deployment of our platform, the corporate IT team achieved a 98% employee satisfaction rating and transformed the way the organization perceived the department.

The Zendesk Customer Service Platform

Our customer service platform allows organizations to focus on the customer service experience within an environment designed for ease-of-use and efficiency. We offer a range of subscription plans to meet the needs of SMBs and larger organizations with the appropriate level of advanced features and product support.

Customer Support

Our platform provides organizations with a single customer service interface to manage all their one-on-one customer interactions, no matter where those conversations start or who needs to be involved to resolve them. It facilitates customer service in an efficient way through applying business rules and automations. This allows for both a reduction in ticket backlog and scaling up to accommodate growing organizations with large global audiences. Our platform is currently available in 14 languages for customer service agents. Key features include:

•	Single Omni-Channel Interface. Our customer service platform pulls in customer questions—from email, chat, voice, and social media—and brings them into our beautifully simple interface.

•	Email. Consolidate customer emails from multiple customer accounts into one interface for routing, assignments, and a single system of record for all conversations.

•	Chat. Communicate live with one on one chat sessions, which allow customers to initiate real-time support from employees through a web interface. All chat conversations are automatically transcribed into a ticket. Since our acquisition of Zopim, we have offered live chat software on a standalone basis and intend to utilize an integration of Zopim as the primary means through which we will offer chat functionality on our customer service platform in the future.

•	Voice. Make or receive calls through our customer service platform. Organizations can natively create support phone numbers or use existing telephony systems through our open API. Voicemails are automatically transcribed into a ticket and employees can record key information from calls in tickets.

•	Social Media. Convert Tweets and Facebook posts into tickets and reply through our customer service platform to keep a record of all conversations in one interface.

•	Business Rules. Initiate workflows triggered by ticket field changes or time-based conditions. Our customer service platform comes with pre-configured business rules that we recommend as best practices.

•	Light Agents. Provide visibility on customer interactions to the entire organization by adding non-support employees as light agents. Light agents can make private internal comments within tickets.

•	Mobile Apps. View and respond to requests through our native agent mobile apps for the iPhone, iPad, Android, Windows Phone, BlackBerry, and Kindle Fire. Our channel agnostic SaaS architecture ensures the same information and product functionality is available regardless of the device used.

Customer Self-Service

Our customer service platform helps organizations track and predict common questions and provides a seamless path to answers. This allows customers to help themselves, find what they need, and minimize their frustration. Available in more than 40 languages for end-users, help centers can be formatted with our self-service optimized themes and customized with organization-specific functionality. Key features include:

•	Help Center. Offers an easy-to-brand online portal for self-service, optimized for mobile usage.

•	Knowledge Base. Create a repository of articles, support documents, and how-to-guides that answers customers’ most popular questions. Sections within the knowledge base can be restricted to certain groups of customers or internal employees. Moderators can easily manage multi-lingual content in one place.

•	Community. Provide customers an opportunity to engage with one another along with the organization through the community. Customers can start a discussion, ask a question, or suggest an idea. Posts can be organized by topic and followed by customers.

•	Customer Portal. Allow customers to view their customer service history, track outstanding requests, and manage community subscriptions through the customer portal.

•	Feedback Tab. Provide customers an opportunity to chat with an agent, search the Help Center, or submit a support request on any website page with the feedback tab.

Customer Engagement

With customer engagement, customer service becomes less about the ticket and more about people. Our customer service platform lets organizations gather customer data and proactively engage with customers based on the insights the data provides. This turns interactions into proactive conversations and makes them more meaningful, personal, and productive. Key features include:

•	Custom User and Organization Fields. Create custom user and organization fields to provide context for proactive customer service and set customer-centric workflows around these fields.

•	Customer Lists. Organize customers into lists based on tags and user fields to enable proactive engagement with those customers.

•	Customer Satisfaction Ratings. Automatically send a customer satisfaction survey after a customer service request is solved to collect feedback.

•	Apps and Integrations. Provide full context for customer interactions through third-party apps and integrations that allow our customer service platform to plug into other important sources of customer and employee data, such as third-party applications for CRM, time tracking, bug tracking, and e-commerce.

Leveraging Strategic Analytics

Our customer service platform offers unique tools for organizations to understand their customers and track the efficiency and effectiveness of their customer service. Key features include:

•	Reporting and Analytics. Track real-time key performance indicators at the customer interaction, agent, or department level through customer service dashboards that are built into our interface. Metrics included cover customer satisfaction, first response time, ticket volume, and customer self-service tool usage. Organizations with advanced plans can create custom reports and filter data as well as compute advanced analytics based on their raw data that is updated as frequently as every hour.

•	Zendesk Benchmark. Compare customer service performance against similarly-sized organizations in the same industry and geographic region with the Zendesk Benchmark. Aggregating data to create relevant indices, performance metrics are shown on managers’ interfaces for real-time feedback and published in a quarterly report on our website.

Platform Extensions

Through our APIs, our customer service platform ties together our customer support, customer self-service, and customer engagement elements with custom functionality across devices. We construct our own software from the same APIs that we offer to others, demonstrating our commitment to the Zendesk developer community and up-to-date code.

Subscription Plans

We currently offer a number of subscription plans for our customer service platform that vary based on the level of advanced features and dedicated product support. After a free trial, our customers use a credit card or execute a service order to purchase monthly or annual subscription plans. Our packaging and pricing philosophy is centered in transparency and simplicity, with all information publicly available on our website. Our subscription plans include:

•	Starter. At a low monthly or annual price per agent, the Starter plan provides access to our customer service platform for a limited number of employees to customer communications gathered through email, chat, voice, social media, and websites, as well as performance analytics comparisons with the Zendesk Benchmark.

•	Regular. Well-suited for small organizations and enterprise departments, the Regular plan allows employees to engage with customers through more channels, including community forums. Regular plan subscribers receive email-based product support and can further customize our customer service platform and track performance with customer satisfaction metrics and dashboards.

•	Plus. To upgrade customer service for organizations of all sizes, extra features in the Plus plan include custom analytics, multi-lingual content management, and internal knowledge base for employees. In addition to email, customers on our Plus plan receive product support from our dedicated customer advocates via phone.

•	Enterprise. As our deployments grow across departments to be the primary customer service software solution, the Enterprise plan incorporates tools to share customer interactions with the whole organization including unlimited light agents. In addition, we provide 24/7 email and phone support to drive customer success during deployment and ongoing use.

•	Enterprise Elite. For enterprise organizations with additional product support needs, the Enterprise Elite plan adds specialized premium service with dedicated account management.

Sales and Marketing

A subscription to our customer service platform is designed to be easy to purchase. A substantial number of our customers subscribe to the platform without any direct interaction with our sales team.

We also deploy a direct sales approach which includes an inside sales team based in three regional hubs: the Americas, EMEA (Europe, Middle East, and Africa), and APAC (Asia-Pacific). This team qualifies and manages prospective and current customers, aiming to initiate, retain, and expand their use of our platform over time. Our inside sales team partners with technical sales and product engineers to provide pre-sales technical support and is also responsible for driving renewals of existing contracts.

We have begun to develop and expand a field sales team responsible for discovery, qualification, and account management for larger organizations. We expect to increase penetration into larger organizations through a land and expand strategy whereby we attempt to capitalize on the limited use of our customer service platform by a functional or geographic department to expand the use of our customer service platform throughout other parts of the organization.

We also utilize indirect sales channels, including referral partners and resellers as well as implementation partners. These channels provide additional sales coverage, particularly in geographic markets where we may have limited presence, as well as implementation services to our customers. Sales from indirect channels have not been significant to date, but we plan to continue to invest in these relationships to help us in certain markets and to complement our direct sales efforts.

Our marketing efforts are focused on generating awareness of our customer service platform and live chat software, creating sales leads, establishing and promoting our brand, and cultivating a community of successful and vocal customers. Based on our belief that the best method to sell our customer service platform and live chat software is to actively use and explore its capabilities, a central focus of the marketing team is to drive and encourage free trials and the successful conversion of trials to paid subscriptions. At any time during this limited-time trial, the prospective customer may elect to subscribe to simply-priced plans by providing their credit card information. We utilize both online and offline marketing initiatives, including search engine and email marketing, online banner and video advertising, blogs, corporate communications, whitepapers, case studies, user events, and webinars.

As of March 31, 2014, we had 208 employees in our sales and marketing organization. Our sales and marketing expenses were $22.7 million and $37.6 million for the years ended December 31, 2012 and 2013, respectively, and $8.0 million and $14.3 million for the three months ended March 31, 2013 and 2014, respectively.

Product Support and Professional Services

We strive to exemplify the great customer service that organizations of all sizes can provide with our customer service platform and live chat software by offering multi-channel service from our product support team, a rich self-help knowledge center with detailed product guides, and active community forums for agents, managers, and developers.

We offer different levels of product support for our customer service platform based upon the subscription plans purchased by our customers. Starter plan customers rely exclusively on our knowledge base and community forums for support. Support from our product support team is offered to all other subscribers, with 24/7 email and voice support available for our Enterprise plan subscribers. Customers that subscribe to our Enterprise Elite plan also have dedicated account management. Regardless of the plan purchased, our customer service platform provides an intuitive interface, connectivity to our self-help knowledge base and community forums, and step-by-step tutorials to help employees learn, use and deploy our platform effectively.

Along with our global partners, our professional services team assists our customers in implementing more complex deployments of our customer service platform. These services include mapping our customer service platform to new and existing business processes, data migration, and integration with existing systems. Service engagements are typically scoped on a time and materials or project milestone basis and billed separately from the subscription to our customer service platform.

Through Zen U, our training platform, we offer courses to help our customers quickly learn how to effectively use our customer service platform as well as implement customer service best practices. Courses are available online, in-person at events, and, as requested by certain customers, on-site. Zen U sessions are typically targeted at specific levels of employee seniority and product experience, such as agent essentials or administrator expert, to more effectively tailor training to intended audiences.

We maintain a separate dedicated product support team for our live chat software. In the future, we intend to integrate the separate dedicated product support team for our live chat software into our support organization.

Technology

Our technology infrastructure is designed to provide an available and scalable multi-tenant cloud-based platform with industry-standard security measures. We utilize industry leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtualization to maximize utilization where appropriate. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage industry-standard security and monitoring tools to ensure performance across our network.

The architecture and deployment of our customer service platform are described and guided by the key characteristics below:

•	Reliability. Our customers are highly dependent on our customer service platform, which is designed to be available 24 hours a day, 365 days a year. Servers and software components are replicated to ensure fault-tolerance and high availability. Customer data is backed up and is stored in remote data centers. We regularly report to customers on platform availability and technical operations matters through our website and social media alerts.

•	Scalability. Our application infrastructure is highly scalable and regularly processes more than 100 million data driven requests that each require the processing of specific data, on a daily basis.

•	Security. Our platform hosts a large quantity of customer data. We maintain a comprehensive security program designed to help safeguard the security and integrity of our customers’ data, which includes both organizational and technical measures such as perimeter security, industry standard intrusion detection systems, security protocols, and authentication of customers and employees prior to accessing our platform, and testing of each released update before deployment. We regularly review our security program. In addition, we regularly obtain third-party security audits and examinations of our technical operations and practices covering data security, including a Statement on Standard Attestation Engagement No. 16 (SSAE16), Service Organization Controls #2 (SOC 2) Type I Attestation. Notwithstanding our security measures, our customer service platform is subject to the risk of security breaches as a result of third-party action, employee error, malfeasance, or other factors. Any such security breach could result in the loss or compromise of customer data and significant potential liability. Techniques used to sabotage and compromise cloud-based applications such as our platform change frequently and we may be unable to anticipate these techniques or to implement adequate preventative measures.

We originally utilized third-party managed hosting facilities located in the United States exclusively for hosting our customer service platform. Beginning in 2012, we added use of self-managed colocation data centers in which we manage our own network equipment and systems. We currently operate out of two such facilities located in Sacramento, California and Dublin, Ireland. We intend to expand our operations in these and other self-managed colocation data centers over time, although in certain markets we may elect to not pursue this self-managed colocation strategy depending on individual market dynamics. Certain of our customers, as well as backup and certain attachment data will continue to be hosted at third-party managed hosting facilities in the United States and Europe for the foreseeable future.

Our self-managed and third-party managed hosting facilities utilized for our customer service platform provide both physical security measures, including year-round manned security, biometric access controls and video surveillance systems, and systems security measures, including firewalls, environmental controls, and redundant power and Internet connectivity. These facilities have SSAE16 or ISO 27001 attestations or equivalent certifications with respect to service availability and information security management.

For our live chat software, we utilize managed hosting facilities located in Orlando, Florida and collect data through leased servers in managed hosting facilities located in North America, Europe, and Asia. In the future, we intend to consolidate hosting of our live chat software into our self-managed colocation data centers and conform the live chat software to the technical and other operational and security measures applicable to our customer service platform.

Research and Development

Our research and development organization is responsible for the development, design, and testing of all aspects of our customer service platform. We invest heavily in these efforts to continuously improve and innovate our customer service platform. In addition to our hosted software solution, we have developed a multi-functional API that we utilize to build our platform as well as facilitate integrations with third-party applications.

Our global research and development team is based in San Francisco, California; Copenhagen, Denmark; Melbourne, Australia; and Dublin, Ireland. To foster rapid innovation, our team is further apportioned into smaller, agile development teams. Research and development for our live chat software is primarily managed by Zopim in Singapore.

We deploy new features, functionality, and technologies for our customer service platform through weekly software releases or updates in order to minimize disruption and provide for constant improvement.

To create a roadmap that meets our customers’ needs, we emphasize collaboration during the development process. Customers provide input through feedback forums, dialogue with our product support team, and feature utilization. As a result of using our customer service platform internally to support Zendesk customers, we also develop new or improved features based on our employees’ feedback.

As of March 31, 2014, we had 157 employees in our research and development organization. Our research and development expenses were $14.8 million and $15.3 million for the years ended December 31, 2012 and 2013, respectively, and $3.3 million and $5.2 million for the three months ended March 31, 2013 and 2014, respectively.

Competition

There are a number of established and emerging competitors in the broader customer service software market. This market is fragmented, rapidly evolving, and highly competitive, with relatively low barriers to entry in some segments. We consider the principal competitive differentiators in our market to include:

•	Ease-of-deployment and use;

•	Enablement of customer communications across channels;

•	Powerful self-service options;

•	Data analytics and performance recommendations;

•	Mobile and multi-device capabilities;

•	Proactive outreach tools;

•	Complete customer profiles;

•	Customization and integration with third-party applications;

•	Brand recognition and thought leadership; and

•	Total cost of ownership for the customer (including software updates, ongoing maintenance, and consultant fees).

While we believe that we successfully compete with respect to these dynamics, given the large number, disparate sizes and varying areas of focus of other customer service software companies with which we compete, we may not always compare favorably with respect to some or all of the foregoing factors.

For small to medium-sized organizations, we often compete with general use computer applications and other tools that organizations have adapted for customer service, including shared accounts for email communication, phone banks for voice communication, and pen and paper, text editors, and spreadsheets for tracking and management. For larger organizations, we compete with custom software systems and large enterprise software vendors, including salesforce.com, Inc., Oracle Corporation, and Microsoft Corporation. In addition, we compete with a number of smaller SaaS providers with focused customer service applications, including desk.com (a salesforce.com service), Kayako Helpdesk Pvt. Ltd., Freshdesk, Inc., Brightwurks, Inc. (Help Scout), SupportBee, Inc., and Tenmiles Technologies Pvt. Ltd. (Happy Fox). Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our customer service platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

In order to maintain and improve our competitive position in the market, we remain focused in our development, operations, and sales and marketing efforts on evolving customer service needs of all organizations.

Intellectual Property

We rely on a combination of patent, trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business.

We have developed a patent program, and a strategy to identify, apply for, and secure patents for innovative aspects of our platform and technology. We have one issued U.S. patent and four U.S. patent applications pending. We also have five pending patent applications in jurisdictions outside of the United States. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective.

We actively pursue registration of our trademarks, logos, service marks, and domain names in the United States and in other key jurisdictions. We are the registered holder of a variety of United States and international domain names that include the term Zendesk and similar variations. We use several trademarks for our products and services, including “Zendesk,” “Zopim,” and several logos and images.

We also rely on certain intellectual property rights that we license from third parties, including under certain open source licenses. Though such third-party technologies may not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available to us.

Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf and agreeing to protect our confidential information, and all of our key employees and contractors have done so. In addition, we generally enter into confidentiality agreements with our vendors and customers. We also control and monitor access to, and distribution of our software, documentation, and other proprietary information.

Culture and Employees

As a company we are highly focused on our customers and their success. To support this focus, we highly value simplicity, agility, sincerity, as well as a sense of humor and humility often absent from enterprises that sell business software. These values guide our communication, work, and company culture and are a cornerstone of the team of employees that we have assembled and seek to develop. We are a global and diverse group of individuals that strive to balance work with play and a focus on big-scale thinking.

We believe strongly in our obligation to participate in and improve the communities where we work and live. We do this through an active program of corporate social responsibility. Since 2011, we have committed to donating an amount equivalent to our revenue from subscriptions to our Starter plan to a variety of global and local charities. In addition, since 2011, we have entered into and implemented a series of community benefits agreements, including extensive volunteer efforts, workforce development and training, financial support for critical community programs, and promotion of local arts and culture, with the local neighborhood in San Francisco where our headquarters are located. We are developing similar programs near our other offices around the world.

As of March 31, 2014, we had a total of 614 employees, including 200 employees located outside the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Regulatory Considerations

The legal environment of Internet-based businesses is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations are applied in this environment, and how they will relate to our business in particular, both in the United States and internationally, is often unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, credit card fraud, advertising, taxation, content regulation, and intellectual property ownership and infringement.

Our customers, and those with whom they communicate using our customer service platform and live chat software, upload and store customer service and other data onto our platform, generally without any restrictions imposed by us. This presents legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our platform. Both in the United States and internationally, we must monitor and comply with a host of legal concerns regarding the data stored and processed on our platform as well as the operation of our business. These laws include, without limitation, the following:

•

Data Privacy and Security Laws.    Data privacy and security with respect to the collection of PII continues to be the focus of worldwide legislation and regulation. We are subject to data privacy and security regulation by data protection authorities in countries throughout the world, by the U.S. federal government and by the states in which we conduct our business. Examples include statutes adopted by the State of California that require online services to disclose to California consumers the categories of PII collected from them and how they respond to “do not track” requests by such consumers and to report to California customers when their personal data might be disclosed to direct marketers. In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of individuals’ personal information of individuals. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations, federal laws are also under consideration that may create additional compliance obligations and penalties. In the European Union, where U.S. companies must meet specified privacy and security standards, the Data Protection Directive and data protection laws of each of the European Member countries require comprehensive information privacy and security protections for consumers with respect to PII collected about them. With respect to our customer service platform, we certify adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and comply with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union and Switzerland, concerning U.S. companies doing business in Europe, collecting PII from European citizens, and transferring such PII to the United States Under the Safe Harbor Framework. However, it is not clear whether or for how long applicable data protection authorities in the European Union will continue to recognize such certification as a valid method of compliance with restrictions set forth in the Data Protection Directive and data protection legislation of individual member states restricting the transfer of data outside of the European Economic Area. We post on our website our privacy policies and practices concerning the processing, use and disclosure of PII. Our publication of our U.S.-EU Safe Harbor certification, our privacy policy, and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to deceptive or misrepresentative of our practices. Since our live chat software is provided by Zopim, a company organized under the laws of Singapore, certification to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU and U.S.-Swiss Safe Harbor Frameworks with respect to our live chat software is not available (to the extent such safe harbor processes are still in force). As a result, the use of our live chat software by our EU-based customers may impose additional obligations on such customers to obtain consent from data subjects to transfer PII outside of the European Union.

Certain laws and regulations that protect the collection, use and disclosure of particular types of data may hinder our ability to provide services to customers and potential customers subjected to such laws. For example, rules under the Health Insurance Portability and Accountability Act of 1996 governing the collection, use and disclosure of certain health information impose specific data protection obligations on any organization providing services covered organizations. As another example, the Gramm-Leach-Bliley Act of 1999 imposes specific obligations on companies that process certain financial data on behalf of covered entities. We do not currently certify that our customer service platform or live chat software complies with these regulations. In order to compete in such highly regulated markets we will have to invest in additional resources, establish processes, and introduce additional measures to satisfy regulatory requirements applicable to companies serving such covered entities.

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Copyrights.    U.S. and international copyright and trademark laws protect the rights of third parties from infringement of their intellectual property. Our customers and those with whom they communicate on our customer service platform can generally use our customer service platform to upload and present a wide variety of content. We maintain an active copyright infringement policy and respond to takedown requests by third-party intellectual property right owners that might result from content uploaded to our customer service platform. As our business expands to other countries, we must also respond to regional and country-specific intellectual property considerations, including takedown and cease-and-desist notices in foreign languages, and we must build infrastructure to support these processes. The Digital Millennium Copyright Act, or DMCA, also applies to our business. This statute provides relief for claims of circumvention of copyright-protected technologies but includes a safe harbor that is intended to reduce the liability of online service providers for listing or linking to third-party websites or hosting content that infringes copyrights of others. The copyright infringement policies that we have implemented for our customer service platform and live chat software are intended to satisfy the DMCA safe harbor.

Geographic Information

For a description of our revenue and long-lived assets by geographic location, see Note 12 of the Notes to our Consolidated Financial Statements included elsewhere in this prospectus.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Facilities

Our corporate headquarters are located in San Francisco, California. We operate in San Francisco under two leases for approximately 72,900 and 34,900 square feet of space, respectively, and a sublease for approximately 8,900 square feet of space. These leases expire in August 2022, October 2019, and October 2014, respectively.

We also lease office space in Madison, Wisconsin, Denmark, Japan, the United Kingdom, Ireland, Australia, the Philippines, and Singapore. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

MANAGEMENT

Executive Officers, Directors, and Key Employees

The following table provides information regarding our executive officers, directors, and key employees as of March 31, 2014:

Name	Age	Position
Executive Officers:
Mikkel Svane	43	Chair of the Board of Directors and Chief Executive Officer
Alan Black	53	Senior Vice President and Chief Financial Officer
Marcus Bragg	39	Senior Vice President, Worldwide Sales and Customer Success
John Geschke	43	Senior Vice President, General Counsel, and Secretary
William Macaitis	39	Chief Marketing Officer
Adrian McDermott	45	Senior Vice President, Product Development
Anne Raimondi	42	Vice President, People Operations

Non-Employee Directors:
Peter Fenton (2)	41	Director
Caryn Marooney (2)	46	Director
Elizabeth Nelson (1)	53	Director
Dana Stalder (1)(3)	45	Director
Michelle Wilson (1)(3)	51	Director
Devdutt Yellurkar (2)(3)	54	Director

Key Employees:
Alexander Aghassipour	46	Chief Product Officer
Toke Nygaard	40	Chief Creative Officer
Morten Primdahl	41	Chief Technology Officer
Rick Rigoli	51	Executive Vice President

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Mikkel Svane.    Mr. Svane co-founded Zendesk and has served as our Chief Executive Officer since August 2007 and as a member of our board of directors since August 2007. He was appointed Chair of our board of directors in January 2014. Prior to founding Zendesk, Mr. Svane founded and served as the Chief Executive Officer of Caput A/S, a software company, and served as a technology consultant. Mr. Svane holds an A.P. in marketing management from Arhus Kobmandsskole.

We believe that Mr. Svane is qualified to serve as a member of our board of directors because of his operational and historical expertise gained from serving as our Chief Executive Officer. As one of our founders and the longest serving member of our board of directors, we also value his deep understanding of our business as it has evolved over time.

Alan Black.    Mr. Black has served as our Senior Vice President and Chief Financial Officer since November 2011. From February 2005 to November 2011, Mr. Black served as the Chief Executive Officer of Intelliden Inc., a software company (which was acquired by IBM in January 2010). Mr. Black holds a Bachelor of Commerce, and a Graduate Diploma in public accountancy, from McGill University.

Marcus Bragg.    Mr. Bragg has served as our Senior Vice President, Worldwide Sales and Customer Success since August 2013. From June 2012 to February 2013, Mr. Bragg served as the Group Vice President, Customer Experience and Customer Relationship Management at Oracle Corporation, an enterprise software company. Mr. Bragg served as Senior Vice President, Global Sales & Client Success from October 2010 to June 2012 and as Vice President and General Manager, Americas, from September 2008 to October 2010 at RightNow Technologies, Inc. a software company.

John Geschke.    Mr. Geschke has served as our Senior Vice President since November 2012 and as our General Counsel and Secretary since July 2012. From April 2010 to June 2012, Mr. Geschke served as General Counsel of Norwest Venture Partners, a venture capital firm. From March 1996 to April 1998 and from May 1999 to March 2010, Mr. Geschke practiced law at Cooley LLP, a law firm. Mr. Geschke currently serves on the board of directors of Zulily, Inc., an Internet retailer. Mr. Geschke holds an A.B. from Princeton University with a concentration in the Woodrow Wilson School of Public and International Affairs and a J.D. from Stanford University.

William Macaitis.    Mr. Macaitis has served as our Chief Marketing Officer since August 2012. From December 2008 to August 2012, Mr. Macaitis served as Senior Vice President, Online Marketing and Operations at salesforce.com, Inc., a software company. Mr. Macaitis holds a B.S. in business administration from the University of Illinois at Champaign Urbana.

Adrian McDermott.    Mr. McDermott has served as our Senior Vice President, Product Development since July 2010. From July 2007 to July 2010, Mr. McDermott served as the Chief Technology Officer of Attributor Corporation, a software company. Mr. McDermott holds a B.Sc. in computer science from De Montfort University.

Anne Raimondi.    Ms. Raimondi has served as our Vice President, People Operations since August 2013. From November 2012 to August 2013, Ms. Raimondi served as the Chief Revenue Officer at TaskRabbit, Inc., a provider of an online services marketplace. From May 2012 to November 2012, Ms. Raimondi served as the Chief Executive Officer of One Jackson, Inc., an apparel company. From May 2010 to April 2012, Ms. Raimondi served as Vice President, Marketing at SurveyMonkey Inc., a software company. From September 2007 to June 2010, Ms. Raimondi served as the Vice President of Business Talent Group, a consulting company. Ms. Raimondi holds a B.A. in economics and sociology from Stanford University and an M.B.A. from Stanford University.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Non-Employee Directors

Peter Fenton.    Mr. Fenton has served as a member of our board of directors since July 2009. Since September 2006, Mr. Fenton has served as a General Partner of Benchmark, a venture capital firm. From October 1999 to May 2006, Mr. Fenton served as a Managing Partner at Accel Partners, a venture capital firm. Mr. Fenton currently serves on the boards of directors of Yelp Inc., a local directory and user review service, Twitter, Inc. a social networking service, and a number of privately-held companies. Mr. Fenton holds a B.A. in philosophy and an M.B.A. from Stanford University.

Mr. Fenton was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Caryn Marooney.    Ms. Marooney has served as a member of our board of directors since January 2014. Since May 2011, Ms. Marooney has served in various roles at Facebook, Inc., a social networking service, currently serving as the company’s Vice President of Technology Communications. From June 1997 to March 2011, Ms. Marooney served in various roles, including President and Chief Executive Officer, of The OutCast Agency, a public relations firm. Ms. Marooney holds a B.S. in labor relations from Cornell University.

Ms. Marooney was selected to serve on our board of directors because of her prior executive experience and her experience advising technology companies.

Elizabeth Nelson.    Ms. Nelson has served as a member of our board of directors since July 2013. Ms. Nelson currently serves on the boards of Nokia, a mobile technology and telecommunications company, Brightcove Inc., an online video platform, Pandora Media, Inc., an online music platform, and several privately-held companies. From 1996 to 2005, Ms. Nelson served as the Executive Vice President and Chief Financial Officer at Macromedia, Inc., where she also served as a director from January 2005 to December 2005. Ms. Nelson’s public company board service includes serving as a director of Ancestry.com, an online family history company, from 2009 to 2012, of SuccessFactors Inc., a provider of human resources solutions, from 2007 to 2012, of Autodesk Inc., a design software company, from 2007 to 2010, and of CNET Networks, Inc., an Internet media company, from 2003 to 2008. Ms. Nelson holds a B.S.F.S. in foreign service from Georgetown University and an M.B.A. in finance with distinction from the Wharton School at the University of Pennsylvania.

Ms. Nelson was selected to serve on our board of directors due to her financial, accounting, and operational expertise from prior experience as an executive and director for public and private technology companies.

Dana Stalder.    Mr. Stalder has served as a member of our board of directors since November 2010. Mr. Stalder has been a General Partner of Matrix Partners, a venture capital firm, since August 2008. From December 2001 to August 2008, Mr. Stalder served in various executive roles, including Senior Vice President of PayPal Products Sales and Marketing at eBay, Inc., an online marketplace company. Previously, he was the Chief Financial Officer and Vice President of Business Development of Respond.com, Vice President of Finance and Operations at Netscape Communication Corporation and an associate and manager at Ernst & Young LLP. Mr. Stalder currently serves on the boards of directors of QuinStreet, Inc., an online marketing company, and a number of privately-held companies. He holds a B.S. in commerce from Santa Clara University.

Mr. Stalder was selected to serve on our board of directors because of his significant operational experience as an executive and his deep knowledge of finance and financial reporting which is important to our board directors’ oversight of strategy, operations, risk management, and financial reporting.

Michelle Wilson.    Ms. Wilson has served as a member of our board of directors since January 2014. From July 2003 to September 2012, Ms. Wilson served as Senior Vice President, General Counsel and Secretary of Amazon.com, Inc., an Internet retail company. Ms. Wilson holds a B.A. in business administration from the University of Washington and a J.D. from the University of Chicago.

Ms. Wilson was selected to serve on our board of directors because of her significant experience as an executive in the technology industry.

Devdutt Yellurkar.    Mr. Yellurkar has served on our board of directors since April 2009. Mr. Yellurkar has been with Charles River Ventures, a venture capital firm, since April 2008 and is a

General Partner. Prior to Charles River Ventures, Mr. Yellurkar was the co-founder and Chief Executive Officer of Yantra, a software company. Previously, Mr. Yellurkar was Senior Vice President, Sales and Marketing at Infosys, a global technology services company. Mr. Yellurkar currently serves on the board of several private companies. Mr. Yellurkar holds a B.S. in statistics from Fergusson College.

Mr. Yellurkar was selected to serve on our board of directors because of the breadth of knowledge and valuable insights regarding our business that he has gained from his extensive operational and investment experience in the information technology and SaaS industries.

Key Employees

Alexander Aghassipour.    Mr. Aghassipour co-founded Zendesk and has served as our Chief Product Officer since August 2007. Mr. Aghassipour holds Bachelors in electrical engineering from Danmarks Ingeniørakademi and a Masters in information technology from the Technical University of Denmark.

Toke Nygaard.    Mr. Nygaard has served as our Chief Creative Officer since November 2011. From January 2002 to September 2011, Mr. Nygaard was the Founder and Creative Director at Cuban Council, a digital design company.

Morten Primdahl.    Mr. Primdahl co-founded Zendesk and has served as our Chief Technology Officer since August 2007. Mr. Primdahl holds a Bachelors in chemical engineering from the Technical University of Denmark and a Masters, Sci. IT. in computer science and information technology from the IT University of Copenhagen.

Rick Rigoli.    Mr. Rigoli has served as our Executive Vice President since November 2011. From March 2009 to November 2011, he served as our Chief Financial Officer. From July 2006 to December 2008, Mr. Rigoli served as Chief Financial Officer of Brix Networks, Inc., a network technology company. Mr. Rigoli has a B.A. in economics and accounting from the College of the Holy Cross.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering. Our board of directors will consist of seven directors, six of whom will qualify as “independent” under the listing standards of the New York Stock Exchange.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, upon the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Marooney and Mr. Yellurkar, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be Messrs. Fenton and Stalder, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Ms. Nelson, Mr. Svane, and Ms. Wilson, and their terms will expire at the annual meeting of stockholders to be held in 2017.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Currently, Devdutt Yellurkar serves on our board of directors as designee of entities affiliated with Charles River Ventures, Peter Fenton serves on our board of directors as designee of Benchmark Capital Partners VI, LP, and Dana Stalder serves on our board of directors as designee of Matrix IX, L.P., in each case pursuant to the provisions of a voting agreement, among us and certain of our stockholders. The voting agreement will terminate upon completion of this offering. For additional information, see “Certain Relationships and Related Party Transactions—Voting Agreement.”

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Mmes. Marooney, Nelson, and Wilson and Messrs. Fenton, Stalder, and Yellurkar do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has appointed Ms. Nelson to serve as our lead independent director. As lead independent director, Ms. Nelson will preside over periodic meetings of our independent directors, serve as a liaison between our Chair of the board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established, effective on the date of this offering, an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Effective on the date of this offering, our audit committee will consist of Mmes. Nelson and Wilson and Mr. Stalder, with Ms. Nelson serving as Chair. The composition of our audit committee meets the requirements for independence under current listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of listing standards. Ms. Nelson and Mr. Stalder are each an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective on the date of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. In accordance with and pursuant to Section 10A(i)(3) of the Exchange Act, our board of directors has delegated to Ms. Nelson the authority to pre-approve any auditing and permissible non-auditing services to be performed by our registered independent public accounting firm, provided that all such decisions to pre-approve an activity are presented to the full audit committee at its first meeting following any such decision.

Compensation Committee

Effective on the date of this offering, our compensation committee will consist of Ms. Marooney and Messrs. Fenton and Yellurkar, with Mr. Fenton serving as Chair. The composition of our compensation committee meets the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves or makes recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective on the date of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Effective on the date of this offering, our nominating and corporate governance committee will consist of Ms. Wilson and Messrs. Stalder and Yellurkar, with Ms. Wilson serving as Chair. The composition of our nominating and corporate governance committee meets the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review and assess the adequacy of our corporate governance guidelines and recommend any proposed changes to our board of directors; and

•	evaluate the performance of our board of directors and of individual directors.

The nominating and corporate governance committee will operate under a written charter, to be effective on the date of this offering that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Peter Fenton and Devdutt Yellurkar, members of our compensation committee, are affiliated with Benchmark Capital Partners VI, L.P. and entities affiliated with Charles River Ventures, respectively. In September 2012, we sold shares of our Series D redeemable convertible preferred stock to Benchmark Capital Partners VI, L.P. and entities affiliated with Charles River Ventures. All purchasers of our Series D redeemable convertible preferred stock, including Benchmark Capital Partners VI, L.P. and entities affiliated with Charles River Ventures, are parties to our investors’ rights agreement and are entitled to specified registration rights thereunder. Such purchasers are also party to a right of first refusal and co-sale agreement and a voting agreement, each of which will terminate upon the completion of this offering. In October 2012, certain holders of our capital stock, including Benchmark Capital Partners VI, L.P. and entities affiliated with Charles River Ventures, purchased shares of our capital stock from certain of our stockholders pursuant to a tender offer. We have described each of these transactions in more detail under the section captioned “Certain Relationships and Related Party Transactions.”

Non-Employee Director Compensation

Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense or make any equity awards or non-equity awards or pay any other compensation to any of our non-employee directors during the year ended December 31, 2013.

Name	Option Awards(1)	Total
Elizabeth Nelson	$684,170	$684,170

(1)	Our board of directors granted Ms. Nelson this award in connection with her appointment to our board of directors in July 2013. The amounts reported represent the aggregate grant date fair value of the stock options awarded to Ms. Nelson in fiscal 2013, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by Ms. Nelson upon exercise of the options. As of December 31, 2013, Ms. Nelson held an outstanding stock option to purchase 148,157 shares.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2013.

Director Name	Option Grant Date		Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price Per Share	Option Expiration Date
Peter Fenton	—		—	—	—	—
Elizabeth Nelson	7/17/2013	(1)	148,157	—	$6.58	7/17/2023
Dana Stalder	—		—	—	—	—
Devdutt Yellurkar	—		—	—	—	—

(1)	This option vests in 48 equal monthly increments following the date of grant, subject to continued service to us. This option is immediately exercisable and provides for full vesting acceleration in the event of a change in control.

On January 30, 2014, upon joining the board of directors, each of Ms. Marooney and Ms. Wilson received an option to purchase 162,500 shares of our common stock with an exercise price equal to $9.16 per share. These awards vest in 48 equal monthly increments following the date of grant, subject to continued service to us. These options are immediately exercisable and provide for full vesting acceleration in the event of a change in control.

Prior to this offering, we did not pay any cash compensation to our non-employee directors, nor did we have a formal policy regarding equity grants to our nonemployee directors. Directors who are also our employees receive no additional compensation for their service as a director. During 2013, Mr. Svane was an employee. See the section titled “Executive Compensation” for more information about Mr. Svane’s compensation.

In April 2014, our board of directors adopted a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the closing of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors will receive the following annual cash retainers for their service:

Position	Retainer
Board Member	$30,000
Audit Committee Chair	15,000
Compensation Committee Chair or Nominating and Corporate Governance Committee Chair	10,000
Audit Committee Member other than Chair	7,500
Compensation Committee Member other than Chair or Nominating and Corporate Governance Committee Member other than Chair	5,000

Our policy provides that, upon the closing of this offering, each non-employee director will be granted RSUs having a fair market value of $150,000 based on the closing trading price on the day before the date of grant. In addition, on the date of each annual meeting of stockholders following the closing of this offering, each non-employee continuing director will be granted an annual award of RSUs having a fair market value of $150,000. The award of RSUs granted upon the closing of this offering and upon the date of each annual meeting of stockholders will fully vest on the anniversary of the grant date, in each case, subject to continued service as a director through the vesting date. In addition, such awards are subject to full accelerated vesting upon the sale of the Company. Messrs. Fenton, Stalder, and Yellurkar have agreed to waive their annual cash retainers and RSU grants for the year ended December 31, 2014.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized below.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. The compensation provided to our named executive officers for 2013 is detailed in the 2013 Summary Compensation Table and accompanying footnotes and narrative that follows this section.

Our named executive officers in 2013 were:

•	Mikkel Svane, our Chief Executive Officer, or CEO, and co-founder;

•	Alan Black, our Senior Vice President and Chief Financial Officer;

•	Marcus Bragg, our Senior Vice President, Worldwide Sales and Customer Success; and

•	Adrian McDermott, our Senior Vice President, Product Development.

2013 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our principal executive officer during fiscal 2013, and our other named executive officers who were serving as executive officers as of December 31, 2013.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	Bonus ($)(2)	Total ($)
Mikkel Svane Chief Executive Officer	2013	200,000		—	74,906	274,906
Alan Black Senior Vice President and Chief Financial Officer	2013	240,000		552,160	59,925	852,085
Marcus Bragg Senior Vice President, Worldwide Sales and Customer Success	2013	93,462	(3)	2,648,385	167,000	2,908,847
Adrian McDermott Senior Vice President, Product Development	2013	240,000		1,577,600	39,950	1,857,550

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officer in fiscal 2013, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the options.
(2)	The amounts reported represent discretionary bonuses paid to each named executive officer. The amount reported for Mr. Bragg represents a $100,000 signing bonus, as well as his fiscal 2013 bonus at target, pro-rated based on his hire date. The material terms of the bonus payments are described in the section titled “—2013 Bonus Payments” below.
(3)	Mr. Bragg’s salary was pro-rated based on his hire date.

2013 Bonus Payments

With the exception of Mr. Bragg, whose bonus determination is described below, our executive officers, including our named executive officers, received discretionary bonuses for exemplary company performance in 2013. Payments of the discretionary bonuses were made quarterly, on the regular payroll date following the approval by the board of directors of the bonuses for the completed quarter.

In determining the amounts of the discretionary bonuses, the board of directors based its decisions partially on the company’s achievement of its monthly recurring revenue goals and, except for the discretionary bonuses paid to Mr. Svane, partially on input regarding such executive officer’s individual performance from Mr. Svane or the other most senior executive officer to whom the officer reported. The discretionary bonuses paid to Mr. Svane were based on the evaluation of Mr. Svane’s individual performance by the board of directors.

The bonuses paid to Mr. Bragg consisted of payments for the prorated portion of his annual performance bonus for 2013, which under the terms of Mr. Bragg’s offer letter was guaranteed on target for 2013, and the payment of the sign-on bonus provided under Mr. Bragg’s offer letter. The amounts and conditions of the bonuses paid to Mr. Bragg in 2013 are described below under this section titled “Offer Letters.”

Executive Cash Incentive Bonus Plan

In April 2014, our board of directors, upon the recommendation of our compensation committee, adopted the Executive Cash Incentive Bonus Plan, or the Bonus Plan, which will govern the cash incentive bonuses for certain of our eligible executives, including our named executive officers. The Bonus Plan provides for bonus payments based upon the attainment of performance targets, or the Performance Goals, established by the compensation committee and related to financial and operational measures or objectives with respect to the company, as well as individual performance objectives.

The Performance Goals from which the compensation committee may select include the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings, expansion, or renewals; sales or market share; number of customers, number of new customers, or customer references; or operating income or net annual or monthly recurring revenue (any of which may be measured in absolute terms or compared to any incremental increase, measured in terms of growth, compared to another company or companies or to results of a peer group, measured against the market as a whole or as compared to applicable market indices, measured on a pre-tax or post-tax basis or applied to the performance of a business unit, segment, product line, or specific market, or the entire company).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and to adjust bonuses (by increasing or decreasing the amount payable) based on an executive officer’s attainment of individual performance objectives.

Outstanding Equity Awards at Fiscal 2013 Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers at the end of fiscal 2013:

	Option Awards(1)						Stock Awards(2)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That have Not Vested as of December 31, 2013 ($)(3)
Mikkel Svane	—		—	—	—	—	—	—
Alan Black	11/9/2011	(4)(5)	—	—	—	—	437,500	4,007,500
	4/23/2013	(5)(6)(7)	87,500	—	6.24	5/3/2023	58,333	534,335
Marcus Bragg	8/30/2013	(8)	705,000	—	6.58	9/3/2023	—	—
Adrian McDermott	7/26/2010	(9)	570,000	116,666	0.11	9/9/2020	—	—
	9/8/2011	(9)	—	—	0.61	9/8/2021	35,000	320,600
	4/23/2013	(7)(9)(10)	500,000	—	6.24	5/3/2023	—	—

(1)	Each stock option was granted pursuant to our 2009 Stock Option and Grant Plan. Unless otherwise described in the footnotes below, the stock options are not immediately exercisable. Unless otherwise described in the footnotes below, the shares of common stock subject to such stock options will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.
(2)	Each stock award was granted pursuant to our 2009 Stock Option and Grant Plan. Unless specified otherwise, each stock award vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.
(3)	Amounts calculated in accordance with ASC Topic 718 using a per share fair market value as of December 31, 2013 of $9.16.
(4)	The stock award vests over a five-year period, with 20% vested upon completion of one year of service measured from the vesting commencement date, and the balance vesting in 48 successive equal monthly installments upon the completion of each additional month of service thereafter.
(5)	The equity award has full vesting acceleration in the event that there is a change in control of our company and Mr. Black does not retain his current position in the combined ongoing company.
(6)	The stock option vests monthly over a four-year period, with 2.0833% vesting each month commencing on the first month anniversary of the vesting commencement date. The stock option was granted with respect to 175,000 shares. Mr. Black exercised the option with respect to 87,500 shares, of which 58,334 shares remain unvested as of December 31, 2013.
(7)	The stock option is subject to an early exercise provision, pursuant to which it is fully exercisable upon grant, with the shares received upon exercise subject to vesting in accordance with the vesting schedule applicable to the option.
(8)	The stock option has full vesting acceleration in the event that Mr. Bragg’s employment is terminated without cause or resigns for good reason within 12 months following a change in control of our company.
(9)	The equity award has vesting acceleration as to 50% of the unvested equity award in the event that there is a change in control of our company and Mr. McDermott does not retain his current position in the combined ongoing company.
(10)	The stock option vests monthly over a five-year period, with 1.66667% vesting each month commencing on the one month anniversary of the vesting commencement date.

In February 2014, our board of directors granted Messrs. Svane, Black, and McDermott options to purchase 2,150,000, 125,000, and 250,000 shares of our common stock, respectively, with an exercise price equal to $9.52 per share. These awards vest in 60 equal monthly increments following the date of grant. The awards granted to Messrs. Black and McDermott are immediately exercisable and subject to acceleration provisions consistent with their other outstanding equity awards as described below under “—Executive Employment Arrangements and Potential Payments upon Termination or Change of Control—Equity Awards.” The award granted to Mr. Svane will accelerate in full in the event Mr. Svane’s employment with us is terminated without “cause” or by Mr. Svane for “good reason” at any time during the period that ends 12 months following the consummation date of a change of control of the company.

Executive Employment Arrangements and Potential Payments upon Termination or

Change of Control

Offer Letters

Alan Black

On October 28, 2011, we entered into an offer letter with Mr. Black for the position of Chief Financial Officer. The offer letter provides for his at-will employment and sets forth his initial base salary, initial equity award, and eligibility for the company’s benefit plans generally.

Marcus Bragg

On July 25, 2013, we entered into an offer letter with Mr. Bragg for the position of Senior Vice President, Worldwide Sales. The offer letter generally provides for his at-will employment and sets forth his initial base salary, initial equity award, annual performance bonus eligibility, and eligibility for the company’s benefit plans generally. For 2013, Mr. Bragg’s offer letter provides that his performance bonus will be prorated for his partial year of employment, but will be guaranteed on target. Mr. Bragg’s annual performance bonus target for 2013 was $200,000. Mr. Bragg’s offer letter also provides him with a signing bonus of $100,000, which will be deemed earned over the first 12 months of Mr. Bragg’s employment with us. If Mr. Bragg’s employment is terminated for any reason other than by us without “cause” or by him for “good reason” (as each such term is defined in Mr. Bragg’s offer letter) prior to the 12-month anniversary of the commencement of his employment, he shall be obligated to repay a portion of his signing bonus based on the number of months or partial months remaining until such 12-month anniversary. Mr. Bragg’s offer letter also provides that, in the event his employment is terminated by us or any successor without cause or he resigns for good reason, he will be entitled to six months’ salary and benefits continuation.

Adrian McDermott

On June 16, 2010, we entered into an offer letter with Mr. McDermott for the position of Vice President of Engineering. The offer letter generally provides for his at-will employment and sets forth his initial base salary, initial equity award and eligibility for the company’s benefit plans generally. In addition, Mr. McDermott’s offer letter provided him with a $100,000 signing bonus, which was subject to repayment in the event his employment terminated prior to the 12-month anniversary of his start date.

In addition, these offer letters and certain equity award agreements with our named executive officers provide for equity acceleration, as described below.

Equity Awards

Alan Black

In the event of a change in control of the company in which Mr. Black does not retain his current position in the combined ongoing company, 100% of the unvested equity subject to the outstanding equity awards of Mr. Black will be accelerated.

Marcus Bragg

In the event of a termination of employment by us without “cause” or by Mr. Bragg for “good reason” at any time during the period that ends 12 months following the consummation date of a change in control of the company, 100% of the unvested equity subject to the outstanding equity awards of Mr. Bragg will be accelerated.

Adrian McDermott

In the event of a change in control of the company in which Mr. McDermott does not retain his current position in the combined ongoing company, 50% of the unvested equity subject to the outstanding equity awards of Mr. McDermott will be accelerated.

Employee Benefit and Stock Plans

2014 Stock Option and Incentive Plan

Our 2014 Stock Option and Incentive Plan, or our 2014 Plan, was adopted by our board of directors in February 2014 and approved by our stockholders in April 2014 and will become effective immediately prior to the time that the registration statement of which this prospectus is part is declared effective by the SEC. The 2014 Plan will replace the 2009 Stock Option and Grant Plan as our board of directors has determined not to make additional awards under that plan following the consummation of our initial public offering. The 2014 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved 7,500,000 shares of our common stock for the issuance of awards under the 2014 Plan, plus the shares of common stock remaining available for issuance under our 2009 Stock Option and Grant Plan. The 2014 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2015, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Plan and the 2009 Stock Option and Grant Plan will be added back to the shares of common stock available for issuance under the 2014 Plan.

Stock options and stock appreciation rights with respect to no more than 5,000,000 shares of common stock may be granted to any one individual in any one calendar year. The maximum number of shares that may be issued as incentive stock options in any one calendar year period may not exceed 7,500,000 cumulatively increased on January 1, 2015 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares as of the immediately preceding December 31, or 7,500,000 shares.

The 2014 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan. Persons eligible to participate in the 2014 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2014 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2014 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2014 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance share awards or cash-based awards under the 2014 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any one calendar year period is 10,000,000 shares of common stock with respect to a share-based award and $5.0 million with respect to a cash-based award.

The 2014 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2014 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2014 Plan. To the extent that awards granted under the 2014 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2014 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2014 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan require the approval of our stockholders.

No awards may be granted under the 2014 Plan after the date that is ten years from the date of stockholder approval of the 2014 Plan. No awards under the 2014 Plan have been made prior to the date hereof.

2014 Employee Stock Purchase Plan

In February 2014, our board of directors adopted the Employee Stock Purchase Plan, or the ESPP, and our stockholders approved the ESPP in April 2014. The ESPP initially reserves and authorizes the issuance of up to a total of 3,625,000 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least 30 days are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the date that is approximately eighteen months following such date. Each eligible employee as of the date of the closing of the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form within 90 days after the commencement of the first offering. Subsequent offerings will usually begin every six months and will continue for eighteen-month periods, referred to as offering periods. Each offering period will consist of three approximately six-month equal purchase periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than 1,500 shares of common stock may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time, but shall automatically terminate on the ten year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments require the approval of our stockholders.

2009 Stock Option and Grant Plan

Our board of directors adopted, and our stockholders approved, our 2009 Stock Option and Grant Plan in July 2009. Our 2009 Stock Option and Grant Plan was most recently amended in May 2013. Our 2009 Stock Option and Grant Plan allows for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options and restricted stock, unrestricted stock, and restricted stock units awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.

Authorized Shares.    Our 2009 Stock Option and Grant Plan will be terminated in connection with this offering, and accordingly, no shares will be available for future issuance under the 2009 Stock Option and Grant Plan following the closing of this offering. Our 2009 Stock Option and Grant Plan will continue to govern outstanding awards granted thereunder. As of March 31, 2014, options to purchase 14,665,486 shares of our common stock remained outstanding under our 2009 Stock Option and Grant Plan at a weighted-average exercise price of approximately $5.19 per share and RSUs covering 2,656,871 shares of our common stock remained outstanding under our 2009 Stock Option and Grant Plan at a weighted-average grant date fair value of approximately $9.73 per share.

Plan Administration.    Our board of directors currently administers our 2009 Stock Option and Grant Plan. Subject to the provisions of our 2009 Stock Option and Grant Plan, the administrator has the power to interpret and administer our 2009 Stock Option and Grant Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2009 Stock Option and Grant Plan. The administrator may, at any time, authorize the issuance of new awards in exchange for the surrender and cancellation of any or all outstanding awards with the consent of a participant under certain circumstances.

Options.    Stock options may be granted under our 2009 Stock Option and Grant Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for 90 days after termination. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon the date of the optionee’s termination.

Restricted Stock.    Restricted stock may be granted under our 2009 Stock Option and Grant Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Unrestricted Stock.    Unrestricted stock may be granted under our 2009 Stock Option and Grant Plan. Unrestricted stock awards may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

RSUs.    RSUs may be granted under our 2009 Stock Option and Grant Plan. An RSU is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. The administrator determines the terms and conditions of RSUs, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment.

Transferability or Assignability of Awards.    Our 2009 Stock Option and Grant Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the administrator, by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or stockholders.

The 2009 Stock Option and Grant Plan provides that upon the effectiveness of a “sale event,” as defined in the 2009 Stock Option and Grant Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2009 Stock Option and Grant Plan. To the extent that awards granted under the 2009 Stock Option and Grant Plan are not assumed or continued or substituted by the successor entity, all options and all other unvested awards granted under the 2009 Stock Option and Grant Plan shall terminate. In the event of such termination, individuals holding options will be permitted to exercise such options (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2009 Stock Option and Grant Plan upon a sale event, we may make or provide for a cash payment equal to (A) in the case of vested and exercisable options, the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options and (B) in the case of restricted stock and restricted stock unit awards, the per share cash consideration payable to stockholders in the sale event multiplied by the number of shares of stock subject to such stock awards (payable at the time of the sale event or upon the later vesting of the awards).

Our board of directors has determined not to grant any further awards under the 2009 Stock Option and Grant Plan after the completion of the offering. Following the consummation of our initial public offering, we expect to make future awards under the 2014 Plan.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series D Redeemable Convertible Preferred Stock Financing

In September 2012, we sold an aggregate of 8,582,021 shares of our Series D redeemable convertible preferred stock at a purchase price of approximately $5.24 per share for an aggregate purchase price of approximately $45.0 million. Shares of our Series D redeemable convertible preferred stock are convertible into common stock on a one-for-two basis.

All purchasers of our Series D redeemable convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

The following table summarizes the Series D redeemable convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Charles River Ventures(1)	302,895	$1,588,236
Benchmark Capital Partners VI, L.P.(2)	100,965	529,412
Matrix Partners IX, L.P.(3)	96,159	504,212

(1)	Consists of shares purchased by Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP. Devdutt Yellurkar, a member of our board of directors, is a managing member of Charles River XIII GP, LLC, the ultimate general partner of Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP, and, therefore, may be deemed to hold voting and dispositive power over the shares held by Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP.
(2)	Peter Fenton, a member of our board of directors, is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P. and, therefore, may be deemed to hold voting and dispositive power over the shares held by Benchmark Capital Partners VI, L.P.
(3)	The shares were purchased by Matrix Partners IX, L.P., or Matrix IX. Matrix IX Management Co. L.L.C. is the sole general partner of Matrix IX. Dana Stalder, a member of our board of directors, is a Managing Member of Matrix IX Management Co., L.L.C. and in such capacity has sole voting and dispositive power with respect to the shares held by Matrix IX.

2012 Third-Party Tender Offer

In September 2012, we entered into a letter agreement with certain holders of our capital stock, including entities affiliated with Charles River Ventures, Benchmark, and Matrix Partners, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such parties proposed to commence. In October 2012, these holders commenced a tender offer to purchase shares of our capital stock from certain of our stockholders. Messrs. Svane, McDermott, and Aghassipour, each of whom is one of our directors or executive officers or a holder of more than 5% of our outstanding capital stock, sold shares of our capital stock in the tender offer. An aggregate of 3,989,237 shares of our capital stock were tendered pursuant to the tender offer at a price of approximately $9.62 per share.

Investors’ Rights Agreement

On September 5, 2012, we entered into a Third Amended and Restated Investors’ Rights Agreement, which we refer to as our investors’ rights agreement, with certain holders of our outstanding redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. As of March 31, 2014, the holders of 34,323,089 shares of our common stock, including our common stock issuable in connection with the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

We are a party to a right of first refusal and co-sale agreement, which imposes restrictions on the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including persons who hold more than 5% of our outstanding capital stock and entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock of the company.

Promissory Notes with Officers

We entered into a promissory note with Alan Black, our Senior Vice President and Chief Financial Officer, in November 2011 in connection with the purchase of shares under a restricted stock award. Pursuant to this note, we loaned Mr. Black $457,000. This loan bore interest at the rate of 2.67% per annum. As of December 31, 2013, the loan was paid in full.

We entered into a promissory note with Adrian McDermott, our Senior Vice President, Product Development, in November 2011 in connection with the exercise of a stock option. Pursuant to this note, we loaned Mr. McDermott $48,800. This loan bore interest at the rate of 2.67% per annum. As of December 31, 2013, the loan was paid in full.

We entered into a promissory note with Mark Urlocker, our former Chief Operating Officer, in November 2011 in connection with the exercise of a stock option. Pursuant to this note, we loaned Mr. Urlocker $1,189,500. This loan bore interest at the rate of 2.67% per annum. As of December 31, 2013, the loan was paid in full.

Other Transactions

We have granted stock options and other equity awards to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal 2013 Year-End” and “Management—Non-Employee Director Compensation” for a description of these options and equity awards.

We have entered into arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits.

We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the closing of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the closing of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the closing of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors. In our indemnification agreements with these non-employee directors, we have agreed that our indemnification obligations will be primary to any such other indemnification arrangements.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options outstanding as of March 31, 2014 that were exercisable or exercisable within 60 days of March 31, 2014 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 59,074,030 shares of our common stock outstanding as of March 31, 2014, including 34,323,089 shares of common stock resulting from the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering, as if this conversion had occurred as of March 31, 2014. Percentage ownership of our common stock after this offering assumes our sale of                 shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zendesk, Inc., 989 Market Street, Suite 300, San Francisco, California 94103.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
Mikkel Svane (1)	6,209,266	10.1%
Alan Black (2)	1,050,000	1.8
Adrian McDermott (3)	1,483,333	2.5
Marcus Bragg (4)	705,000	1.2
Peter Fenton (5)	10,728,967	18.2
Caryn Marooney (6)	162,500	*
Elizabeth Nelson (7)	193,749	*
Dana Stalder (8)	5,049,641	8.5
Michelle Wilson	162,500	*
Devdutt Yellurkar (9)	14,080,564	23.8
All directors and executive officers as a group (13 persons) (10)	41,520,520	63.4
Other 5% or Greater Stockholders:
Entities associated with Charles River Ventures (11)	14,080,565	23.8
Benchmark Capital Partners VI, LP (12)	10,728,967	18.2
Matrix Partners IX, L.P. (13)	5,040,405	8.5
Alexander Aghassipour (14)	4,650,696	7.9

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Consists of 4,059,266 shares held of record and (ii) 2,150,000 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(2)	Consists of (i) 837,500 shares held of record, (ii) 100,000 shares held by the Black 2013 Family Heritage Trust, in which Mr. Black shares voting and dispositive power, (iii) 100,000 shares held by the Black 2014 Family Heritage Trust, in which Linda Black, Alan Black’s wife, shares voting and dispositive power, and (iv) 212,500 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(3)	Consists of (i) 80,000 shares held of record and (ii) 1,403,333 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(4)	Consists of 705,000 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(5)	Consists of the shares listed in footnote 12 below which are held of record by Benchmark Capital Partners VI, L.P. Mr. Fenton is a managing member of Benchmark Capital Management Co. VI, L.L.C., the general partner of Benchmark Capital Partners VI, L.P. and, therefore, may be deemed to hold voting and dispositive power over the shares held by Benchmark Capital Partners VI, L.P.
(6)	Consists of 162,500 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(7)	Consists of (i) 121,580 shares held of record and (ii) 72,169 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.
(8)	Consists of (i) 5,040,405 shares held by Matrix Partners IX, L.P., or Matrix IX, and (ii) 9,236 shares held by Weston & Co. IX L.L.C., or Weston IX, as nominee for Dana Stalder. Mr. Stalder is a managing member of Matrix IX Management Co., L.L.C., the general partner of Matrix IX, and has sole voting and dispositive power with respect to the Matrix IX shares. Weston IX owns a total of 251,913 shares as nominee for certain beneficial owners, including Mr. Stalder. Mr. Stalder disclaims beneficial ownership of the Weston IX shares, except for the 9,236 shares held by Weston IX as nominee for Mr. Stalder. Mr. Stalder has sole voting and/or investment control over the 9,236 shares held by Weston IX as nominee for Mr. Stalder, but does not have sole or shared voting and/or investment control with respect to the other shares held by Weston IX.
(9)	Consists of the shares listed in footnote 11 below which are held of record by Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP. Mr. Yellurkar is a managing member of Charles River XIII GP, LLC, the ultimate general partner of Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP, and, therefore, may be deemed to hold voting and dispositive power over the shares held by Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP.
(10)	Consists of (i) 35,130,017 shares held of record by our current directors and executive officers and (ii) 6,390,503 shares issuable pursuant to outstanding stock options which are exercisable within 60 days of March 31, 2014.
(11)	Consists of (i) 384,423 shares held by Charles River Friends XIII-A, LP and (ii) 13,696,141 shares held by Charles River Partnership XIII, LP. Charles River XIII GP, LLC is the ultimate general partner of both Charles River Partnership XIII, LP and Charles River Friends XIII-A, LP. The Managing Members of Charles River XIII GP, LLC are Izhar Armony, Jon Auerbach, Bruce I. Sachs, William P. Tai, Devdutt Yellurkar and George Zachary, and, therefore, they may be deemed to hold voting and dispositive power with respect to the shares held by Charles River Friends XIII-A, LP and Charles River Partnership XIII, LP. The address for these entities is One Broadway, 15th Floor, Cambridge, MA 02142.
(12)	Consists of 10,728,967 shares held directly by Benchmark Capital Partners VI, L.P., or BCP VI, for itself and as nominee for Benchmark Founders’ Fund VI, L.P., or BFF VI, Benchmark Founders’ Fund VI-B, L.P., or BFF VI-B, and related individuals. Benchmark Capital Management Co. VI, L.L.C., or BCMC VI, is the general partner of each of BCP VI, BFF VI and BFF VI-B. Mr. Fenton, Alexandre Balkanski, Matthew R, Cohler, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Steven M. Spurlock, and Mitchell H. Lasky are the managing members of BCMC VI and, therefore, may be deemed to hold voting and dispositive power over the shares held by BCP VI. The address for these entities is 2965 Woodside Road, Woodside, CA 94062.
(13)	Consists of 5,040,405 shares held by Matrix Partners IX, L.P. The address for Matrix Partners IX, L.P. is 101 Main Street, 17th Floor, Cambridge, MA 02142.
(14)	Consists of (i) 4,150,696 shares held in the Alexander Aghassipour Revocable Trust, for which Mr. Aghassipour holds voting and dispositive power and (ii) 500,000 shares subject to outstanding options which are exercisable within 60 days of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and investors’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Upon the completion of this offering, our authorized capital stock will consist of 400,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share.

Assuming the (A) automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock, (B) conversion of all outstanding shares of our Series B common stock into common stock, and (C) conversion of all outstanding shares of our Series A common stock into common stock, which will occur upon the completion of this offering, as of March 31, 2014, there were 59,074,030 shares of our common stock outstanding, held by 198 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2014, we had outstanding options to purchase an aggregate of 14,665,486 shares of our common stock, with a weighted-average exercise price of $5.19, pursuant to our 2009 Stock Option and Grant Plan, which was adopted in 2009 and last amended in 2013.

RSUs

As of March 31, 2014, we had 2,656,871 shares of our common stock subject to outstanding RSUs under our 2009 Stock Option and Grant Plan. Our outstanding RSUs will generally vest upon the satisfaction of both a service condition and a performance condition. For the majority of our outstanding RSUs, the service condition will be satisfied as to 25% of such RSU upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments, subject to continued service through each such vesting date. The performance condition for the majority of our outstanding RSUs will be satisfied on the earlier of (A) the effective date of this offering and (B) the date of a change in control.

Warrant

As of March 31, 2014, we had an outstanding warrant to purchase up to 125,000 shares of our common stock, with an exercise price of $1.92 per share, which will remain outstanding after the completion of this offering. This warrant is exercisable at any time on or before June 11, 2019. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also provides for adjustments in the event of specified stock dividends, stock splits, reclassifications, and consolidations.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investors’ rights agreement. We, along with certain holders of our common stock and the holders of our redeemable convertible preferred stock are parties to the investors’ rights agreement. The registration rights set forth in the investors’ rights agreement will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of approximately 34,323,089 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 51% of these shares then outstanding can request that we register the offer and sale of their shares if the anticipated aggregate offering price of such registrable securities is in excess of $30 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

In connection with this offering, certain holders were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. After the closing of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with another public offering of such common stock the holders of up to approximately 34,323,089 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (A) a registration related to a company stock plan, (B) a registration relating to an SEC Rule 145 transaction, (C) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (D) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the closing of this offering, the holders of up to approximately 34,323,089 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $10.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers, delay or prevent changes in control of our board of directors or management team, or discourage lawsuits against our directors or officers, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors.”

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chair of our board of directors, our Chief Executive Officer or our President, therefore prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least seventy-five percent (75%) of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors that may be senior to our common stock. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•

Exclusive Jurisdiction for Certain Actions.    Our certificate of incorporation and bylaws, as amended and restated in connection with this offering, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (C) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (D) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “ZEN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2014, we will have a total of                 shares of our common stock outstanding. Of these outstanding shares, all of the                 shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements and the provisions of our investors’ rights agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2014, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriting” below, additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Stand-Off Agreements

We, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the discretion of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. When determining whether or not to release shares from these lock-up agreements, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may consider, among other factors, the reasons given by us or the securityholder, as applicable, for requesting the release, the number of shares for which the release is being requested and market conditions at such time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with stockholders, including our investors’ rights agreement and our standard form of stock option agreement, that contain certain market stand-off provisions imposing restrictions on the ability of such stockholders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our investors’ rights agreement, the holders of up to 34,323,089 shares of our common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock upon the completion of this offering), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2009 Stock Option and Grant Plan, our 2014 Plan and our ESPP. We expect to file this registration statement as promptly as possible after the closing of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Stock Options and RSUs

As of March 31, 2014, RSUs covering 2,656,871 shares of our common stock and options to purchase a total of 14,665,486 shares of common stock, each pursuant to our 2009 Stock Option and Grant Plan were outstanding, of which RSUs covering 148,236 shares have met the service condition and options to purchase 4,573,084 shares were vested and exercisable. As of March 31, 2014, no RSUs or options were outstanding or exercisable under our 2014 Plan. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the closing of this offering to register shares that may be issued pursuant to our 2009 Stock Option and Grant Plan and our 2014 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

Warrant

As of March 31, 2014, we had an outstanding warrant to purchase up to 125,000 shares of our common stock, with an exercise price of $1.92 per share, which will remain outstanding after the completion of this offering. This warrant is exercisable at any time on or before June 11, 2019.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a U.S. person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; a “passive foreign investment company”; or a U.S. expatriate.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. However, neither the term U.S. holder nor the term non-U.S. holder includes any entity or other person that is subject to special treatment under the Code. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section entitled “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Such gain generally will not be subject to U.S. federal income tax unless: (A) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (B) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (C) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (A) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (B) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (A) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate. Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

New rules in the Code may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. The legislation potentially imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (A) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (B) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (A) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States, and (B) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If an investor does not provide us with the information necessary to comply with the legislation, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, will is currently scheduled to begin July 1, 2014. The IRS has issued guidance indicating that withholding with respect to all other withholdable payments will be required after December 31, 2016. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriters have severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Pacific Crest Securities LLC
Canaccord Genuity Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the New York Stock Exchange under the symbol “ZEN.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain FINRA-related and other expenses incurred by them in connection with this offering in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(A)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(B)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43.0 million and (3) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts;

(C)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(D)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (A) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (B) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (C) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (A) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (B) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (C) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (A) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Menlo Park, California. The underwriters have been represented by Cooley LLP, San Francisco, California.

CHANGE IN ACCOUNTANTS

Our independent auditors were previously Deloitte & Touche LLP and management informed Deloitte & Touche LLP of our decision to dismiss them as our independent auditors on August 22, 2013. The decision to dismiss Deloitte & Touche LLP was approved by each of our independent directors on August 23, 2013 and ratified by our board of directors on October 22, 2013. Deloitte & Touche LLP previously audited our consolidated financial statements as of December 31, 2012 and for the year then ended. Deloitte & Touche LLP’s previously issued audit opinion with respect to our consolidated financial statements for the year ended December 31, 2012 is not included in the registration statement of which this prospectus is a part and should no longer be deemed associated with our consolidated financial statements for the year ended December 31, 2012. Deloitte & Touche LLP has not consented to the inclusion of, or reliance upon, such audit report in the registration statement of which this prospectus is a part. Deloitte & Touche LLP did not perform any audit or issue any audit reports on our consolidated financial statements for any financial reporting period subsequent to the year ended December 31, 2012.

The reports of Deloitte & Touche LLP on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. We had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte & Touche LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audit of the year ended December 31, 2012 or the subsequent interim period through August 22, 2013. During the two most recent fiscal years preceding our discharge of Deloitte & Touche LLP, and the subsequent interim period through August 22, 2013, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

On August 23, 2013, management and each of our independent directors authorized the appointment of Ernst & Young LLP as our independent registered public accounting firm. The decision to appoint Ernst & Young LLP was ratified by our board of directors on October 22, 2013. During the year ended December 31, 2012 and through the interim period ended August 23, 2013, we did not consult with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any other matter that was the subject of a disagreement as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.zendesk.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ZENDESK, INC.

Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Zendesk, Inc.

We have audited the accompanying consolidated balance sheets of Zendesk, Inc. as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zendesk, Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, CA

February 14, 2014,

except for the matters related to the reverse stock-split as described in the fourth paragraph in Note 2, as to which the date is

April 21, 2014

ZENDESK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and shares)

	As of December 31,		March 31, 2014	Pro Forma Stockholders’ Equity March 31, 2014
	2012	2013
			(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$48,688	$53,725	$50,855
Marketable securities	—	9,889	10,632
Accounts receivable, net of allowance for doubtful accounts of $173, $282, and $464 as of December 31, 2012 and 2013, and March 31, 2014 (unaudited), respectively	3,752	7,237	9,012
Prepaid expenses and other current assets	2,221	3,008	4,946

Total current assets	54,661	73,859	75,445
Marketable securities, noncurrent	—	2,225	—
Property and equipment, net	8,472	15,431	22,257
Goodwill and intangible assets, net	—	—	16,088
Other assets	925	1,221	3,372

Total assets	$64,058	$92,736	$117,162

Liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,025	$3,988	$6,718
Accrued liabilities	2,671	4,737	10,443
Accrued compensation and related benefits	2,575	4,226	5,976
Deferred revenue	14,529	28,473	33,042
Current portion of credit facility	—	365	1,754
Current portion of capital leases	337	364	285

Total current liabilities	21,137	42,153	58,218
Deferred revenue, noncurrent	601	575	407
Credit facility, noncurrent	—	23,395	25,946
Capital leases, noncurrent	374	10	—
Other liabilities	831	1,510	4,141

Total liabilities	22,943	67,643	88,712

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series A, $0.01 par value; 4,786,463 shares authorized, issued, and outstanding (aggregate liquidation value of $1,550) as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); no shares issued or outstanding, pro forma (unaudited)	1,533	1,537	1,538	$—
Redeemable convertible preferred stock, Series B, $0.01 par value; 6,843,299 shares authorized, issued, and outstanding (aggregate liquidation value of $6,000) as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); no shares issued or outstanding, pro forma (unaudited)	5,971	5,977	5,978	—
Redeemable convertible preferred stock, Series C, $0.01 par value; 3,386,279 shares authorized, issued, and outstanding (aggregate liquidation value of $19,000) as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); no shares issued or outstanding, pro forma (unaudited)	18,923	18,939	18,943	—
Redeemable convertible preferred stock, Series D, $0.01 par value; 9,000,000 shares authorized; 8,582,021 issued and outstanding (aggregate liquidation value of $45,000) as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); no shares issued or outstanding, pro forma (unaudited)	44,893	44,916	44,922	—

Total redeemable convertible preferred stock	71,320	71,369	71,381	—

	As of December 31,		March 31, 2014	Pro Forma Stockholders’ Equity March 31, 2014
	2012	2013
			(Unaudited)
Stockholders’ equity (deficit):

Common stock, $0.01 par value; 100,000,000, 110,000,000, and 125,000,000 shares authorized as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); 23,238,016, 23,710,134, and 25,285,618 shares issued as of December 31, 2012 and 2013, and March 31, 2014 (unaudited); 22,703,339, 23,175,457, and 24,750,941 shares outstanding as of December 31, 2012 and 2013, and March 31, 2014 (unaudited) (including 2,019,255, 784,089, and 954,380 shares, subject to repurchase, legally issued and outstanding as of December 31, 2012 and 2013, and March 31, 2014 (unaudited)); 59,756,943 shares issued and 59,222,266 shares outstanding as of March 31, 2014, pro forma (unaudited)

	212	229	243	588
Additional paid-in capital	12,118	18,591	31,985	106,659
Accumulated other comprehensive income	—	10	206	206
Accumulated deficit	(41,883)	(64,454)	(74,713)	(78,351)
Treasury stock at cost; 534,677 shares as of December 31, 2012, 2013, March 31, 2014 (unaudited), and pro forma (unaudited)	(652)	(652)	(652)	(652)

Total stockholders’ equity (deficit)	(30,205)	(46,276)	(42,931)	$28,450

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$64,058	$92,736	$117,162

See Notes to Consolidated Financial Statements.

ZENDESK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Revenue	$38,228	$72,045	$13,911	$25,092
Cost of revenue(1)	13,253	24,531	4,870	8,995

Gross profit	24,975	47,514	9,041	16,097
Operating expenses:(1)
Research and development	14,816	15,288	3,349	5,178
Sales and marketing	22,749	37,622	7,995	14,287
General and administrative	11,558	16,437	2,958	6,384

Total operating expenses	49,123	69,347	14,302	25,849

Operating loss	(24,148)	(21,833)	(5,261)	(9,752)
Other expense, net	(96)	(517)	(77)	(458)

Loss before provision for income taxes	(24,244)	(22,350)	(5,338)	(10,210)
Provision for income taxes	121	221	20	49

Net loss	(24,365)	(22,571)	(5,358)	(10,259)
Accretion of redeemable convertible preferred stock	(50)	(49)	(12)	(12)
Deemed dividend to investors in relation to tender offer	(8,326)	—	—	—

Net loss attributable to common stockholders, basic and diluted	$(32,741)	$(22,620)	$(5,370)	$(10,271)

Net loss per share attributable to common stockholders	$(1.67)	$(1.04)	$(0.26)	$(0.45)

Weighted-average shares used to compute net loss per share attributable to common stockholders	19,629	21,674	20,853	22,762

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.40)		$(0.18)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited)		56,025		57,202

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Cost of revenue	$129	$254	$39	$90
Research and development	4,117	635	71	310
Sales and marketing	1,313	1,210	159	490
General and administrative	4,081	2,755	133	934

See Notes to Consolidated Financial Statements.

ZENDESK, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Net loss	$(24,365)	$(22,571)	$(5,358)	$(10,259)
Other comprehensive income (loss), net of tax:
Net change in unrealized gain on available-for-sale investments	—	10	(11)	(2)
Foreign currency translation adjustments	(40)	—	—	198

Comprehensive loss	$(24,405)	$(22,561)	$(5,369)	$(10,063)

See Notes to Consolidated Financial Statements.

ZENDESK, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except shares)

			Stockholders’ Deficit
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balances as of December 31, 2011	15,016,041	$26,385	21,996,322	$187	$1,349	(534,677)	$(652)	$40	$(17,518)	$(16,594)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $115	8,582,021	44,885	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	718,065	7	207	—	—	—	—	214
Issuance of common stock upon early exercise of stock options	—	—	528,629	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	18	705	—	—	—	—	723
Repurchase of common stock	—	—	(5,000)	—	—	—	—	—	—	—
Issuance of common stock warrant in connection with credit facility	—	—	—	—	182	—	—	—	—	182
Share-based compensation	—	—	—	—	9,725	—	—	—	—	9,725
Accretion of redeemable convertible preferred stock	—	50	—	—	(50)	—	—	—	—	(50)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(40)	—	(40)
Net loss	—	—	—	—	—	—	—	—	(24,365)	(24,365)

Balances as of December 31, 2012	23,598,062	71,320	23,238,016	212	12,118	(534,677)	(652)	—	(41,883)	(30,205)
Issuance of common stock upon exercise of stock options	—	—	764,891	8	673	—	—	—	—	681
Issuance of common stock upon early exercise of stock options	—	—	163,659	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	9	852	—	—	—	—	861
Repurchase of common stock	—	—	(456,432)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	4,997	—	—	—	—	4,997
Accretion of redeemable convertible preferred stock	—	49	—	—	(49)	—	—	—	—	(49)
Unrealized gain on investments	—	—	—	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	—	—	—	(22,571)	(22,571)

Balances as of December 31, 2013	23,598,062	71,369	23,710,134	229	18,591	(534,677)	(652)	10	(64,454)	(46,276)

			Stockholders’ Deficit
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount

Issuance of common stock for the acquisition of Zopim (unaudited)	—	—	901,657	9	10,883	—	—	—	—	10,892
Issuance of common stock upon exercise of stock options (unaudited)	—	—	379,569	4	239	—	—	—	—	243
Issuance of common stock upon early exercise of stock options (unaudited)	—	—	294,258	—	—	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	1	411	—	—	—	—	412
Repurchase of common stock (unaudited)	—	—	—	—	—	—	—	—	—	—
Share-based compensation (unaudited)	—	—	—	—	1,873	—	—	—	—	1,873
Accretion of redeemable convertible preferred stock (unaudited)	—	12	—	—	(12)	—	—	—	—	(12)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	196	—	196
Net loss (unaudited)	—	—	—	—	—	—	—	—	(10,259)	(10,259)

Balances as of March 31, 2014 (unaudited)	23,598,062	$71,381	25,285,618	$243	$31,985	(534,677)	$(652)	$206	$(74,713)	$(42,931)

See Notes to Consolidated Financial Statements.

ZENDESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Cash flows from operating activities
Net loss	$(24,365)	$(22,571)	$(5,358)	$(10,259)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,506	5,222	956	1,808
Share-based compensation	9,640	4,854	403	1,824
Other	123	179	12	136
Changes in operating assets and liabilities:
Accounts receivable	(1,404)	(3,594)	(841)	(1,175)
Prepaid expenses and other current assets	(1,571)	(482)	(939)	(853)
Other assets and liabilities	(383)	303	219	751
Accounts payable	704	2,712	72	(777)
Accrued liabilities	401	1,813	373	1,224
Accrued compensation and related benefits	1,583	1,651	964	1,618
Deferred revenue	7,670	13,918	3,870	4,108

Net cash provided by (used in) operating activities	(5,096)	4,005	(269)	(1,595)

Cash flows from investing activities
Purchases of property and equipment	(3,582)	(7,116)	(2,909)	(3,580)
Internal-use software development costs	(3,505)	(4,661)	(1,060)	(1,801)
Purchases of marketable securities	—	(12,409)	(11,749)	—
Proceeds from maturities of marketable securities	—	—	—	1,400
Increase to restricted cash	(32)	—	—	—
Cash paid for the acquisition of Zopim, net of cash acquired	—	—	—	(1,784)

Net cash used in investing activities	(7,119)	(24,186)	(15,718)	(5,765)

Cash flows from financing activities
Issuance of Series D redeemable convertible preferred stock, net of issuance costs	44,885	—	—	—
Proceeds from exercise of employee stock options	2,125	1,793	68	2,393
Proceeds from issuance of debt	—	23,760	—	3,940
Principal payments on capital lease obligations	(305)	(337)	(82)	(89)
Payment of deferred initial public offering costs	—	—	—	(1,762)

Net cash provided by (used in) financing activities	46,705	25,216	(14)	4,482

Effect of exchange rate changes on cash and cash equivalents	(40)	2	7	8

Net increase (decrease) in cash and cash equivalents	34,450	5,037	(15,994)	(2,870)
Cash and cash equivalents at the beginning of period	14,238	48,688	48,688	53,725

Cash and cash equivalents at the end of period	$48,688	$53,725	$32,694	$50,855

Supplemental cash flow data:
Cash paid for interest and taxes	$71	$171	$18	$467

Non-cash investing and financing activities:
Deemed dividends on common stock	$8,326	$—	$—	$—

Issuance of common stock for the acquisition of Zopim	$—	$—	$—	$10,892

Vesting of early exercised stock options	$62	$860	$171	$412

Purchases of property and equipment in accrued expenses	$—	$251	$31	$3,495

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Property and equipment acquired through tenant improvement allowance	$—	$—	$—	$584

Issuance of warrant in connection with credit facility	$182	$—	$—	$—

Property and equipment acquired under capital leases	$123	$—	$—	$—

Share-based compensation capitalized in development costs	$85	$143	$31	$49

See Notes to Consolidated Financial Statements.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Zendesk was founded in Denmark in 2007 and reincorporated in Delaware in April 2009.

Our mission is to help organizations build successful long-term relationships with their customers. We are a software development company that provides a software-as-a-service, or SaaS, customer service platform. Our beautifully simple platform helps organizations engage with people in new ways that foster long-term customer loyalty and satisfaction. We empower organizations to better answer customers’ questions, and to solve their problems through the channels that people use every day when seeking help, such as email, chat, voice, social media and websites. Our customer service platform also helps people find answers on their own through knowledge bases and communities, capitalizing on the increasing customer preference for self-service. Our customer engagement capabilities allow organizations to proactively serve their customers, reaching out to those who may need help and soliciting feedback about their experience. The openness of our customer service platform makes it easy for organizations to integrate with their other applications. Our customer service platform consolidates the data from customer interactions and provides organizations with powerful analytics and performance benchmarking.

References to Zendesk or “we” in these notes refer to Zendesk, Inc. and its subsidiaries on a consolidated basis.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The consolidated financial statements include the accounts of Zendesk, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Unaudited Interim Condensed Consolidated Financial Information

The accompanying interim condensed consolidated balance sheet as of March 31, 2014, and the consolidated statements of operations, comprehensive loss, and cash flows for the three months ended March 31, 2013 and 2014, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2014 and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of March 31, 2014 and our consolidated results of operations and our cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year.

Stock Split

In April 2012, our board of directors approved a two-for-one forward stock split of Series A common stock and Series B common stock.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2014, our board of directors and stockholders approved an amendment of our sixth amended and restated certificate of incorporation, as amended to effect a one-for-two reverse stock split of our common stock and a corresponding adjustment to the conversion prices of our redeemable convertible preferred stock. All share and per share information and the conversion prices of each outstanding series of our redeemable convertible preferred stock referenced throughout the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect this stock split.

Immaterial Error Correction

The statement of redeemable convertible preferred stock and stockholders’ deficit reflects a correction for an immaterial error in the presentation of other liabilities and accumulated deficit of $0.5 million as of January 1, 2012. The adjustment did not affect any other financial statements presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reported periods. Significant items subject to such estimates and assumptions include the fair value of our common stock and share-based awards and the capitalization and estimated useful life of our capitalized internal-use software.

These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Unaudited Pro Forma Stockholders’ Equity and Net Loss Per Share Attributable to Common Stockholders

Upon the completion of the initial public offering contemplated by this registration statement, all of the outstanding shares of our redeemable convertible preferred stock will automatically convert into 34,323,089 shares of common stock, based on the shares of the redeemable convertible preferred stock outstanding at March 31, 2014. In addition, all outstanding shares of our Series B common stock will convert on a one-for-one basis into shares of our Series A common stock. The unaudited pro forma stockholders’ equity as of March 31, 2014 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock (using the if-converted method) into common stock and Series B common stock into Series A common stock, as though the conversion had occurred on the original date of issuance. References to common stock herein refer to Series A common stock after giving effect to such conversion.

The unaudited pro forma stockholders’ equity also gives effect to approximately $3.6 million of share-based compensation expense associated with share-based awards with both service and performance conditions, net of estimated forfeitures, which we expect to record upon the completion of our initial public offering. This amount relates to share-based awards for which both the service condition was satisfied as of March 31, 2014, and the performance condition would have been satisfied

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of March 31, 2014, assuming the completion of an initial public offering as of that day. Refer to the Share-Based Compensation Expense section of this note for further details. This pro forma adjustment related to share-based compensation expense has been reflected as an increase to additional paid-in capital and accumulated deficit. The service condition had been satisfied with respect to approximately 0.1 million shares of these awards as of March 31, 2014 and the shares of common stock underlying these awards have been included in the pro forma stockholders’ equity disclosure of shares outstanding. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. The holders of certain of these awards will incur taxable income based upon the value of the shares on the date they are settled and we are required to withhold taxes on such value at applicable minimum statutory rates. We currently expect that the average of these withholding rates will be approximately 40%. We are unable to quantify these obligations as of March 31, 2014 and will remain unable to quantify this amount until the settlement of these awards as the withholding obligations will be based on the value of the shares at the time of settlement upon the completion of this offering.

Segment Information

Our chief operating decision maker reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reporting segment.

Revenue Recognition

We generate substantially all of our revenue from subscription services, which are comprised of subscription fees from customer accounts on our customer service platform and, to a lesser extent, live chat software. Arrangements with customers do not provide the customer with the right to take possession of the software supporting our customer service platform or live chat software at any time, and are therefore accounted for as service contracts. Subscription service arrangements are generally non-cancelable and do not provide for refunds to customers in the event of cancellations or any other right of return. We record revenue net of sales or excise taxes.

We commence revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been or is being provided to the customer;

•	The collection of the fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscription revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that our service is made available to the customer. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the requisite service period.

We derive an immaterial amount of revenue from implementation, voice, and training services, for which we recognize revenue upon completion.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

Deferred revenue consists primarily of customer billings in advance of revenue being recognized. We invoice customers for subscriptions to our customer service or live chat software in monthly, quarterly, or annual installments. Deferred revenue that is anticipated to be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue. Deferred revenue associated with services was immaterial as of December 31, 2012 and 2013, and March 31, 2014.

Cost of Revenue

Cost of revenue consists primarily of personnel costs (including salaries, benefits, and share-based compensation) for employees associated with our customer service platform and live chat software infrastructure and our product support organizations, data center costs related to hosting our customer service platform and live chat software, depreciation expense associated with the equipment purchased for our self-managed colocation data centers, amortization expense associated with capitalized internal-use software, payment processing fees, and allocated shared costs.

Cash, Cash Equivalents, and Restricted Cash

We consider all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at fair value and consist primarily of bank deposits and money market funds.

Restricted cash of $0.2 million as of December 31, 2012 and 2013, and March 31, 2014 consists of a certificate of deposit pledged as collateral on credit cards and is recorded within other assets in the accompanying consolidated balance sheets.

Marketable Securities

Marketable securities consist of corporate bonds. We classify marketable securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. All marketable securities are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive loss. We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other expense, net in the consolidated statements of operations.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with delinquent accounts. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allowance for doubtful accounts consists of the following activity (in thousands):

	Year Ended December 31,		Three Months Ended March 31, 2014
	2012	2013
			(Unaudited)
Allowance for doubtful accounts, beginning balance	$50	$173	$282
Additions	145	301	182
Write-offs	(22)	(192)	—

Allowance for doubtful accounts, ending balance	$173	$282	$464

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of assets. Maintenance and repair costs are charged to expense as incurred. The estimated useful lives of our property and equipment are as follows:

Furniture and fixtures	5 years
Hosting equipment	3 years
Computer equipment and software	3 years
Leasehold improvements	Shorter of the lease term or estimated useful life

Depreciation expense of assets acquired through capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

Fair Value Measurements

We measure certain financial assets at fair value using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activity.

Our marketable securities are classified in either Level 1 or Level 2 and we have no financial assets or liabilities measured using Level 3 inputs. The fair value of our Level 1 financial assets is based on quoted market prices of the identical underlying security. The fair value of our Level 2 financial assets is based on inputs that are directly or indirectly observable in the market, including the readily available pricing sources for the identical underlying securities that may not be actively traded.

For certain other financial instruments, including accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of these balances. Based on borrowing rates available to us for loans with similar terms and maturities, the carrying value of borrowings approximates fair value or Level 2 within the fair value hierarchy.

Capitalized Internal-Use Software Costs

We capitalize certain development costs incurred in connection with software development for our customer service platform, live chat software, and software used in operations. Costs incurred in the preliminary stages of development are expensed as incurred. Once software has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred.

Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life and recorded in cost of revenue within the accompanying consolidated statements of operations. The weighted-average useful life of our capitalized internal-use software was 3.4 years as of December 31, 2013.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, outside services, and filing fees related to the initial public offering are capitalized. The deferred offering costs will be offset against proceeds from the initial public offering upon the effectiveness of the offering. In the event the offering is terminated, all capitalized deferred offering costs will be expensed. As of December 31, 2012 and 2013, and March 31, 2014, we have capitalized no cost, $0.2 million, and $2.0 million, respectively, of deferred offering costs which are included in other assets in the accompanying consolidated balance sheets.

Goodwill, Intangible Assets, and Impairment Assessment of Long-Lived Assets

Goodwill.     Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is evaluated for impairment annually in the third quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded during the three months ended March 31, 2014. No goodwill was recorded prior to December 31, 2013.

Intangible Assets.     Intangible assets consist of identifiable intangible assets, primarily developed technology and customer relationships, resulting from our acquisition. Intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated economic lives following the pattern in which the economic benefits of the assets will be consumed, generally straight-line.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets.     The carrying amounts of our long-lived assets, including property and equipment, capitalized internal-use software, and acquisition-related intangible assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No impairment of any long-lived assets was identified for the years ended December 31, 2012 and 2013, or the three months ended March 31, 2013 and 2014.

Advertising Expense

Advertising is expensed as incurred. For the years ended December 31, 2012 and 2013, advertising expense was $3.5 million and $6.5 million, respectively.

Share-Based Compensation Expense

Share-based compensation expense to employees is measured based on the fair value of the awards on the grant date and recognized in our consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We measure the fair value of restricted stock units, or RSUs, based on the fair value of the underlying shares on the date of grant. Compensation expense for awards with only service conditions is recognized over the vesting period of the applicable award using the straight-line method.

Since inception through March 31, 2014, we granted approximately 2.7 million RSUs and 35,000 stock options to employees with both a service and a performance condition. The service condition for substantially all of these awards is satisfied over four years. The performance condition is satisfied upon the occurrence of a qualifying liquidity event (change in control or the completion of an initial public offering). The RSUs for which the service condition has been satisfied are not forfeited upon termination of employment provided the termination is within three years of the performance condition being satisfied. These RSUs and stock options with both a service condition and performance condition are collectively referred to as “Performance Awards” in the following discussion.

As of December 31, 2013 and March 31, 2014, no share-based compensation expense had been recognized for the Performance Awards because, prior to this offering, we have not deemed satisfaction of the performance condition to be probable. At the time of a qualifying liquidity event, we will recognize a cumulative share-based compensation expense for the portion of the Performance Awards that have met the service condition as of that date, using the accelerated attribution method. The remaining unrecognized share-based compensation expense related to the Performance Awards will be recorded over the remaining requisite service period, using the accelerated attribution method, net of estimated forfeitures. If this offering had closed on March 31, 2014, we would have recognized $3.6 million of share-based compensation expense on that date, net of estimated forfeitures, associated with the Performance Awards, and would have approximately $20.3 million of additional

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

future period expense to be recognized over a weighted-average period of approximately 1.5 years, net of estimated forfeitures.

In addition to share-based compensation expense associated with Performance Awards, as of December 31, 2013 and March 31, 2014, we had unrecognized share-based compensation expense of approximately $11.5 million and $41.4 million, respectively, related to other outstanding equity awards, net of estimated forfeitures, which are expected to be recognized over an estimated weighted-average vesting period of 2.8 and 4.2 years, respectively.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We recognize tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

We have elected to record interest accrued and penalties related to unrecognized tax benefits in the financial statements as a component of provision for income taxes.

Foreign Currency Translation

The functional currency of our foreign subsidiaries, with the exception of our Singapore subsidiary, is the U.S. dollar. Accordingly, monetary balance sheet accounts are remeasured using exchange rates in effect at the balance sheet dates and non-monetary items are remeasured at historical exchange rates. Expenses are generally remeasured at the average exchange rates for the period. Foreign currency remeasurement and transaction gains and losses are included in other expense, net on the statements of operations and were not material for the periods presented.

The functional currency of our Singapore subsidiary is the Singapore dollar. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at the average exchange rates for the period. Amounts classified in stockholders’ equity are translated at historical exchange rates. The resulting translation adjustments are recorded as a separate component in the consolidated statements of comprehensive loss and were not material for the periods presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Risk

Financial instruments potentially exposing us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, marketable securities and accounts receivable. We place our cash and cash equivalents with high-credit-quality financial institutions, however, maintain balances in excess of the FDIC insurance limits. We do not require our customers to provide collateral to support accounts receivable and maintain an allowance for doubtful accounts receivable balances.

At December 31, 2012 and 2013, there were no customers that represented more than 10% of our accounts receivable balance. At March 31, 2014, one customer represented 14% and a second customer represented 12% of our total accounts receivable balance. There were no customers that individually exceeded 10% of our revenue during the years ended December 31, 2012 and 2013, or for the three months ended March 31, 2013 and 2014.

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Statements Board, or FASB, issued Accounting Standards Update No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the statement of operations or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and is applied prospectively. We adopted this standard for the year ended December 31, 2013, and the adoption did not have any impact on our financial position, results of operations, or cash flows, as the amounts reclassified out of accumulated other comprehensive loss are not significant.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11 “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” or ASU 2013-11, which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss, or NOL, carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 supports the approach for companies to present an unrecognized tax benefit as a reduction of a deferred tax asset for a NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. This approach requires companies to assess whether to net the unrecognized tax benefit with a deferred tax asset as of the reporting date. We adopted this standard effective January 1, 2014, and the adoption did not have an impact on our consolidated financial statements.

Note 3. Acquisition

On March 21, 2014, we completed an acquisition of Zopim, a software development company that provides a software-as-a-service live chat service. We have included the financial results of Zopim in the consolidated financial statements from the date of acquisition, which are not material to our consolidated financial statements. The acquisition date fair value of the consideration transferred was approximately $15.7 million, which consisted of cash consideration of $4.8 million and 0.9 million shares of our Series B common stock valued at approximately $10.9 million, of which $1.1 million in cash and 0.2 million shares were held back between 12 and 18 months as partial security for standard indemnification

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

obligations. The total consideration in connection with the acquisition is subject to adjustment based on certain purchase price adjustment provisions pursuant to the purchase agreement after the closing of the acquisition.

In connection with the acquisition, we also established a retention plan pursuant to which we issued RSUs for an aggregate of 0.9 million shares of our common stock, which vest in three annual installments, and agreed to pay cash in an aggregate amount of $3.0 million in two annual installments to Zopim employees in connection with their continued employment, which will be recorded as compensation expense over the associated service periods of such employees.

The total purchase price was allocated to the assets acquired and liabilities assumed based on their fair value as of March 21, 2014 as set forth below. The excess of the purchase price over the net assets acquired was recorded as goodwill. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The primary areas of those preliminary estimates that are not yet finalized relate to accrued liabilities and income and non-income based tax liabilities. These amounts are in thousands.

Net tangible liabilities assumed	$(276)
Intangible assets	6,560
Goodwill	9,373

Total purchase price	$15,657

Goodwill generated from the acquisition is primarily attributable to expected synergies from future growth and potential future monetization opportunities, and is not deductible for tax purposes.

The assets acquired and liabilities assumed and the related goodwill are recorded by our Singapore subsidiary with the Singapore dollar as its functional currency.

The following table sets forth the identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (dollar amounts in thousands):

	Estimated Fair Value	Estimated Useful Life (in years)
Developed technology	$5,200	3 to 4
Customer relationship	1,300	3 to 5
Trade name	60	1

	$6,560

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2014, the expected future amortization expense for purchased intangible assets for each of the years ending is as follows (in thousands):

Amount
2014 (9 months ending 12/31/14)	$1,427
2015	1,847
2016	1,839
2017	1,479
2018	—
2019 and beyond	—

$6,592

Pro forma revenue and results of operations have not been presented because the historical results of Zopim were not material to our consolidated financial statements in any period presented.

Note 4. Fair Value Measurements

The following tables present information about our financial assets measured at fair value on a recurring basis as of December 31, 2013 and March 31, 2014 based on the three-tier fair value hierarchy (in thousands):

	Fair Value Measurement at December 31, 2013
	Level 1	Level 2	Total
Description
U.S. corporate debt securities	$—	$12,114	$12,114
Money market funds	10,836	—	10,836

Total	$10,836	$12,114	$22,950

Included in cash and cash equivalents			$10,836

Included in marketable securities			$12,114

	Fair Value Measurement at March 31, 2014
	Level 1	Level 2	Total
	(Unaudited)
Description
U.S. corporate debt securities	$—	$10,632	$10,632
Money market funds	12,304	—	12,304

Total	$12,304	$10,632	$22,936

Included in cash and cash equivalents			$12,304

Included in marketable securities			$10,632

We had no money market funds or marketable securities as of December 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were no transfers between fair value measurement levels during the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014.

Gross unrealized gains or losses for cash equivalent and marketable securities as of December 31, 2013 and March 31, 2014 were not material. As of December 31, 2013 and March 31, 2014, there were no securities that were in an unrealized loss position for more than 12 months.

The following table classifies our marketable securities by contractual maturities as of December 31, 2013 and March 31, 2014 (in thousands):

	December 31, 2013	March 31, 2014
		(Unaudited)
Due in one year	$9,889	$10,632
Due in one to five years	2,225	—

Total	$12,114	$10,632

Note 5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,		March 31, 2014
	2012	2013
			(Unaudited)
Capitalized internal-use software	$6,641	$11,445	$13,295
Furniture and fixtures	1,092	1,383	1,584
Hosting equipment	2,400	7,931	11,515
Computer equipment and software	901	1,680	2,275
Leasehold improvements	1,126	1,717	4,163

Total	12,160	24,156	32,832
Less accumulated depreciation and amortization	(3,688)	(8,725)	(10,575)

Property and equipment, net	$8,472	$15,431	$22,257

Depreciation expense was $1.1 million and $2.9 million for the years ended December 31, 2012 and 2013, respectively, and $0.5 million and $1.0 million for the three months ended March 31, 2013 and 2014, respectively. We capitalized $3.6 million and $4.8 million in internal-use software during the years ended December 31, 2012 and 2013, respectively, and $1.1 million and $1.8 million in the three months ended March 31, 2013 and 2014, respectively. Included in the capitalized development costs are $85,000 and $143,000 in share-based compensation costs for the years ended December 31, 2012 and 2013, respectively, and $31,000 and $49,000 for the three months ended March 31, 2013 and 2014, respectively. Amortization expense of capitalized internal-use software totaled $1.4 million and $2.3 million for the years ended December 31, 2012 and 2013, respectively, and $0.5 million and $0.7 million during the three months ended March 31, 2013 and 2014, respectively. The carrying value of capitalized internal-use software at December 31, 2012 and 2013, and March 31, 2014 was $4.3 million, $6.8 million, and $7.9 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Credit Facility

In June 2012, we entered into a loan and security agreement, or credit facility, with Silicon Valley Bank. The credit facility consisted of a $10.0 million revolving line of credit and a $5.0 million mezzanine loan. The mezzanine loan was not drawn upon and expired in June 2013, and none of the revolving line of credit was utilized in 2012.

In June 2013, we entered into a first amendment to the credit facility, adding a $10.0 million equipment line of credit bearing interest at a rate of 2.5% per annum. We had $3.8 million and $7.7 million of equipment loan advances outstanding under the equipment line of credit as of December 31, 2013 and March 31, 2014, respectively. For each equipment advance under the equipment line of credit, we make interest-only payments until September 14, 2014, when the last draw against the equipment line of credit can be made. The outstanding balance as of September 14, 2014 will be payable in equal monthly installments for 30 months thereafter, with the last payment due on March 14, 2017. We are also required to make a final payment fee of 4.0% of the aggregate principal amount of all historical advances made under the equipment line of credit on March 14, 2017.

In December 2013, we entered into a second amendment to the credit facility, increasing the revolving line of credit to $20.0 million. We borrowed $20.0 million under the revolving line of credit during 2013, all of which was outstanding as of December 31, 2013 and March 31, 2014. Borrowings on the revolving line of credit are subject to a borrowing base limit determined monthly based on our recurring revenue metrics from the previous month and the ratio of certain current assets to current liabilities as of the previous month end. Borrowings on the revolving line of credit bear interest at the prime rate plus 2.0% per annum. We will make interest-only payments until January 1, 2016, when the outstanding balance is due in full. The interest rate will be reduced to the prime rate upon the consummation of this offering, provided that net cash proceeds are at least $100.0 million.

The credit facility is collateralized by substantially all of our assets, excluding our intellectual property. Our domestic subsidiary is a guarantor of the credit facility and we have pledged up to 65% of the equity in our international subsidiaries as collateral. The credit facility also imposes various covenants on us, including the delivery of financial and other information, the maintenance of our primary operating and securities accounts with the lender, the maintenance of minimum revenue targets and an agreed ratio of certain current assets to current liabilities, as well as limitations on dispositions, changes in business or management, certain mergers or consolidations, dividends and other corporate activities. As of December 31, 2012 and 2013, and March 31, 2014, we were in compliance with all of the covenants contained in the credit facility.

Contractual future principal repayments in relation to the credit facility are as follows for the year ending December 31 (in thousands):

2014	$365
2015	1,485
2016	21,523
2017	387
2018 and thereafter	—

Total future repayments	$23,760

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2012, in connection with the credit facility, we issued a non-refundable, fully earned warrant to the financial institution to purchase 125,000 shares of Series B common stock at $1.92 per share with an expiration date in June 2019. We recorded the fair value of the warrant on issuance as a deferred charge classified within other assets on the face of the consolidated balance sheet, which is being accreted to interest expense using the effective interest rate method over the life of the credit facility. The following table presents the assumptions used in the Black-Scholes valuation model to value the warrant issued in connection with the debt financing at the issuance date:

Expected volatility	57.71%
Dividend rate	0%
Risk-free interest rate	1.12%
Expected term (in years)	7.0

Note 7. Commitments and Contingencies

Leases

We lease office space under noncancelable operating leases with various expiration dates. Certain of the office space lease agreements contain rent holidays or rent escalation provisions. Rent holiday and rent escalation provisions are considered in determining the straight-line expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. In 2013, we renewed the lease of our headquarters in San Francisco through October 2019, with an option to renew for an additional 7 years and 8 months. We also entered into a lease for additional office space in San Francisco with an 8-year term, renewable for an additional period of 5 years. Rent expense was $1.6 million and $2.3 million for the years ended December 31, 2012 and 2013, respectively, and $0.4 million and $1.8 million for the three months ended March 31, 2013 and 2014, respectively.

We lease computer equipment from various parties under capital lease agreements that expire through March 2015. The total outstanding balance financed under capital leases was $0.7 million, $0.4 million, and $0.3 million at December 31, 2012 and 2013, and March 31, 2014, respectively. Accumulated depreciation on the leased assets was $0.3 million, $0.7 million, and $0.8 million at December 31, 2012 and 2013, and March 31, 2014, respectively. Depreciation of assets recorded under the capital leases is included in depreciation expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013, the future minimum lease payments by year under noncancelable leases are as follows (in thousands):

	Capital Leases	Operating Leases
2014	$380	$3,445
2015	10	6,009
2016	—	6,024
2017	—	5,999
2018	—	6,167
Thereafter	—	18,052

Total minimum lease payments	390	45,696
Less amount representing interest and taxes	(16)	—

Total present value of minimum lease payments	374	$45,696

Less current portion of the present value of minimum payments	(364)

Noncurrent	$10

Letters of Credit

As of December 31, 2013, we had a total of $3.8 million in letters of credit outstanding related to our leased office space in San Francisco. The letters of credit are collateralized by substantially all of our assets, excluding our intellectual property. These letters of credit renew annually and mature at various dates through October 31, 2022.

Litigation and Loss Contingencies

We accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. From time to time, we may become a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, and threatened claims, breach of contract claims, tax, and other matters. We currently have no material pending litigation.

We are not currently aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on our business, consolidated financial position, results of operations, comprehensive loss, or cash flows.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we agree to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties, and other liabilities relating to or arising from our customer service platform, live chat software, or our acts or omissions. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, our obligations under these agreements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

parties for certain payments. In addition, we have indemnification agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary.

Note 8. Redeemable Convertible Preferred Stock

In September 2012, our stockholders authorized the issuance of 9.0 million shares of Series D redeemable convertible preferred stock. In September 2012, we received gross proceeds of $45.0 million through the issuance of approximately 8.6 million shares of Series D redeemable convertible preferred stock at $5.24 per share. We incurred $0.1 million in issuance costs, which are recorded as a discount to the carrying value of the Series D redeemable convertible preferred stock.

The authorized and outstanding shares of our redeemable convertible preferred stock, the carrying amount, and aggregate liquidation preference of such redeemable convertible preferred stock as of December 31, 2013 are as follows (in thousands, except shares):

	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	4,786,463	4,786,463	$1,538	$1,550
Series B	6,843,299	6,843,299	5,978	6,000
Series C	3,386,279	3,386,279	18,943	19,000
Series D	9,000,000	8,582,021	44,922	45,000

Total	24,016,041	23,598,062	$71,381	$71,550

Other rights, preferences and privileges of our convertible redeemable preferred stock are as follows:

Conversion Rights

Each share of the redeemable convertible preferred stock is convertible, at the option of its holder, into the number of fully paid and non-assessable shares of Series A common stock, which results from dividing the applicable original issue price per share by the applicable conversion price per share on the date that the share certificate is surrendered for conversion. The original issue price per share of Series A, Series B, Series C, and Series D redeemable convertible preferred stock was $0.32383, $0.87677, $5.610875, and $5.24352, respectively. As of December 31, 2013, each share of Series A, Series B, and Series C redeemable convertible preferred stock is convertible into Series A common stock at the option of the holder on a two-for-one basis, subject to certain adjustments. Each share of Series D redeemable convertible preferred stock is convertible into Series A common stock at the option of the holder on a one-for-two basis, subject to certain adjustments. Each share of the redeemable convertible preferred stock will automatically convert into common stock, at the conversion rate then in effect, immediately upon the earlier of: (A) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of the redeemable convertible preferred stock (voting together as a single class on an as-converted basis); or (B) the closing of the sale of our common stock in a firm commitment underwritten public offering resulting in proceeds of at least $30.0 million, net of underwriting discounts and commissions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividend Rights

We may not declare, pay, or set aside any dividends on shares of any class or series of our capital stock (other than dividends on shares of common stock payable in shares of common stock), unless the holder of the redeemable convertible preferred stock then outstanding simultaneously receive a dividend on each outstanding share of the redeemable convertible preferred stock in an amount at least equal to that dividend per share of the redeemable convertible preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of such share of the redeemable convertible preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend; provided that, if we declare, pay, or set aside, on the same date, a dividend on shares of more than one class or series of our capital stock, the dividend payable to the holders of the redeemable convertible preferred stock shall be calculated based upon the dividend on the class of common stock that would result in the highest dividend for each series of the redeemable convertible preferred stock.

As of December 31, 2013, no dividends were declared on the redeemable convertible preferred stock.

Liquidation Rights

In the event of a liquidation event, the holders of the redeemable convertible preferred stock are entitled, on a pari passu basis, to be paid a liquidation preference per share, before any payment is made to the holders of any class of common stock, equal to the greater of (A) the original issuance price per share of such redeemable convertible preferred stock, plus any declared and unpaid dividends or (B) the amount payable per share of the redeemable convertible preferred stock on an as-if-converted to Series A common stock basis. After payment of the applicable liquidation preference to the holders of the redeemable convertible preferred stock, the remaining assets available for distribution to our stockholders will be distributed ratably among the holders of the common stock.

Voting Rights

The holders of the redeemable convertible preferred stock are entitled to the number of votes equal to the number of whole shares of Series A common stock into which the redeemable convertible preferred stock is convertible, subject to limitations. The holders of Series A, Series B, and Series C redeemable convertible preferred stock, each voting as a separate class, are entitled to elect one member of our board of directors.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including persons who hold more than 5% of our outstanding capital stock and entities with which certain of our directors are affiliated, have agreed to vote their shares on certain matters, including with respect to the election of directors. Upon the completion of our initial public offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock of the company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redemption

At any time on or after September 5, 2017, the holders of at least a majority of the then-outstanding shares of redeemable convertible preferred stock may elect to redeem all outstanding shares of the redeemable convertible preferred stock in cash for a sum per share equal to the liquidation preference of each share of the redeemable convertible preferred stock, plus all declared but unpaid dividends, payable in three annual installments. If the funds available for redemption are insufficient to redeem the total number of shares of the redeemable convertible preferred stock that the holders elect to redeem, the funds shall be used to redeem the maximum number of such shares ratably among the holders of the redeemable convertible preferred stock that elect to have their shares of the redeemable convertible preferred stock redeemed in proportion to the aggregate redemption price that each such holder is entitled to receive. If a holder elects to be excluded from the redemption, then shares of the redeemable convertible preferred stock registered on our books in the name of such holder shall be not redeemed and thereafter shall not be redeemable whether on such redemption date or thereafter.

Accretion of Redeemable Convertible Preferred Stock

Stock issuance costs are accreted via a charge to accumulated deficit over the period from issuance of the redeemable convertible preferred stock to the date at which the redeemable convertible preferred stock becomes redeemable at the option of the holders of the redeemable convertible preferred stock. During the year ended December 31, 2013, we recorded charges to additional paid-in capital of $4,000, $6,000, $16,000, and $23,000 to accrete the carrying value of Series A, Series B, Series C, and Series D redeemable convertible preferred stock, respectively, to the redemption amount. During the three months ended March 31, 2014, we recorded charges to additional paid-in capital of $1,000, $1,000, $4,000, and $6,000 to accrete the carrying value of Series A, Series B, Series C, and Series D redeemable convertible preferred stock, respectively, to the redemption amount.

Note 9. Common Stock and Stockholders’ Deficit

Common Stock

Our board of directors has authorized two classes of common stock, Series A and Series B. At December 31, 2012, there were 75.0 million and 25.0 million shares authorized for Series A and Series B common stock, respectively, and there were approximately 9.9 million and 12.8 million shares outstanding of Series A and Series B common stock, respectively, of which 2.0 million shares of Series B common stock were unvested resulting from employees exercising stock options prior to vesting. At December 31, 2013, there were 80.0 million and 30.0 million shares authorized for Series A and Series B common stock, respectively, and there were approximately 9.9 million and 13.3 million shares outstanding of Series A and Series B common stock, respectively, of which 0.8 million shares of Series B common stock were unvested resulting from employees exercising stock options prior to vesting. At March 31, 2014, there were 87.5 million and 37.5 million shares authorized for Series A and Series B common stock, respectively, and there were approximately 9.9 million and 14.9 million shares outstanding of Series A and Series B common stock, respectively, of which 1.0 million shares of Series B common stock were unvested resulting from employees exercising stock options prior to vesting.

Holders of Series A and Series B common stock are entitled to dividends, if and when declared, by our board of directors. Holders of Series A common stock are entitled to one vote for each share of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series A common stock, subject to certain limitations. Holders of Series B common stock are not entitled to voting rights.

Each share of Series B common stock shall be converted into Series A common stock on a one-for-one basis, subject to certain adjustments, upon the earlier of (A) the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class and not as a separate series and on an as-converted basis; (B) the closing of the sale of shares of Series A common stock to the public, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in proceeds of at least $30.0 million, net of underwriting discounts or commissions; or (C) the approval by our board of directors of a transaction that would constitute either a deemed liquidation event or a reorganization.

Series A Common Stock Reserved for Future Issuance

We have reserved the following shares of Series A common stock for future issuances:

	December 31, 2013	March 31, 2014
		(Unaudited)
Series A redeemable convertible preferred stock	9,572,926	9,572,926
Series B redeemable convertible preferred stock	13,686,598	13,686,598
Series C redeemable convertible preferred stock	6,772,558	6,772,558
Series D redeemable convertible preferred stock	4,291,007	4,291,007
Series B common stock	13,294,276	14,869,760
Share-based payment plan:
Options outstanding	10,133,941	14,665,486
RSUs outstanding	810,839	2,656,871
Shares available for future grants	1,853,943	1,052,539
Common stock warrant outstanding	125,000	125,000

Total	60,541,088	67,692,745

Series B Common Stock Reserved for Future Issuance

We have reserved the following shares of Series B common stock for future issuances:

	December 31, 2013	March 31, 2014
		(Unaudited)
Share-based payment plan:
Options outstanding	10,133,941	14,665,486
RSUs outstanding	810,839	2,656,871
Shares available for future grants	1,853,943	1,052,539
Common stock warrant outstanding	125,000	125,000

Total	12,923,723	18,499,896

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation Plan

As of December 31, 2012 and 2013, and March 31, 2014, the 2009 Stock Option and Grant Plan, or the 2009 Plan, provides for the issuance of up to 14.4 million, 18.5 million, and 24.8 million shares of Series A common stock, respectively, and 14.4 million, 18.5 million, and 24.8 million shares of Series B common stock, respectively, not to exceed a total issuance of 14.4 million, 18.5 million, and 24.8 million shares of common stock, respectively, used for the issuance of incentive stock options, nonstatutory stock options, restricted stock awards, unrestricted stock awards, or restricted stock units to eligible participants. During the years ended December 31, 2012 and 2013, and the three months ended March 31, 2013 and 2014, the 2009 Plan was amended to increase the authorized number of common shares available for grants by 2.8 million, 4.2 million, no shares, and 6.3 million shares, respectively.

Stock options and RSUs granted to date generally vest over a three to five year period from the date of grant. Options awarded under the Plan may be granted at an exercise price per share not less than the fair market value at the date of grant, and are exercisable up to ten years. RSUs generally expire seven years from the grant date if not previously settled for shares of common stock. Common stock received under the 2009 Plan are subject to certain restrictions, including a right of first refusal by us with respect to the sale or transfer of these shares to third parties, other than with respect to certain estate planning activities. Our right of first refusal terminates upon the completion of our initial public offering. In April 2012, we extended an offer to our existing option holders to amend their grants to allow for early exercise subject to the right by us to repurchase stock acquired through early exercise to the extent the shares do not vest. In exchange for the right to early exercise, we imposed general restrictions on transfer of the shares underlying these awards other than with respect to certain estate planning activities. All stock options awarded under the 2009 Plan granted since April 2012 contain such transfer restrictions and provisions permitting early exercise.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of our stock option activity for the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014 is as follows:

		Options Outstanding				RSUs Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value	Outstanding RSUs	Weighted- Average Grant Date Fair Value
Outstanding—January 1, 2012	1,374,244	6,238,292	$0.38		$9,633,892	—
Increase in Plan authorized share	2,750,000					—
Stock options granted	(3,257,125)	3,257,125	2.08			—
Stock options exercised		(1,246,694)	0.76			—
Unvested shares repurchased	5,000					—
Stock options cancelled or expire	467,293	(467,293)	0.84			—

Outstanding—December 31, 2012	1,339,412	7,781,430	1.00		34,101,150	—
Increase in Plan authorized share	4,150,000					—
Stock options granted	(3,697,625)	3,697,625	6.20			—
RSUs granted	(817,857)					817,857	$6.76
Stock options exercised		(928,550)	1.60			—
Stock options cancelled or expire	416,563	(416,564)	1.24			—
Unvested shares repurchased	456,432					—
RSUs forfeited and cancelled	7,018					(7,018)	6.76

Outstanding—December 31, 2013	1,853,943	10,133,941	2.82	8.15	50,185,357	810,839	6.76
Increase in Plan authorized shares (unaudited)	6,250,000					—	—
Stock options granted (unaudited)	(5,242,687)	5,242,687	9.54			—	—
RSUs granted (unaudited)	(1,870,150)					1,870,150	11.37
Stock options exercised (unaudited)		(673,827)	3.55			—	—
Stock options cancelled or expired (unaudited)	37,315	(37,315)	2.91			—	—
Unvested shares repurchased (unaudited)	—					—	—
RSUs forfeited and cancelled (unaudited)	24,118					(24,118)	6.98

Outstanding—March 31, 2014 (unaudited)	1,052,539	14,665,486	$5.19	8.60	$101,000,750	2,656,871	$10.00

Options vested and exercisable as of December 31, 2013		4,270,351	$1.24	7.35	$27,908,039

Options vested and expected to vest as of December 31, 2013		9,713,407	$2.88	8.15	$48,963,518

Options vested and exercisable as of March 31, 2014 (unaudited)		4,573,084	$1.61	7.28	$47,875,868

Options vested and expected to vest as of March 31, 2014 (unaudited)		14,054,695	$5.14	8.60	$97,440,730

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total intrinsic value of stock options exercised during the years ended December 31, 2012 and 2013, and the three months ended March 31, 2013 and 2014 was $1.8 million, $4.6 million, $0.6 million, and $3.9 million, respectively. The weighted-average grant date fair value of stock options granted during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 was $1.12, $3.24, $2.76, and $6.37, respectively.

Share-Based Compensation Expense

All share-based awards to employees and members of our board of directors are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award). No share-based awards were granted to nonemployee consultants during the years ended December 31 2012 and 2013, or the three months ended March 31, 2014. We record share-based compensation expense for service-based equity awards using the straight-line attribution method. We record share-based compensation expense for performance-based equity awards using the accelerated attribution method.

We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We determine the assumptions for the option valuation model as follows:

Fair Value of Common Stock

We estimate the fair value of stock options granted using the Black-Scholes option valuation model. Our option pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, the expected term of stock options, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

Expected Term

We determine the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Volatility

We determine the price volatility factor based on the historical volatility of publicly traded industry peers. To determine our peer group of companies, we consider public companies in the technology industry and select those that are similar to us in size, stage of life cycle, and financial leverage. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity is relatively low. We intend to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

Dividend Yield

We have not paid and do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

In addition to assumptions used in the Black-Scholes option valuation model, we must also estimate a forfeitures rate to calculate share-based compensation expense. We estimate the forfeiture rate based on an analysis of actual historical forfeitures. The estimation of the forfeiture rate requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The following assumptions were used to estimate the fair value of stock options granted to employees:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
(Unaudited)
Expected volatility	57% - 59%	50% - 63%	50% - 53%	59% - 60%
Dividend rate	0%	0%	0%	0%
Risk-free interest rate	0.68% - 1.47%	0.63% - 2.02%	0.84% - 1.06%	1.84% - 1.94%
Expected term (in years)	5.28 - 6.27	4.47 - 6.27	5.34 - 6.24	4.75 - 6.50

In November 2012, in connection with a prior purchase of Series D redeemable convertible preferred stock, the purchasers of the Series D redeemable convertible preferred stock, including certain existing investors, completed a tender offer to acquire approximately 4.0 million shares of outstanding vested Series A and Series B common stock from employees, former employees, and other existing investors. In connection with the tender offer, we waived any rights of first refusal or other transfer restrictions applicable to such shares. The shares were repurchased from the stockholders at a purchase price of $9.62 per share. As a result of this transaction, we recorded a total of $8.6 million in share-based compensation expense in the three months ended December 31, 2012 for the difference between the price paid for shares held by our employees and former employee stockholders and the estimated fair market value on the date of the transaction. Of the total share-based compensation expense, we recorded $20,000, $3.9 million, $1.0 million, and $3.7 million in cost of revenue, research and development, sales and marketing, and general and administrative expenses, respectively.

In connection with the tender offer, we recorded $8.3 million in deemed dividends, within additional paid-in capital, for the difference between the price paid for shares held by stockholders that were not employees or former employees and the estimated fair market value on the date of the transaction.

In May 2013, we recorded $1.7 million in share-based compensation expense related to the accelerated vesting of certain stock options.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Early Exercise of Stock Options and Purchase of Unvested Stock Awards

Common stock purchased pursuant to an early exercise of stock options or unvested stock awards is not deemed to be outstanding for financial reporting purposes until those shares vest. Therefore, cash received in exchange for unvested shares is recorded as a liability and is transferred into common stock and additional paid-in capital as the shares vest. Upon termination of service, we may, at our discretion, repurchase unvested shares acquired through early exercise of stock options or purchase of unvested stock awards at a price equal to the price per share paid upon the exercise of such options or the purchase of such unvested stock awards. As of December 31, 2012 and 2013, and March 31, 2014, there were 1,274,371, 784,089, and 954,380 shares outstanding as a result of the early exercise of stock options and purchase of unvested stock awards that were classified as accrued liabilities for an aggregated amount of $1.2 million, $1.4 million, and $3.2 million, respectively.

Certain key employees, including officers, early exercised stock options and purchased unvested stock awards in exchange for nonrecourse promissory notes. Refer to Note 13 for further discussion.

Treasury Stock

We repurchased 534,677 shares of common stock in the year ended December 31, 2011 and recorded the repurchased shares as treasury shares in the stockholders’ equity (deficit) section of the balance sheet at cost.

Note 10. Income Taxes

The components of income (loss) before provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2012	2013
U.S.	$(24,739)	$(23,117)
Foreign	495	767

Total	$(24,244)	$(22,350)

The income tax provision is composed of the following (in thousands):

	Year Ended December 31,
	2012	2013
Current tax provision:
Federal	$—	$—
State	2	37
Foreign	126	189

	128	226
Deferred tax provision:
Federal	—	—
State	—	—
Foreign	(7)	(5)

Total provision for income taxes	$121	$221

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax assets are as follows (in thousands):

	As of December 31,
	2012	2013
Deferred tax assets:
Tax credit carryforward	$7	$15
Net operating loss carryforward	12,921	19,278
Share-based compensation	67	771
Accrued liabilities and reserves	713	1,316
Other	506	677

Total deferred tax assets	14,214	22,057
Less: valuation allowance	(12,668)	(19,837)

Deferred tax assets, net of valuation allowance	1,546	2,220
Deferred tax liabilities:
Depreciation and amortization	(1,539)	(2,207)

Net deferred tax assets	$7	$13

The following is a reconciliation of the statutory federal income tax rate and the effective tax rates:

	Year Ended December 31,
	2012	2013
Tax at federal statutory rate	34.0%	34.0%
State tax provision, net of federal benefit	0.0	(0.2)
Share-based compensation	(11.1)	(4.4)
Valuation allowance	(23.3)	(30.4)
Other	(0.1)	0.0

Effective tax rate	(0.5)%	(1.0)%

We have not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2013 because we intend to permanently reinvest such earnings outside of the U.S. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability may be reduced by any foreign income taxes previously paid on these earnings. As of December 31, 2013, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $0.8 million. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

As of December 31, 2013, we had net operating loss carryforwards of approximately $52.9 million for federal income taxes and $33.3 million for state income taxes. If not utilized, these carryforwards will begin to expire in 2029 for federal purposes and 2031 for state purposes.

As of December 31, 2013, we had research and development credit carryforwards of approximately, $1.7 million and $1.8 million for federal and state income taxes, respectively. If not utilized, the federal carryforwards will begin to expire in 2029. The state tax credit can be carried forward indefinitely.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A share option exercise may result in a tax deduction prior to the actual recognition of the related excess tax benefit because we have a net operating loss carryforward. Our net operating losses listed here include $2.0 million of excess stock option benefits that will be creditable to additional paid in capital when realized.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that we had a change of ownership, utilization of the net operating loss and tax credit carryforwards may be restricted.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) is as follows (in thousands):

Balance at December 31, 2011	$1,238
Additions for tax positions related to the prior year	—
Additions for tax positions related to the current year	701
Lapse of statutes of limitations	—

Balance at December 31, 2012	1,939
Additions for tax positions related to the prior year	—
Additions for tax positions related to the current year	1,978
Lapse of statutes of limitations	—

Balance at December 31, 2013	$3,917

As of December 31, 2013, we had unrecognized tax benefits of $3.9 million, of which $0.4 million would have an impact on our effective tax rate if reversed.

The amount accrued for interest and penalties included in our current tax provision and the amount accrued for interest and penalties as of the end of all periods presented is not material.

We are currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviation in this estimate over the next 12 months.

Our 2009-2012 tax years remain subject to examination by the taxing authorities for U.S. federal, state, and foreign tax purposes.

Note 11. Net Loss Per Share

We compute net loss per share of common stock in conformity with the two-class method required for participating securities. We consider all series of the redeemable convertible preferred stock to be participating securities as the holders of the preferred stock are entitled to receive a non-cumulative dividend on a pari passu basis in the event that a dividend is paid on common stock. We also consider shares of common stock issued upon the early exercise of stock options subject to repurchase to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of the redeemable convertible preferred stock and the holders of shares of common stock acquired upon early exercise of stock options do not have a contractual obligation to share in our losses. As such, our net losses for

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the years ended December 31, 2012 and 2013, and for the three months ended March 31, 2013 and 2014 were not allocated to these participating securities.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including common stock issuable upon conversion of the redeemable convertible preferred stock, outstanding share-based awards, and outstanding warrant, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common stock outstanding would have been anti-dilutive.

The following table presents the calculation of basic and diluted net loss per share for the periods presented (in thousands, except per share data):

	Year Ended December 31,
	2012		2013
	Class A	Class B	Class A	Class B
Net loss	$(12,104)	$(12,261)	$(10,290)	$(12,281)
Less: Accretion of redeemable convertible preferred stock	(25)	(25)	(22)	(27)
Less: Deemed dividend to investors in relation to tender offer	(4,136)	(4,190)	—	—

Net loss attributable to common stockholders	$(16,265)	$(16,476)	$(10,312)	$(12,308)

Basic shares:
Weighted-average common shares outstanding	9,881	12,154	9,881	12,964
Less: Weighted-average common shares subject to repurchase	(130)	(2,276)	—	(1,171)

Weighted-average shares used to compute basic net loss per share	9,751	9,878	9,881	11,793

Diluted shares:
Weighted-average shares used to compute diluted net loss per share	9,751	9,878	9,881	11,793

Net loss per share attributable to common stockholders:
Basic and diluted	$(1.67)	$(1.67)	$(1.04)	$(1.04)

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31,
	2013		2014
	(Unaudited)
	Class A	Class B	Class A	Class B
Net loss	$(2,539)	$(2,819)	$(4,453)	$(5,806)
Less: Accretion of redeemable convertible preferred stock	(6)	(6)	(5)	(7)

Net loss attributable to common stockholders	$(2,545)	$(2,825)	$(4,458)	$(5,813)

Basic shares:
Weighted-average common shares outstanding	9,881	12,869	9,881	13,759
Less: Weighted-average common shares subject to repurchase	—	(1,897)	—	(878)

Weighted-average shares used to compute basic net loss per share	9,881	10,972	9,881	12,881

Diluted shares:
Weighted-average shares used to compute diluted net loss per share	9,881	10,972	9,881	12,881

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.26)	$(0.26)	$(0.45)	$(0.45)

The anti-dilutive securities excluded from the shares used to calculate the diluted net loss per common stock were as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
Redeemable convertible preferred stock	34,323	34,323	34,323	34,323
Shares subject to outstanding common stock options	7,781	10,134	8,128	14,665
Shares subject to common stock warrant	125	125	125	125
Restricted stock units	—	811	—	2,657

	42,229	45,393	42,576	51,770

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Pro Forma Net Loss Per Share Attributable to Common Stockholders

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Net loss(1)	$(22,571)	$(10,259)
Less: Accretion of redeemable convertible preferred stock	(49)	(12)

Net loss attributable to common stockholders	$(22,620)	$(10,271)

Basic and diluted shares:
Weighted-average shares used to compute basic net loss per share	21,674	22,762
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon the completion of this offering	34,323	34,323
Pro forma adjustment to reflect assumed vesting of Performance Awards	28	117

Weighted-average shares used to compute basic pro forma net loss per share	56,025	57,202

Pro forma net loss per share attributable to common stockholders:
Basic and Diluted	$(0.40)	$(0.18)

(1)	Excludes share-based compensation related to our Performance Awards because the performance condition contained in such grants had not occurred as of December 31, 2013 or March 31, 2014. If the performance condition had occurred on December 31, 2013 or March 31, 2014, we would have recognized $1.8 million or $3.6 million of share-based compensation expense, respectively, net of estimated forfeitures.

Note 12. Geographic Information

Revenue

The following table presents our revenue by geographic areas, as determined based on the billing address of our customers (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(Unaudited)
United States	$22,445	$42,415	$8,055	$14,885
EMEA	10,257	19,125	3,800	6,620
Other	5,526	10,505	2,056	3,587

Total	$38,228	$72,045	$13,911	$25,092

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Assets

The following table presents our long-lived assets by geographic areas (in thousand):

	December 31,		March 31, 2014
	2012	2013
			(Unaudited)
United States	$3,898	$6,466	$11,542
EMEA	205	2,054	2,648
Other	99	135	174

Total	$4,202	$8,655	$14,364

The carrying value of capitalized internal-use software is excluded from the balance of long-lived assets presented in the table above.

Note 13. Related Party Transactions

Certain key employees, including officers, exercised stock options and purchased unvested stock awards in exchange for promissory notes bearing interest at a rate of 1.05% or 2.67% per annum. These notes were secured by the underlying shares purchased and unvested shares could be repurchased by us upon termination of employment at the lower of the original issuance price or the fair market value of the underlying shares as of the date of repurchase. Because the notes were considered to be in-substance nonrecourse, we deemed the exercise of the stock options and the purchase of unvested stock awards to be non-substantive. As such, the notes receivable were not reflected in the consolidated financial statements and the related stock transactions were not recorded until the notes receivable were settled in cash.

Notes receivable as of December 31, 2012 were $0.6 million, and were paid in full as of December 31, 2013.

Note 14. Retirement Plans

We have a 401(k) retirement and savings plan made available to all United States employees. The 401(k) plan allows each participant to contribute up to an amount not to exceed an annual statutory maximum. We may, at our discretion, make matching contributions to the 401(k) plan. We are responsible for the administrative costs of the 401(k) plan. We have not made any contributions to the 401(k) plan since inception.

Note 15. Subsequent Events

2009 Stock Option and Grant Plan

On February 13, 2014, our board of directors and stockholders approved the amendment of our 2009 Stock Option and Grant Plan, or the 2009 Plan, to increase the maximum number of shares of common stock authorized for issuance by 6.3 million shares to approximately 24.8 million shares.

On January 30, 2014, we granted stock options under the 2009 Plan to certain employees to purchase approximately 0.7 million shares of common stock at an exercise price of $9.16 per share. We also granted RSUs with respect to approximately 0.2 million shares of common stock.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 13, 2014, we granted stock options under the 2009 Plan to certain employees to purchase 4.5 million shares of common stock at an exercise price of $9.52 per share. We also granted RSUs with respect to 0.6 million shares of common stock.

2014 Stock Option and Incentive Plan

On February 13, 2014, our board of directors adopted the 2014 Stock Option and Incentive Plan, or the 2014 Plan, which would become effective one business day prior to the effective date of the registration statement for our initial public offering. A total of 7.5 million shares of common stock is reserved for issuance pursuant to the 2014 Plan. The 2014 Plan provides for an annual increase in the number of shares available for issuance on the first day of each year beginning in 2015.

2014 Employee Stock Purchase Plan

On February 13, 2014, our board of directors adopted the Employee Stock Purchase Plan, or ESPP. A total of approximately 3.7 million shares of our common stock are available for sale under the ESPP. The ESPP provides for annual increases in the number of shares available for issuance on the first day of each year beginning in 2015.

Amendment to Sixth Amended and Restated Certificate of Incorporation, As Amended

On February 13, 2014, our board of directors and stockholders approved an amendment to our sixth amended and restated certificate of incorporation, as amended, to (A) increase the total number of authorized shares of common stock by 15.0 million shares to a new total of 125.0 million shares; (B) increase the total number of shares of common stock designated as Series A common stock by 7.5 million shares to a new total of 87.5 million shares; (C) increase the total number of shares of common stock designated as Series B common stock by 7.5 million shares to a new total of 37.5 million shares; and (D) increase the number of shares of Series A common stock that may be issued upon conversion of Series B common stock without triggering anti-dilution provisions of our sixth amended and restated certificate of incorporation, as amended, by 7.5 million shares to a new total of 37.5 million shares.

This note describes subsequent events that we have evaluated through February 14, 2014, the date on which these consolidated financial statements were available to be issued.

Note 16. Subsequent Events (unaudited)

For our unaudited interim condensed consolidated financial statements as of March 31, 2014, and for the three months then ended, we have evaluated subsequent events through April 22, 2014, which is the date these financial statements were available to be issued.

2014 Stock Option and Incentive Plan

On April 21, 2014, our stockholders approved the 2014 Plan previously adopted by our board of directors on February 13, 2014.

ZENDESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2014 Employee Stock Purchase Plan

On April 21, 2014, our stockholders approved the ESPP as previously adopted by our board of directors on February 13, 2014.

Amendment and Restatement of Certificate of Incorporation and Bylaws

On April 21, 2014, our stockholders approved the amendment and restatement of our certificate of incorporation and bylaws, in each case in the form that is to be effective upon the closing of our initial public offering. The amendment and restatement of our certificate of incorporation and bylaws had previously been approved by our board of directors on January 30, 2014.

CUSTOMER ACCOUNTS PER COUNTRY (as of December 31, 2013)
42,000+
CUSTOMER ACCOUNTS
40+
LANGUAGES SUPPORTED
>1,000
500 - 999
100 - 499
<100
88%
2013 REVENUE
GROWTH RATE
2013 REVENUE BY GEOGRAPHIC AREA
15% 26% 59%
U.S. EMEA OTHER
zendesk

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

SEC registration fee		$19,320
FINRA filing fee		23,000
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

* To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers or affiliated entities, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors. In our indemnification agreements with these non-employee directors, we have agreed that our indemnification obligations will be primary to any such other indemnification arrangements.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2011, we made sales of the following unregistered securities:

•	We granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 15,093,434 shares of common stock under our 2009 Stock Option and Grant Plan at exercise prices ranging from $0.61 to $12.08 per share.

•	We granted to our directors, officers, employees, consultants and other service providers restricted stock units for an aggregate of 2,687,973 shares of common stock under our 2009 Stock Option and Grant Plan.

•	We issued an aggregate of 750,000 shares of common stock to one of our officers pursuant to a restricted stock agreement under our 2009 Stock Option and Grant Plan.

•	In July 2012, we issued a warrant to purchase 125,000 shares of common stock at an exercise price of $1.92 per share in connection with our entry into a loan agreement.

•	In September 2012, we sold an aggregate of 8,582,021 shares of our Series D preferred stock at a purchase price of $5.24352 per share for an aggregate purchase price of approximately $45 million.

•	In March 2014, we issued an aggregate of 901,657 shares of common stock in connection with our acquisition of all of the ordinary outstanding shares of Zopim and the termination of all outstanding vested options to acquire shares of Zopim.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D, or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Zendesk.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on April 22, 2014.

ZENDESK, INC.

By:	/s/ Mikkel Svane
Mikkel Svane
Chief Executive Officer and Chair of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mikkel Svane Mikkel Svane	Chief Executive Officer and Chair of the Board of Directors (Principal Executive Officer)	April 22, 2014

/s/ Alan Black Alan Black	Chief Financial Officer (Principal Financial and Accounting Officer)	April 22, 2014

* Peter Fenton	Director	April 22, 2014

* Caryn Marooney	Director	April 22, 2014

* Elizabeth Nelson	Director	April 22, 2014

* Dana Stalder	Director	April 22, 2014

* Michelle Wilson	Director	April 22, 2014

* Devdutt Yellurkar	Director	April 22, 2014

*By:	/s/ Mikkel Svane
Mikkel Svane As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1+	Share Purchase and Sale Agreement by and among the Registrant, the sellers listed therein, the option holders listed therein, Zopim Technologies Pte Ltd., and the representative of the sellers and option holders listed therein, dated as of March 14, 2014.

3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2+	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect upon the completion of this offering.

3.3+	By-laws of the Registrant, as currently in effect.

3.4+	Form of Amended and Restated By-laws of the Registrant to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate of the Registrant.

4.2+	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated as of September 5, 2012.

4.3+	Warrant to Purchase Stock issued to Silicon Valley Bank, dated as of June 12, 2012.

5.1*	Opinion of Goodwin Procter LLP.

10.1+	Forms of Indemnification Agreement.

10.2#+	2009 Stock Option and Grant Plan, as amended, and related form agreements.

10.3#+	2014 Stock Option and Incentive Plan, and related form agreements.

10.4#+	2014 Employee Stock Purchase Plan.

10.5#+	Offer Letter between the Registrant and Alan Black, dated as of October 28, 2011.

10.6#+	Offer Letter between the Registrant and Marcus Bragg, dated as of July 25, 2013.

10.7#+	Offer Letter between the Registrant and Adrian McDermott, dated as of June 16, 2010.

10.8+	Office Lease between the Registrant and 989 Market Street, LLC, dated as of April 29, 2011.

10.9+	First Amendment to Lease between the Registrant and 989 Market Street, LLC, dated as of June 28, 2011.

10.10+	Second Amendment to Lease between the Registrant and 989 Market Street, LLC, dated as of August 11, 2011.

10.11+	Third Amendment to Lease between the Registrant and HMC Mid-Market Ventures LLC, dated as of September 11, 2013.

10.12+	Sublease between the Registrant and Zoosk, Inc., dated as of August 1, 2012.

10.13+	Lease Agreement between the Registrant and 1019 Market St. Property, LLC, dated as of September 6, 2013.

10.14+	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of June 12, 2012.

Exhibit Number	Description

10.15+	First Amendment and Waiver to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of June 14, 2013.

10.16+	Second Amendment to Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of December 30, 2013.

10.17+	Third Amendment to Loan Security Agreement by and between the Registrant and Silicon Valley Bank, dated as of February 7, 2014.

10.18#	Non-Employee Director Compensation Policy.

10.19#	Executive Cash Incentive Bonus Plan.

16.1+	Letter from Deloitte & Touche LLP.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (see page II-5 of this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Previously filed.
#	Indicates management contract or compensatory plan, contract, or agreement.